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TABLE OF CONTENTS

Exhibit 99.1

Pinos Altos / Mexico / 6:00 am aemtoday Agnico-Eagle Mines Limited 2009 Annual Report Agnico-Eagle Mines Limited 2009 Annual Report

2009 highlights

Gold reserves
(millions of ounces)

1.3
3.0
3.3
3.3
4.0
7.9
7.9
10.4
12.5
16.7
18.1
18.4
20–21
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 EST.

Gold production
(annual target from existing projects)
(thousands of ounces)

231
277
493
1,057
1,223
1,324
1,412
2007
2008
2009
2010 EST.
2011 EST.
2012 EST.
2013 EST.

2009 highlights All dollar amounts in this report are in US$ unless otherwise indicated 2009 2008 2007 Operating Gold production (ounces) 492,972 276,762 230,992 Total cash costs per ounce $ 347 $ 162 $ (365) Average realized gold price $ 1,024 $ 879 $ 748 Financial (millions except per share amounts) Revenue $ 613.8 $ 368.9 $ 432.2 Net income 86.5 73.2 139.3 Net income per share 0.55 0.51 1.05 Dividends per share $ 0.18 $ 0.18 $ 0.18 Total cash costs per ounce is a non-GAAP measure. A reconciliation is included in the attached Form 20-F. This document may use the terms “measured resources,” “indicated resources” and “inferred resources.” The U.S. Securities and Exchange Commission does not recognize them. A more detailed discussion is included in the attached Form 20-F. Gold reserves Gold production (millions of ounces) (annual target from existing projects) (thousands of ounces) Since 1998, gold reserves have increased by 14.2 times, all at operating mines. Over this period, shares outstanding rose by only 3.1 times. 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 EST. 3.3 3.3 3.0 1.3 4.0 18.4 18.1 20–21 16.7 12.5 10.4 7.9 7.9 2007 2008 2010 EST. 2012 EST. 2009 2011 EST. 2013 EST. 493 1,223 1,324 1,057 1,412 231 277

operations at-a-glance In 2009, Agnico-Eagle Mines Limited neared the end of a major mine-building phase. By year-end, the Company had five mines operating in Canada, Finland and Mexico. The sixth mine, in northern Canada, began gold production in early 2010. Key performance drivers Driver 2009 performance Spot price of gold Gold prices continued their upward march as Agnico-Eagle realized a 16% increase in gold prices to $1,024 per ounce. Production volumes Record 492,972 ounces of payable gold production, largely due to additional production at the Goldex, Lapa, Kittila and Pinos Altos mines. Production costs Total cash costs per ounce of gold of $347 compared to $162 in 2008, primarily as a result of the new mines not having the benefit of byproduct production to the same degree as LaRonde. Good cost control at the steady-state mines, LaRonde and Goldex, as minesite costs per tonne were $72 and $23, respectively. C$/US$ The Canadian dollar strengthened considerably by 16%. As many exchange rate of the Company’s operating costs are denominated in Canadian dollars, this partly offset the benefit of higher byproduct revenues during the year. Total cash costs per ounce and minesite costs per tonne are non-GAAP measures. Reconciliations are included in the attached Form 20-F. Production outlook 2010 2009 (estimate) (actual) Gold (ounces) 1,057,200 492,972 Silver (thousands of ounces) 5,145 4,035 Zinc (thousands of tonnes) 67.1 56.2 Copper (thousands of tonnes) 5.1 6.7 London gold PM fix (US$/ounce) (avg. quarterly) (source: kitco.com) DEC DEC DEC DEC DEC 2005 2006 2007 2008 2009 Declared annual dividend (per common share) $0.18 2009 highlights > Commercial production achieved at Lapa, Kittila and Pinos Altos. > Record annual gold production of 492,972 ounces. > Record proven and probable gold reserves of 18.4 million ounces. > Gold resources rose approximately 28% over 2008 level. > Low total cash costs per ounce of gold of $347, placing the Company in the lowest quartile of cash costs in the industry. 1,102 > In 2009, AEM declared its 28th consecutive annual cash dividend, payable in March 2010 at $0.18 per common share.

LaRonde Quebec, Canada Flagship mine remained a consistent engine of earnings and cash flow. Goldex Quebec, Canada Underground mine started up in 2008 and operated at or exceeded design capacity for most of 2009. Lapa Quebec, Canada New underground mine achieved commercial production on May 1, 2009. Kittila Kittila, Lapland, Finland New open pit mine achieved commercial production on May 1, 2009. Pinos Altos Chihuahua, Mexico New open pit mine achieved commercial production on November 1, 2009. Meadowbank Nunavut, Canada New open pit mine poured its first gold on February 27, 2010. Concept and Design: The Works worksdesign.com Printing: Merrill Corporation Canada six operating gold mines growing cash flow per share 100%-owned orebodies in mining-friendly regions low-cost, efficient producer record gold reserves of 18.4 million ounces aggressive exploration plans focused mainly on the current operations stable, long-term, experienced management team robust balance sheet with considerable financial flexibility consecutive 28-year track record of dividend payments longstanding policy of not hedging gold industry-leading shareholder returns strong community relations AEM AR/09 PAGE 1

AEM AR/09 PAGE 2 letter to shareholders With the first gold poured at our Meadowbank mine earlier this year, AEM is nearing the end of an ambitious mine-building phase that has transformed the Company and created exceptional value for our shareholders, employees and host communities. Since the beginning of 2006, we have spent more than $2 billion building five new mines. By year-end 2010, we expect to have increased annual gold production fourfold. While the process was challenging at times, it was also rewarding. Through much of this period, we continued to generate industry-leading returns for shareholders. We created opportunities for our employees to tackle new challenges and develop new skills, and we built a strong foundation for ongoing, mutually beneficial community relationships. We also positioned the Company for continued growth. With the completion of our new mines come new opportunities to build even more value as we generate increased cash flow per share, step up exploration efforts and undertake smaller-scale, yet meaningful, production expansions. Strong operating performance Today, our production base is stronger and more diversified with six mines now operating. Together with LaRonde, these mines are expected to double AEM’s gold production in 2010. From 2011 to 2014, annual gold production is forecast to average more than 1.3 million ounces with total cash costs per ounce of approximately $400. The Goldex mine in the Abitibi region of Quebec came on-stream in 2008. The mine operated at, and occasionally exceeded, design rates for most of 2009. It is thought to be one of the lowest-cost hard rock underground operations in the gold industry, with minesite costs per tonne expected to average $22 from 2011 to 2014.

AEM AR/09 PAGE 3 The Lapa mine achieved commercial production on May 1, 2009. While we encountered start-up issues, primarily related to higher than expected ore dilution, we have applied our experience from the nearby LaRonde mine to maximize the profitability of Lapa, our highest-grade mine. With the first gold poured at the Kittila mine in Finland in January 2009, production increased throughout the year as recoveries improved, and we anticipate operating at design rates throughout much of 2010. The Kittila mine is one of the largest known gold deposits in Europe and is expected to produce more than 150,000 ounces of gold, annually, from 2011 to 2014. Expansion studies are under way on this prolific deposit. By year-end, the Pinos Altos mine in Mexico was pouring gold from both the heap leach and milling operations. Ramp-up to full production levels will continue in 2010. From 2011 to 2014, we expect Pinos Altos to produce, on average, more than 200,000 ounces of gold per year. Several satellite deposits are expected to add incrementally to gold production over this time. Further drilling is under way and driving economic studies. In late February 2010, the most recent and largest of our mines poured its first gold. Meadowbank, our beachhead in the Canadian Arctic, is expected to produce approximately 400,000 ounces of gold, annually, from 2011 to 2014. In addition to the new mines, our flagship mine, LaRonde, continued its solid performance in 2009, producing 203,494 ounces of gold at total cash costs per ounce of $103. Despite having produced approximately 4 million ounces of gold since operations began in 1988, LaRonde still has almost 5 million ounces of gold in proven and probable reserves, which are among the largest gold reserves at an operating Canadian mine. The financial benefits of our expanded production base were reflected in dramatic improvements in earnings and cash flow in the final quarter of 2009. Record quarterly gold production of 163,276 ounces pushed earnings to $47.9 million. As gold output continues to expand in 2010 and beyond, the foundation is set for continued growth in earnings and cash flow per share. This puts us in a very strong position to continue to invest in growth opportunities and increase our longstanding dividend. Compelling expansion opportunities As the major building projects neared completion, we turned our attention to a number of compelling expansion opportunities at the existing properties, which have the potential to further increase production over 2010 levels. LETTER TO SHAREHOLDERS /

AEM AR/09 PAGE 4 In 2009, we approved a $10-million expansion at Goldex, which will result in the production of an additional 20,000 ounces of gold per year over the mine life. We also approved a $64-million project to construct a 4,000-tonne-per-day open pit, heap leach operation on the Creston Mascota deposit near the Pinos Altos mine. Production should begin in 2011 and last for at least five years at a rate of approximately 46,000 ounces of gold annually. In addition, we have feasibility and scoping studies under way at Pinos Altos, Kittila and Meadowbank. At Pinos Altos, we are considering putting several satellite deposits into production and expanding the Pinos Altos plant. At Kittila, we are assessing the economic feasibility of increasing annual gold production by at least 50% through a mill expansion and the sinking of a mine shaft. At Meadowbank, we are looking at increasing the average mill throughput by approximately 18% by accelerating development of two open pits, increasing the mill throughput and building an underground operation. Construction of a deep extension of the LaRonde mine began in 2006 to access higher-grade ore and extend the life of the operation through to 2022, at least. Shaft sinking was completed in 2009 and production is scheduled to commence in late 2011. Once full production levels are achieved, LaRonde is expected to produce approximately 380,000 ounces of gold annually. Through these potential expansions, AEM anticipates that its gold production could grow by 50% over the next five years from the approximate 1 million ounces expected in 2010. It is anticipated that this growth will again place the Company among industry leaders in terms of gold production growth. Exploration is a priority Over the years, exploration success has been one of our core strengths and adding quality gold reserves through exploration remains a priority for AEM. Our focus is largely on our existing properties. With the new mines built, we have gained improved access to drill our gold deposits, and our team is excited by the opportunities before them. In 2009, our exploration programs continued to increase the known size of the mineralized envelopes of several deposits, over and above the amount mined during the year, with particularly compelling results at Kittila, Pinos Altos and Meadowbank. At year-end, the Company’s gold reserves totalled a record 18.4 million ounces, an increase of 2% over 2008 levels. Our gold resources increased by 28%, demonstrating that we can expect to convert more gold resources to reserves at our operating mines. For 2010, we increased our exploration budget by 40% to $76 million. This is our largest-ever exploration program and is an indication of the confidence we have in the quality and potential of our orebodies. These deposits are located in mining-friendly jurisdictions and have yet to be fully explored. In fact, we believe that four of our six mine deposits could ultimately exceed 5 million ounces of gold reserves – a level that we consider to be world-class. LETTER TO SHAREHOLDERS /

AEM AR/09 PAGE 5 Although gold prices have performed very well over the last few years, we expect prices to continue to move much higher, driven by increased investment demand. Gold will become increasingly sought after as a means of protecting wealth from the persistent debasement of paper money. In our view, this process is still in its early stages and, as a result, the bull market in gold has some way to go before running its course. Positioned to perform As we enter a new phase in our company’s development, AEM is positioned to continue to perform for shareholders. Our balance sheet is strong, with approximately $164 million in cash and cash equivalents, and available credit facilities of approximately $165 million at year-end 2009 – giving us the financial flexibility to carry out our growth plans. Our larger, low-cost gold production base and growing reserves enable us to provide greater leverage to higher gold prices and generate increasing cash flow. Furthermore, we remain committed to a strategy that is focused on per-share metrics, striving to be an industry leader in reserves per share, production per share and cash flow per share, as a means of creating exceptional shareholder value. This means that our measured approach to doing business will not change. It has worked well for our shareholders and employees for many years and it remains a good fit for our skill set. Throughout our organization, there is great enthusiasm as we enter 2010. Our transformation to a multi-mine gold producer is complete and we are poised to capitalize on our hard work. Many of our people, myself included, have been with the Company for 20 years or more and take great pride in what we have accomplished and the value we have built. I would like to thank each and every employee, contractor, service provider and stakeholder for helping us achieve a significant milestone in our company’s history and positioning us strongly for the future. Sincerely, Sean Boyd Vice-Chairman and Chief Executive Officer March 18, 2010 LETTER TO SHAREHOLDERS /

AEM AR/09 PAGE 6 AEM has 53 years of operating history, dating back to 1957 when Agnico Mines Limited was founded. In 1972, Agnico Mines merged with gold exploration company Eagle Gold Mines Limited to form today’s AEM. From inception, AEM has operated a quality business, always maintaining a healthy balance sheet and never selling its gold forward. • 1963 Visionary Paul Penna becomes Agnico Mines President > 1974 Gold production begins at Joutel mine in Quebec > 1981 The first of 28 consecutive years of dividend payments > 1988 First gold poured at LaRonde > 1994 AEM listed on the New York Stock Exchange > 2000 Completion of LaRonde’s Penna Shaft, the deepest single-lift shaft in the Western Hemisphere > > 2001 8.5 million ounces of gold in reserves and resources > 2004 3.5 million ounces of cumulative gold production > 2005 AEM acquires the Kittila property in Finland and signs an option agreement to purchase the Pinos Altos property in Mexico > 2006 AEM ranks among the top 10 gold producers in the world based on market capitalization for the first time > 2007 AEM acquires the Meadowbank property in Canada > 2008 Goldex, our second mine, achieves commercial production >

AEM AR/09 PAGE 7 aemyesterday Ebe Scherkus, Mine Manager, holding first gold bar poured at LaRonde / Quebec / 1988

LaRonde / Quebec / 9:00 am aemtoday

AEM AR/09 PAGE 9 With Lapa, Kittila and Pinos Altos achieving commercial production in 2009, AEM’s five operating mines produced a record 492,972 ounces of gold, up 78% over 2008. Despite commissioning and ramp-up expenditures, total cash costs per ounce of gold of $347 continued to place AEM’s gold production in the lowest quartile of cash costs in the industry. We also strengthened our ties to the communities in which we operate. Mine Payable gold production Total cash costs (ounces) per ounce of gold 2009 2010 2009 2010 (estimate) (estimate) Goldex 148,849 164,000 $ 366 $ 318 Kittila 71,838* 147,100 668* 502 Lapa 52,602* 115,600 751* 506 LaRonde 203,494 179,700 103 220 Meadowbank N/A 299,900 N/A 460 Pinos Altos 16,189* 150,900 596* 401 Company overall 492,972 1,057,200 $ 347 $ 399 * Partial year.

AEM AR/09 PAGE 10 operating mines LaRonde Our flagship mine, LaRonde, continues to be a consistent, reliable, world-class mine, maintaining its solid operating performance again in 2009. The mill processed an average of 6,975 tonnes of ore per day versus 7,210 tonnes per day in 2008, a lower rate due to two planned maintenance shutdowns. LaRonde’s total cash costs per ounce were $103 on payable gold production of 203,494 ounces, placing it among the lowest cash cost gold mines in the industry. This compares to total cash costs per ounce of $106 on gold production of 216,208 ounces in 2008, as lower gold production was more than offset by stronger byproduct metals prices. Good cost control continued to be a hallmark of LaRonde. Minesite costs per tonne were approximately C$72, roughly 7% higher than in 2008 due to cost pressures in the industry for inputs such as labour and chemical reagents, but in line with expectations. In 2010, gold production at LaRonde is expected to decrease to approximately 180,000 ounces as gold grades decline until late 2011 when the deeper, richer ore of the LaRonde extension is accessed. From 2011 to 2014, annual gold production of approximately 248,000 ounces is expected, reflecting the higher gold grades. Total cash costs per ounce over this period are expected to average $301 as byproduct revenues decline, largely due to lower zinc grades at depth. LaRONDE 2009 PRODUCTION 203,494 ounces of gold 3.9 million ounces of silver 56.2 tonnes of zinc 6.7 tonnes of copper

AEM AR/09 PAGE 11 OPERATING MINES / Goldex The Goldex mine achieved commercial production in 2008. It consistently operated at, or exceeded, design rates throughout 2009, processing an average of 7,164 tonnes per day compared to a design rate of 6,900 tonnes per day. Payable gold production of 148,849 ounces at total cash costs of $366 per ounce was below expectation because of a decision to mine lower grade ore from the eastern and central mining blocks for part of the year to allow the preparations for a large blast in the higher-grade western block to take place in early 2010. By year-end, normal mining sequencing had resumed and grades were back to reserve estimates. Cost control was very good at Goldex, with minesite costs per tonne of C$23. We believe that Goldex is one of the lowest-cost hard rock underground mines in the world. At the current mining and blasting rate, it is expected that the Goldex orebody will be totally blasted approximately 1.5 years ahead of schedule, reducing costs over the balance of the mine life. In 2010, gold production is forecast to be approximately 164,000 ounces, increasing to an average of 169,000 ounces, annually, from 2011 to 2014. Over this period, minesite costs per tonne are expected to average C$22 and total cash costs per ounce are expected to average $328. GOLDEX 2009 HIGHLIGHTS Produced 148,849 ounces of gold Processed 7,164 tonnes per day Blasting 1.5 years ahead of schedule

AEM AR/09 PAGE 12 OPERATING MINES / Lapa ABOUT LAPA AEM’s smallest but highest-grade mine Eleven kilometres east of LaRonde Ore processed in a dedicated facility at LaRonde Anticipated seven-year mine life The Lapa mine achieved commercial production on May 1, 2009. Production from the mine improved throughout the year, achieving the design rate of 1,500 tonnes per day by the fourth quarter. Lower than expected payable gold production of 52,602 ounces and higher than expected total cash costs per ounce of $751 were largely the result of higher than expected ore dilution of the mining blocks and mine sequencing. Minesite costs per tonne were C$140. Costs are expected to decline significantly as the drilling, blasting, excavation and filling cycles are optimized for the orebody. Gold production is expected to be approximately 116,000 ounces in 2010 and 118,000 ounces, annually, from 2011 to 2014. Total cash costs per ounce are expected to average $519 from 2011 to 2014, with minesite costs per tonne averaging C$123.

AEM AR/09 PAGE 13 OPERATING MINES / Kittila KITTILA PRODUCTION Open pit mining expected to last five years Underground mining began in 2010 Processing plant includes AEM’s only autoclave Study under way to double annual gold production With gold first poured at the Kittila mine in January, production increased over the course of 2009 as recoveries improved. We anticipate operating near design rates throughout 2010. Reflecting the optimization process, the Kittila mill processed an average of 2,728 tonnes per day in the fourth quarter of 2009, and achieved in excess of 3,500 tonnes per day in December, compared to a design rate of 3,000 tonnes per day. Gold production of 71,838 ounces was lower than expected due to low recovery rates for the early part of the year. Higher than expected minesite costs of €54 were a reflection of the low tonnage milled, as were total cash costs per ounce of $668. The Kittila mine is one of the largest known gold deposits in Europe. While the ore is initially being sourced from open pits, underground mining will begin in 2010. In 2009, underground development progressed in several areas and the first stope was extracted in January 2010. In 2010, Kittila gold production is expected to be approximately 147,000 ounces. From 2011 to 2014, we are forecasting average annual gold production of more than 150,000 ounces at total cash costs per ounce of $520, and minesite costs per tonne of €53.

AEM AR/09 PAGE 14 OPERATING MINES / Pinos Altos By year-end, the Pinos Altos mine in Mexico was pouring gold from both its heap leach and milling operations. In 2009, payable production was 16,189 ounces of gold. Commercial production was 9,565 ounces at total cash costs per ounce of $596 and minesite costs per tonne of $28. The mine declared commercial production as of November 1, 2009. While ramp-up at Pinos Altos was slower than expected due to issues encountered in the commissioning of the dry tailings pressure filters, the mill was operating at approximately 75% of design capacity by year-end. Ramp-up to full production levels will continue in 2010 and new filter capacity has been ordered. Underground mining and the first stope extraction at Pinos Altos are scheduled to begin in the second quarter of 2010. In 2010, gold production is expected to be approximately 151,000 ounces. From 2011 to 2014, annual gold production is expected to average more than 200,000 ounces with total cash costs per ounce averaging $263. MINING AT PINOS ALTOS Series of open pits Underground mining to start in 2010 Construction under way of an open pit heap leach operation at Creston Mascota Potential to develop several other satellite deposits

AEM AR/09 PAGE 15 Ebe Scherkus, President and COO, holding first gold bar poured at Meadowbank / Nunavut / 2010

Goldex / Quebec / 1:00 pm

AEM AR/09 PAGE 17 corporate responsibility In the past two years, AEM has grown from approximately 2,500 employees and contractors to more than 4,500. In so doing, we have sought to maximize the number of local employees working at our operations. In 2009, 99% of our workforce at Pinos Altos came from Mexico, and 40% of our workforce at Meadowbank came from Nunavut. AEM invested heavily in employee training in 2009 and will continue to do so in the coming year, with safety at the core of all training activities. Safe production We want all of our people to return home safely at the end of each shift. Achieving this requires safe and orderly workplaces, competent and well-trained personnel who look out for each other’s well-being, a positive and cooperative attitude towards working safely and effective safety systems that are jointly created and supported by all employees and continually improved. In 2009, the lost-time injury frequency rate for all AEM employees and contractors was 2.65, which was well below our corporate objective and 2008 result of 3.70. This performance places AEM among the best performers in our sector of the mining industry. It is especially noteworthy in a year when construction was under way at all sites. The LaRonde mine won its fifth consecutive Provincial Mine Rescue Championship, an accomplishment never before equalled in the Quebec mining industry. The Goldex mine rescue team also qualified in its first year in competition. Members of the LaRonde mine rescue teams have since travelled to Pinos Altos and Kittila to train mine rescue personnel at these new operations. We introduced nursing and medical services at all mining operations. We also worked to instill our corporate safety culture in our new mines. This involved adapting proven health and safety programs to reflect the specialized needs of each site, including emergency response training, training on safe job procedures and ensuring that the required resources are in place.

AEM AR/09 PAGE 18 CORPORATE RESPONSIBILITY / Respect the environment From exploration to mining, we work hard to preserve and protect our natural environment by implementing sound environmental management systems and processes at all stages of our business activities, and by pursuing continuous improvement in our environmental performance. In 2009, we continued to increase awareness and develop our management systems to improve environmental stewardship at all operations. There were no serious environmental incidents to report and no compliance actions were taken at any of our sites. At Goldex, 3.2 million tonnes of non-acidgenerating flotation tailings have been deposited onto the former Manitou tailings site since the start of operations in 2008. This represents approximately 20% of the total volume calculated as being necessary to fully neutralize and encapsulate the acid-generating tailings at this formerly orphaned site, which is now being operated and reclaimed as a joint venture project between the Quebec Ministry of Natural Resources and AEM. The release of acidic runoff from this site has been halted and is now being managed under the joint venture. At Meadowbank, we continued construction of the dewatering dikes to isolate mining pits from lakes. To address the issue of sediment control, we installed floating turbidity barriers at a cost of $2 million and established a dedicated, round-the-clock monitoring program. Despite these actions, short-term exceedances of our target sediment release levels still occurred and we are taking remedial action. We also installed and operated two new water treatment plants, both of which have met the tight discharge standards for total suspended solids and turbidity established by the Nunavut Water Board.

AEM AR/09 PAGE 19 At Pinos Altos, we commissioned the tailings filtration plant, with all of the mill tailings now being filtered and deposited as a dry stack within the tailings impoundment, and with the filtrate water being recycled to the mill for re-use as process water. The program to recover and move critical vegetation in the mine footprint was continued throughout 2009. At Kittila, work started on an expansion of the tailings containment area with the preparation of the base for installation of a low permeability bituminous liner system along with the construction of the main dike. In 2009, we encountered unexpectedly elevated levels of nickel in the effluent from our autoclave operation, which led to the installation of a lime treatment system. In the interim, none of this effluent was released to the environment. The stored water is being treated and cycled within the tailings pond in preparation for its release to an infiltration field in 2010, once nickel levels have been reduced to the accepted discharge standard. Respect for people and host communities AEM strives to act as a responsible neighbour, employer, and business partner, to the benefit of the regions where we chose to work. This commitment to sustainability and responsible mining is reflected in our effort to build relationships based on trust, open dialogue, mutual respect, and understanding. We work to be the “employer of choice” in each of the communities in which we operate. This requires that we empower our employees, treating them at all times in a fair, respectful and open manner, and seeking their input and involvement in a meaningful way in all phases of our operations. At each operation, we have CORPORATE RESPONSIBILITY /

AEM AR/09 PAGE 20 CORPORATE RESPONSIBILITY / established Collaboration Committees, consisting of elected employees, which meet regularly with local mine management to discuss issues of concern to the employees, including conditions of employment, compensation, work schedules and procedures, equipment selection and grievances. We engage our host communities through a wide variety of means specific to the country, region or site in which we operate. For example, Goldex maintains regular contact with elected representatives on the city council in order to address all issues relating to the mine’s operation. At LaRonde, we are working with two local councils and nearby cottage owners to monitor and understand increased noise disruption, and we have installed new noise attenuation barriers and new ventilation fan enclosures as a result. At Meadowbank, a Community Liaison Committee was jointly formed with the village of Baker Lake to provide a forum for ongoing community engagement in an area seeing industrial development for the first time. The committee brings together elders, community leaders, the business community, youth representatives and mine management to address all issues relating to this development and the impacts on their community. At Pinos Altos, we are pleased to have received, for our second year running, certification as a socially responsible company from the Centro Mexicano para la Filantropia. This certification is overseen by a committee of 25 people who audit the performance of our Pinos Altos mine against a wide range of factors addressing Corporate Social Responsibility. Pinos Altos has also received certification for providing equality of women’s rights in the workplace (Equidad de genero). Sustainable Development Report As an important step towards continuous improvement, AEM collected sustainable development performance data in 2009. This data will be used to set objectives for subsequent years. It is based in part on the Global Reporting Initiative (GRI) indicators, the Canadian Mining Association’s Toward Sustainable Mining (TSM) indicators, and AEM’s own indicators. The data will be presented in May 2010 in the first AEM Sustainable Development Report.

As an important step towards continuous improvement, AEM collected sustainable development performance data in 2009. This data will be used to set objectives for subsequent years. Meadowbank / Nunavut / 2:00 pm aemtomorrow Kittila / Finland / 4:00 pm

AEM AR/09 PAGE 23 AEM enters 2010 with a much greater capacity to generate increased cash flow per share. The Company is well positioned to continue to grow gold output with a strong balance sheet, significant internal expansion opportunities, improved access to drill its gold deposits, and an increased focus on adding quality gold reserves through exploration. The short-term objective is 20 million to 21 million ounces of gold in reserves by year-end 2010. Proven and Indicated Inferred probable reserves resources resources Gold (thousands of ounces) 18,398 6,280 5,118 Goldex 1,630 13 802 Kittila 4,025 1,445 588 Lapa 843 249 100 LaRonde 4,849 386 1,384 Meadowbank 3,655 3,312 751 Pinos Altos 3,396 461 695 Silver (thousands of ounces) 129,648 18,720 15,341 LaRonde 36,035 5,197 3,988 Pinos Altos 93,613 13,523 11,353 Copper (thousands of tonnes) 97 9 29 LaRonde 97 9 29 Zinc (thousands of tonnes) 502 98 47 LaRonde 502 98 47 Please refer to the complete reserves and resources table in the attached Form 20-F. Reserves are not a subset of resources. Reserves and resources summary (at December 31, 2009)

AEM AR/09 PAGE 24 corporate strategy For many years, we have adhered to a low-risk corporate strategy focused on per-share metrics. We plan to follow the same strategy going forward. one:produce more gold AEM has one of the most robust gold production growth profiles of any intermediate or senior gold producer. We are targeting a 2010 gold production of 1.0 million to 1.1 million ounces, up more than 100% from 2009 levels, as all six of our gold mines will be in commercial production. With the Meadowbank start-up in early 2010, and the Goldex, LaRonde extension and Creston Mascota expansions coming on-stream in 2011, AEM is on course to achieve average gold production of over 1.3 million ounces, annually, from 2011 to 2014, with total cash costs of approximately $400 per ounce. Three more internal expansion projects are expected to contribute to additional production growth by 2015. Studies are under way which could potentially increase AEM’s gold production to more than 1.5 million ounces of gold per year. two: grow gold reserves AEM has a strong record of growing gold reserves, having increased reserves per share almost fivefold over the past 11 years. From 18.4 million ounces at year-end 2009, gold mineral reserves are targeted to grow to between 20 million and 21 million ounces by year-end 2010. Our primary exploration targets are on our Kittila, Pinos Altos, and Meadowbank properties. The LaRonde operation is currently a 4.9-million-ounce gold reserve, and we see the potential for these other deposits to reach this size as well. For 2010, our largest-ever exploration budget of $76 million will be weighted towards resource exploration (discovery) and resource-to-reserve conversion.

AEM AR/09 PAGE 25 CORPORATE STRATEGY / three: acquire small, think big We plan to continue our successful acquisition strategy. We take a conservative approach, seeking out early-stage opportunities in regions of low political risk that are well matched to our skills and abilities and can significantly strengthen the business. This is the strategy used for our Kittila, Pinos Altos and Meadowbank acquisitions, for which we paid a total of $784 million for what has become a combined 11.1 million ounces in gold reserves and an additional 7.3 million ounces in resources. four: be a low-cost leader Low-cost production is a competitive advantage that positions AEM to deliver value at every stage of the gold cycle and has allowed the payment of consecutive annual dividends since 1981. From 2010 to year-end 2014, we are projecting total cash costs of approximately $400 per ounce of gold produced, a level we expect will place us in the lowest cost quartile in the industry over the long term. five: maintain a solid financial profile AEM ended the year with $164 million in cash and cash equivalents and $165 million available under its credit facilities. In March 2010, the Company further strengthened the balance sheet by issuing $600 million in a series of bonds, with proceeds used to repay bank debt. A strong balance sheet gives us the financial flexibility to carry out our growth plans and act quickly on opportunities. In 2010, capital expenditures are expected to total approximately $478 million and decline to approximately $178 million in 2011. Through 2011, AEM expects to be self-funding as significant internal cash flow is generated from its expanding mines.

AEM AR/09 PAGE 26 With the start-up of Meadowbank, AEM has reached the end of a significant construction phase, during which it spent more than $2 billion since the beginning of 2006. With most of the mines nearing steady-state operation in 2010, capital expenditures of approximately $463 million in 2010 and $178 million in 2011 will be used primarily for expansions. Meadowbank Meadowbank is the largest and most recent of our mine-building projects. The mine poured its first gold on February 27, 2010. In 2009, operations at the Portage open pit began with the mining of 2.3 million tonnes of ore, compared to a planned mining of 2.0 million tonnes. By year-end, approximately 600,000 tonnes of ore were stockpiled. The power plant was completed and commissioning of the process plant was under way. All of the materials necessary for the first nine months of operation were also delivered to the minesite. Commercial production is budgeted for April 2010. For this partial year, payable gold production is forecast to be approximately 300,000 ounces, reflecting the commissioning period. From 2011 to 2014, the expected average gold production is approximately 400,000 ounces, annually, at total cash costs per ounce averaging $454. We are studying the potential of increasing the average daily production rate at Meadowbank from 8,500 tonnes to 10,000 tonnes, which would increase the average annual gold production to more than 400,000 ounces. The additional production would come initially from the accelerated development of the Goose Island and Portage open pits, and potentially from growth projects

AEM AR/09 PAGE 27 an underground operation on the southern end of the deposit via ramp access. Study results will be reviewed in mid-2010. LaRonde In 2006, AEM began to construct a deep extension of the LaRonde mine to access higher-grade ore and extend the life of the operation through to 2022. The work involved sinking an 835-metre-long internal shaft extending downward from the Penna Shaft, and constructing ramps to enable mining to a depth of three kilometres or more. Initial production from the extension is expected in late 2011, with the full production rate reached in 2014. Post-2013, the plan is to produce 6,000 tonnes of ore per day at an average gold grade of approximately 6.0 grams per tonne, resulting in annual production of approximately 380,000 ounces. For the same period, annual byproduct production is expected to average 1.0 million ounces of silver, 5,700 tonnes of copper, and 12,300 tonnes of zinc. Goldex In 2009, the Board of Directors approved an expansion of the production rate of the Goldex mine from 6,900 tonnes to 8,000 tonnes per day. The $10-million project, mainly involving the addition of a surface crushing plant, will result in an additional 20,000 ounces of gold per year over the mine life. Construction began in late 2009, and the ramp-up to 8,000 tonnes per day should be complete in late 2011. We expect to extend the mine life of Goldex beyond 2017, in spite of the increased mining rate, by focusing on converting resources, such as the nearby “M” and “S” zones, into reserves. Pinos Altos An expansion project was approved in 2009 to begin construction of a 4,000-tonne-per-day open pit heap leach operation on the Creston Mascota deposit, approximately seven kilometres northwest of the main Santo Nino deposit. The capital cost of the stand-alone project is estimated at $64 million. Creston Mascota has about 362,000 ounces of gold and 3.7 million ounces of silver in probable reserves. Production should start in early 2011 and last for at least five years at a rate of 46,000 ounces of gold annually. We are also considering increasing the Pinos Altos processing plant rate from 4,000 tonnes per day to a possible 6,000 tonnes per day, reflecting a 125% increase in reserve tonnage since the beginning of 2007. Results of the scoping study are expected in the third quarter of 2010. Kittila A scoping study is under way to assess the economic feasibility of increasing annual gold production by at least 50% to between 225,000 ounces and 300,000 ounces. This would require sinking a new shaft to access the deeper ore and expanding the Kittila mineral-processing plant. The results of the study will be reviewed in early 2011. GROWTH PROJECTS /

AEM AR/09 PAGE 28 exploration Growing gold reserves, on a per-share basis, is integral to AEM’s strategy and critical to our long-term success. Our focus is on adding reserves at our existing properties. At year-end 2009, AEM’s proven and probable gold reserves reached a record high of 18.4 million ounces, a 2% increase over the previous year. The largest increase came from Kittila where approximately 0.8 million ounces of reserves were added in 2009. Due to improved drilling access in 2010, an even larger amount of reserves is expected to be added with the year-end target being 20 million to 21 million ounces of gold. Based on the results of the 2009 exploration program, it is possible that Kittila will become our largest gold deposit, and one of the largest in Europe. It appears that Pinos Altos will ultimately support several stand-alone satellite zones which will supplement production from the main Santo Nino deposit. In 2010, we are increasing our exploration budget by 40% to $76 million, and planning almost 300 kilometres of drilling. The emphasis will be on resource exploration (or discovery) and conversion. The main exploration targets are at, or close to, our Kittila, Pinos Altos, and Meadowbank mines.

AEM AR/09 PAGE 29 We have 11 drills operating at Kittila, where the focus is on resource-to-reserve conversion and expansion along strike and below the Suuri and Roura zones. The Pinos Altos mine consists of a series of open pits, which will eventually be supplemented by underground production, primarily from the large Santo Nino deposit. Drilling over the past two years has identified a number of satellite deposits on the large 11,000-hectare property. The Creston Mascota deposit is under construction and expected to begin production in early 2011. Recent drilling at the Sinter deposit and the new Cubiro deposit has suggested that there is potential for these zones to be mined by open pit heap leach methods similar to Creston Mascota. We will continue to explore these deposits in 2010 and expect to complete a feasibility study for the Sinter deposit by year-end. At Meadowbank, we are focused on resource-to- reserve conversion and the expansion of the Vault, Goose South and Portage deposits. 2010 exploration Budgeted expenditures Drilling (US$ millions) (kilometres) Minesite exploration Goldex $ 3 28 Kittila 16 81 Lapa 3 8 LaRonde 4 19 Meadowbank 6 25 Pinos Altos 4 19 Grassroots exploration Finland 7 20 Mexico 8 21 Nevada 8 17 Nunavut 5 16 Quebec 5 27 Western Canada 7 17 Total $ 76 297

AEM AR/09 PAGE 30 corporate governance AEM’s governance practices reflect the structure and processes we believe are necessary to improve company performance and enhance shareholder value. We follow the development of corporate governance standards in both Canada and the United States. As requirements and practices evolve, we respond in a positive and proactive way by assessing our practices and making modifications as needed. Board of Directors The Board of Directors consists of 12 directors. All but three directors are independent of management and free from any interest or business that could materially interfere with their ability to act in the Company’s best interests. The Board is ultimately responsible for overseeing the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board generally discharges its responsibilities either directly or through four committees. Board committees The Corporate Governance Committee advises and makes recommendations to the Board on corporate governance matters, the effectiveness of the Board and its committees, the contributions of individual directors and the identification and selection of director nominees. The Audit Committee assists the Board in its oversight responsibilities with respect to the integrity of the Company’s financial statements, compliance with legal and regulatory requirements, external auditor qualifications and the independence and performance of the Company’s internal and external audit functions. The Compensation Committee advises and makes recommendations to the Board on the Company’s strategy, policies and programs for compensating and developing senior management and directors. The Health, Safety and Environment (HSE) Committee advises and makes recommendations to the Board with respect to monitoring and reviewing HSE policies, principles, practices and processes; HSE performance; and regulatory issues relating to health, safety and the environment. With the exception of the HSE Committee, the Board committees are composed entirely of outside directors who are unrelated to and independent from AEM. Committee charters are posted to the corporate website. Ethical business conduct AEM has adopted a Code of Business Conduct and Ethics that provides a framework for directors, officers, and employees on the conduct and ethical decision-making integral to their work. We have also adopted a Code of Business Conduct and Ethics for consultants and contractors. The Audit Committee is responsible for monitoring compliance with these Codes. In conjunction with the Codes, we have established a toll-free compliance hotline to allow for anonymous reporting of suspected violations. More information is posted on the corporate website.

AEM AR/09 PAGE 31 James D. Nasso Chairman of the Board (Director since 1986) 1,3,4 Mr. Nasso is the retired founder and President of Unilac Limited, a manufacturer of infant formula, a position he held for 35 years. He is a graduate of St. Francis Xavier University (B.Comm.). Sean Boyd Vice-Chairman (Director since 1998) Mr. Boyd is Vice-Chairman and CEO of Agnico-Eagle Mines Limited and has been with the Company since 1985. He was appointed CEO in 1998 and became Vice-Chairman in 2005. Prior to that, Mr. Boyd held various senior management positions in the Company. Mr. Boyd is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. Leanne M. Baker (Director since 2003) 1,2 Dr. Baker is a consultant to companies in the mining and financial services industries. Previously, she was employed by Salomon Smith Barney, where she was one of the top-ranked U.S. mining analysts. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D., Mineral Economics). Douglas R. Beaumont (Director since 1997) 2,3 Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering & Construction. Mr. Beaumont is a graduate of Queen’s University (B.Sc.). Clifford J. Davis (Director since 2008) 2,4 Mr. Davis is a mining industry veteran, who is currently on the board of New Gold, and formerly a member of the senior management teams of Gabriel Resources and TVX Gold and of the boards of TVX Gold, Rio Narcea and Tiberon. Mr. Davis is a graduate of The Royal School of Mines, London, U.K. (B.Sc., Mining Engineering). David Garofalo, C.A., ICD.D. (Director since 2008) Mr. Garofalo is Senior Vice-President, Finance and CFO of Agnico-Eagle Mines Limited and has been with the Company since 1998. Before joining, he served as treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo serves on the board of directors and audit and corporate governance committees of Stornoway Diamond Corporation. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and is a Chartered Accountant. Bernard Kraft (Director since 1992) 1,3 Mr. Kraft recently retired as a senior partner of Kraft, Berger, Grill, Schwartz, Cohen & March, Chartered Accountants and is a consultant to that firm, and a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners, and the American Society of Appraisers. Mel Leiderman (Director since 2003) 1,2 Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners and is a graduate of the University of Windsor (B.A.). J. Merfyn Roberts, C.A. (Director since 2008) 1,3 Mr. Roberts, based in London, England, has been a fund manager and investment advisor for more than 20 years and has been closely associated with the mining industry. He sits on the boards of several resource companies, including Eastern Platinum Limited and Emerald Energy plc. Mr. Roberts is a graduate of Liverpool University, U.K. (B.Sc., Geology) and Oxford University, U.K. (M.Sc., Geochemistry). Eberhard Scherkus (Director since 2005) 4 Mr. Scherkus is President and COO of Agnico-Eagle Mines Limited and has been with the Company since 1985. He was appointed COO in 1998 and as President in 2005. Prior to that, Mr. Scherkus held various senior management positions, most recently as Executive Vice-President and COO, and was manager of the Company’s LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Howard Stockford (Director since 2005) 2,4 Mr. Stockford, now retired, is a former Executive Vice-President of Aur Resources Inc., and sits on several mining company boards. He has been involved in the mining business for more than 40 years. He is a graduate of The Royal School of Mines, Imperial College, London University. Pertti Voutilainen (Director since 2005) 3,4 Mr. Voutilainen is a mining industry veteran, most recently the Chairman of the Board of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the Board and CEO for Kansallis Banking Group and President after its merger with Union Bank of Finland. He was also the CEO of Outokumpu Corp., Finland’s largest mining and metals company. 1 Audit Committee 2 Compensation Committee 3 Corporate Governance Committee 4 Health, Safety and Environment Committee board of directors

AEM AR/09 PAGE 32 The information in this annual report has been prepared as at March 18, 2010. Certain statements contained in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under Canadian provincial securities laws. When used in this document, the words “anticipate”, “expect”, “estimate”, “forecast”, “planned” and similar expressions are intended to identify forward-looking statements and information. Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development, and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company’s minesites; and other statements regarding anticipated trends with respect to the Company’s capital resources and results of operations. Such statements reflect the Company’s views as at the date this annual report was prepared and are subject to certain risks, uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures and other costs; gold and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2009 attached to this annual report, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. forward-looking statement Technical Information Please refer to the company press release dated February 17, 2010 for further details on the mineral reserves and resources. The technical information has been prepared under the supervision of, and reviewed by, Marc Legault, P.Eng., Vice-President, Project Development, and a “Qualified Person” for the purposes of National Instrument 43-101.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 1-13422

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrants Specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

Ontario, Canada
(Jurisdiction of Incorporation or Organization)

145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
(Address of Principal Executive Offices)

R. Gregory Laing
145 King Street East, Suite 400
Toronto, Ontario, Canada M5C 2Y7
Telephone: 416-947-1212 Fax: 416-367-4681
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value (Title of Class)	The Toronto Stock Exchange and the New York Stock Exchange (Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
 None
(Title of Class)

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

156,625,174 Common Shares as of December 31, 2009

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒            No        ☐

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act.

Yes    ☐            No    ☒

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒            No    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

Large Accelerated Filer ☒        Accelerated Filer ☐        Non-Accelerated Filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒        International Financial Reporting Standards as issued        Other ☐
        by the International Accounting Standards Board ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐            Item 18    ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes    ☐            No    ☒

i

*
Omitted pursuant to General Instruction E(b) of Form 20-F.

**
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

ii

 PRELIMINARY NOTE

        Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Annual Report on Form 20-F ("Form 20-F") are stated in United States dollars ("U.S. dollars", "$" or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). See "Item 3 Key Information — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into U.S. dollars.

        Generally Accepted Accounting Principles:    Agnico-Eagle reports its financial results using United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

        Forward-Looking Information:    Certain statements in this Form 20-F, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or comparable terminology. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2010 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and byproduct metals mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, minesite costs per tonne and other expenses;

  •
  estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production;

  •
  estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects;

  •
  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company;

  •
  statements regarding the Company's expectations regarding the issuance of an aggregate of $600 million of notes to institutional investors; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this Form 20-F are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, Euro, Mexican peso and the U.S. dollar will be approximately consistent with current levels or as set out in this Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

        The forward-looking statements in this Form 20-F reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3 Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This Form 20-F contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in this Form 20-F have been prepared in accordance with the Canadian securities regulatory authorities' (the "CSA") National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's ("SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The metal grades reported in the mineral reserve and mineral resource estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

        This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

        This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This Form 20-F presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This Form 20-F also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

 PART I

ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2009 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	613,762	368,938	432,205	464,632	241,338
Interest and sundry income	16,172	11,721	29,230	45,915	4,996

	629,934	380,659	461,435	510,547	246,334

Production costs	306,318	186,862	166,104	143,753	127,365
Loss on derivative financial instruments	—	—	5,829	15,148	15,396
Exploration and corporate development	36,279	34,704	25,507	30,414	16,581
Equity loss in junior exploration company	—	—	—	663	2,899
Amortization	72,461	36,133	27,757	25,255	26,062
General and administrative	63,687	47,187	38,167	25,884	11,727
Provincial capital tax	5,014	5,332	3,202	3,758	1,352
Interest	8,448	2,952	3,294	2,902	7,813
Foreign exchange gain (loss)	(39,831)	77,688	(32,297)	(2,127)	(1,860)

Income before income and mining taxes	108,038	95,991	159,278	260,643	35,279
Income and mining taxes (recoveries)	21,500	22,824	19,933	99,306	(1,715)

Net income	86,538	73,167	139,345	161,337	36,994

Net income per share — basic	0.55	0.51	1.05	1.40	0.42

Net income per share — diluted	0.55	0.50	1.04	1.35	0.42

Weighted average number of shares outstanding — basic	155,942,151	144,740,658	132,768,049	115,461,046	89,029,754
Weighted average number of shares outstanding — diluted	158,620,888	145,888,728	133,957,869	119,110,295	89,512,799
Dividends declared per common share	0.18	0.18	0.18	0.12	0.03

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, US GAAP basis, other than share and per share information)
Balance Sheet Data (at end of period)
Mining properties (net)	3,581,798	2,997,500	2,123,397	859,859	661,196
Total assets	4,247,357	3,378,824	2,735,498	1,521,488	976,069
Long-term debt	715,000	200,000	—	—	131,056
Reclamation provision and other liabilities	96,255	71,770	57,941	27,457	16,220
Net assets	2,751,761	2,517,756	2,058,934	1,252,405	655,067
Common shares	2,378,759	2,299,747	1,931,667	1,230,654	764,659
Shareholders' equity	2,751,761	2,517,756	2,058,934	1,252,405	655,067
Total common shares outstanding	156,625,174	154,808,918	142,403,379	121,025,635	97,836,954

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in U.S. dollars, except where otherwise indicated. The following tables set out, in Canadian dollars, the exchange rates for the U.S. dollar, based on the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate"). On March 22, 2010, the Noon Buying Rate was US$1.00 equals C$0.98.

	Year Ended December 31,
	2009	2008	2007	2006	2005
High	1.3000	1.2969	1.1853	1.1726	1.2704
Low	1.0292	0.9719	0.9170	1.0990	1.1507
End of Period	1.0466	1.2246	0.9881	1.1653	1.1659
Average	1.1420	1.0660	1.0748	1.1341	1.2116

		2010		2009
	March (to March 22)
		February	January	December	November	October	September
High	1.0421	1.0734	1.0657	1.0713	1.0774	1.0845	1.1065
Low	1.0113	1.0420	1.0251	1.0405	1.0460	1.0292	1.0613
End of Period	1.0193	1.0526	1.0650	1.0466	1.0574	1.0774	1.0722
Average	1.0239	1.0561	1.0429	1.0544	1.0596	1.0549	1.0818

        On December 31, 2009 and March 22, 2010, US$1.00 equaled €0.69 and €0.74, respectively, as reported by the European Central Bank.

Risk Factors

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

        The Company's earnings are directly related to commodity prices as revenues are derived from the sale of precious metals (gold and silver), zinc and copper. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Company's decisions to proceed with its current mines were based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The prices received for the sale of the Company's byproduct metals produced at its LaRonde Mine (zinc, silver and copper) and its Pinos Altos Mine (silver) affect the Company's ability to meet its targets for total cash costs per ounce of gold produced. Byproduct metal prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's price risk management policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives" for more details on the Company's use of derivative instruments. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices; however, these measures may not be successful.

        The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

	2010 (to March 22)	2009	2008	2007	2006	2005
High price ($ per ounce)	1,153	1,212	1,011	841	725	538
Low price ($ per ounce)	1,058	810	712	608	525	411
Average price ($ per ounce)	1,110	972	872	695	604	444

        On March 22, 2010, the London P.M. Fix was $1,097.25 per ounce of gold.

        The assumptions that underlie the estimate of future operating results and the strategies used to mitigate the effects of risks of metal prices are set out herein and in "Item 5 Operating and Financial Review and Prospects — Outlook — Gold Production Growth" of this Form 20-F.

        Based on 2010 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in certain metal prices from 2009 market average prices are as follows:

Income per share
Gold	$0.54
Silver	$0.04
Zinc	$0.03
Copper	$0.01

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

The Company is largely dependent upon its mining and milling operations at the LaRonde Mine and the Goldex Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

        The Company's operations at the LaRonde Mine and the Goldex Mine in the Abitibi accounted for approximately 71% of the Company's gold production in 2009 and contributed approximately 90% of the Company's operating margin, and will continue to account for a significant portion of its gold production and operating margin until the Kittila Mine, Lapa Mine, Pinos Altos Mine and Meadowbank Mine achieve their anticipated production levels. Any adverse condition affecting mining or milling conditions at the LaRonde Mine or the Goldex Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations. The Company also anticipates using revenue generated by its operations at these mines to finance a substantial portion of the capital expenditures required at its mine development projects. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, referred to as the LaRonde Mine extension. This program involves the construction of infrastructure at depth and extraction of ore from new zones, and may present new challenges for the Company. Gold production at the LaRonde Mine above Level 245 has started to decline. The Kittila Mine, the Lapa Mine and the Pinos Altos Mine commenced commercial production in 2009 and the Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010; however, they are not expected to reach their full production rates until later in 2010. In addition, production from the Kittila, Lapa, Pinos Altos and Meadowbank Mines in 2010 may be lower than anticipated if there are delays in achieving full production rate, and it is possible that the anticipated full production rate cannot be achieved. Unless the Company can successfully bring operations at the Kittila, Lapa, Pinos Altos and Meadowbank Mines to their full production rates, bring into production the LaRonde Mine extension or otherwise acquire gold-producing assets, the Company will be dependent on the LaRonde and Goldex Mines for the majority of its gold production. Further, there can be no assurance that the Company's current exploration and development programs at the LaRonde or Goldex Mines will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves at what are currently the Company's only mines operating at or above projected levels.

The Company's newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

        The Company's production forecasts assume that production will commence at the Meadowbank Mine, LaRonde Mine extension and Creston Mascota deposit in the first quarters of 2010 and 2011 and during 2011, respectively, and that the Kittila Mine and the Pinos Altos Mine will reach full production rates by the first quarter of 2010. The Company's ability to achieve full production rates at its new mines on schedule is subject to a number of risks and uncertainties. Delays in commissioning the Pinos Altos Mine and the Kittila autoclave resulted in anticipated 2009 gold production being reduced by an aggregate of approximately 78,973 ounces.

        The LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Kittila, Pinos Altos and Meadowbank Mines require the construction of significant new underground mining operations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits and engineering and mine design adjustments. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, autoclave, filter press or semi-autogenous grinding ("SAG") mill. In addition, production may be reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases. In five of the last seven years, as a result of such adverse conditions, the Company has failed to meet production forecasts due to: a rock fall, production drilling challenges and lower than planned mill recoveries in 2003; higher than expected dilution in 2004; and increased stress levels in a sill pillar requiring the temporary closure of production sublevels in 2005. In 2008, gold production was 276,762 ounces, down from the Company's initial estimate of 358,000 ounces. This reduction was primarily a result of delays in the commencement of production at the Goldex Mine and the

Kittila Mine mainly due to delays in commissioning the Goldex production hoist and the Kittila autoclave, respectively. In 2009, gold production was 492,972 ounces, down from the Company's initial estimate of 590,000 ounces, primarily as a result of delays in the commencement of production at the Kittila Mine due to issues with the autoclave and at the Pinos Altos Mine resulting from problems in commissioning the dry tailings filter presses and dilution issues at the Lapa Mine. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

        The Company's total cash costs per ounce of gold are dependent on a number of factors, including the exchange rate between the U.S. dollar and the Canadian dollar, Euro or Mexican peso, smelting and refining charges, production royalties, the price of gold and the cost of inputs used in mining operations. At the LaRonde Mine, however, the Company's total cash costs per ounce of production are primarily affected by the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Pinos Altos Mine are affected by the exchange rates between the U.S. dollar and the Mexican peso and the price and production level of byproduct silver, the revenue from which is offset against the cost of gold production. Total cash costs per ounce from the Company's operations at the Kittila Mine are affected by the exchange rates between the U.S. dollar and the Euro. Total cash costs per ounce at all of the Company's mines are also affected by the costs of inputs used in mining operations, including labour (including contractors), steel, chemical reagents and energy. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

        Total cash costs per ounce is not a recognized measure under US GAAP, and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indicator of such performance and useful in allowing year over year comparisons. The data also reflects the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs" for reconciliation of total cash costs per ounce and minesite costs per tonne to their closest US GAAP measure and "Note to Investors Concerning Certain Measures of Performance" for a discussion of these non-US GAAP measures.

The Company may experience operational difficulties at its mines in Finland and Mexico.

        The Company's operations have been expanded to include a mine in Finland and a mine in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has limited operating experience outside of Canada. Finland and Mexico have significantly different laws and regulations than Canada and there exist cultural and language differences between these countries and Canada. Also, the Company faces challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple international locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of the Company's operations in Canada. There can be no assurance that difficulties associated with the Company's foreign operations can be successfully managed.

Mineral reserve and mineral resource estimates are only estimates and such estimates may not accurately reflect future mineral recovery.

        The figures for mineral reserves and mineral resources published by the Company are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on assumed metal prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves on all of its properties based on, among other things, a $848 per ounce gold price. Although monthly average gold prices have been above $848 per ounce since January 2009 and during the period from January 2008 to July 2008, monthly average gold prices remained below $583 per ounce for more than 25 years prior to 2006. Prolonged declines in the market price of gold (or other applicable metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company may experience difficulties operating its Meadowbank Mine as a result of the mine's remote location.

        The Company's Meadowbank Mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company constructed a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank Mine, the Company's operations will be constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank Mine must be transported through the port of Baker Lake during this shipping season. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank Mine. Furthermore, if major equipment fails, items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank Mine may require the slowdown or stoppage of operations.

        The remoteness of the Meadowbank Mine also necessitates its operation as a fly-in/fly-out camp operation, which may have an impact on the Company's ability to attract and retain qualified mining personnel. If the Company is unable to attract and retain sufficient personnel or sub-contractors on a timely basis, the Company's future development plans and operations at the Meadowbank Mine may be adversely affected.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its unsecured revolving bank credit facilities and expects that it will be permitted under the $600 million of guaranteed senior unsecured notes referred to under the heading "Item 4 Information on the Company — History and Development of the Company" to incur additional unsecured indebtedness provided, in the case of the credit facilities, that it complies with certain covenants, including that no default under the bank credit facilities has occurred and is continuing, or would occur as a result of the incurrence or assumption of such indebtedness, the terms of such indebtedness are no more onerous to the Company than those under the credit facilities and such indebtedness does not require principal payments until at least 12 months following the then existing maturity date of the credit facilities. There can be no assurance that the Company would be successful in overcoming these or any other problems encountered in connection with such acquisitions.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar may adversely affect the Company's results of operations.

        The Company's operating results and cash flow are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Company's revenues are earned in U.S. dollars but the majority of its operating costs at the LaRonde Mine, the Goldex Mine, the Lapa Mine and the Meadowbank Mine, as well the construction costs at the Meadowbank Mine, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2005 to January 1, 2010, the Noon Buying Rate fluctuated from a high of C$1.3000 per $1.00 to a low of C$0.9170 per $1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2010 after-tax operating results, a 10% change in the U.S. dollar/Canadian dollar exchange rate from the 2009 market average exchange rate would affect net income by approximately $0.23 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars; however, there can be no assurance that these strategies will be effective. See "Item 5 Operating and Financial Review and Prospects — Outlook — Gold Production Growth" for a description of the assumptions underlying the sensitivity and the strategies used to mitigate the effects of risks. In addition, the majority of the Company's operating costs at the Kittila Mine are incurred in Euros and a portion of operating costs at the Pinos Altos Mine are incurred in Mexican pesos. Each of these currencies has fluctuated significantly against the U.S. dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

If the Company fails to comply with restrictive covenants in its debt instruments, the Company's loan availability under its unsecured revolving bank credit facilities could be limited and the Company may then default under other debt agreements, which could harm the Company's business.

        The Company's unsecured revolving $600 million bank credit facility and unsecured revolving $300 million bank credit facility each limit and the Company anticipates the notes referred to under the heading "Item 4 Information on the Company — History and Development of the Company" will limit, among other things, the Company's ability to permit the creation of certain liens, make investments in a business or carry on business unrelated to mining, dispose of the Company's material assets or, in certain circumstances, pay dividends. In addition, the bank credit facilities limit the Company's ability to incur additional indebtedness. Further, each of the bank credit facilities requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under one or both of the bank credit facilities or the notes, if issued. At March 22, 2010 there was approximately $657.5 million drawn under the bank credit facilities, including $22.5 million in letters of credit, and the Company anticipates that it will continue to draw on the bank credit facilities to fund part of the capital expenditures required in connection with its current development projects. If an event of default under one of the bank credit facilities or the notes occurs, the Company would be unable to draw down further on that facility and the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and it could cause an event of default under the other credit facility or the notes. An event of default under either of the bank credit facilities or the notes may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

        The construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the Creston Mascota deposit at the Pinos Altos Mine, the construction of mining facilities at the Meadowbank Mine, the expansion of capacity at the Goldex Mine and the exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, Nunavut, Finland, Mexico and Nevada, will require substantial capital expenditures. The Company estimates that capital expenditures will be approximately $463 million in 2010 and $178 million in 2011. As at March 22, 2010, the Company had approximately $242.5 million available to be borrowed under its credit facilities, prior to the contemplated issuance of the $600 million guaranteed senior unsecured notes. Based on current funding available to the Company (excluding the notes) and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all of its current properties. However, if cash from operations is lower than expected or capital costs at these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Company may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Company will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties, which may have a material adverse effect on the Company's business, financial condition and results of operations.

The continuing weakness in the global credit and capital markets could have a material adverse impact on the Company's liquidity and capital resources.

        The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and uncertainty in 2009 and into 2010. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Company's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The mining industry is highly competitive, and the Company may not be successful in competing for new mining properties.

        There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. The Company may be at a competitive disadvantage in acquiring mining properties as it must compete with these companies and individuals, some of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Company's operations.

        The Company operates in a number of jurisdictions in which regulatory requirements have been introduced or are being contemplated to monitor, report and/or reduce greenhouse gas emissions. Under the Copenhagen Accord, Canada has committed to reducing greenhouse gas emissions by 17%, relative to 2005 levels, by 2020, but this commitment is subject to future alignment with reduction targets in the United States. Canada is currently developing new regulatory requirements to address greenhouse gas emissions. Similarly, the Province of Quebec has passed legislation enabling the establishment of a greenhouse gas emissions registry, greenhouse gas reduction targets and a cap-and-trade system to achieve Quebec's commitment to reduce greenhouse gas emissions by 20%, relative to 1990 levels, by 2020. The Company's operations in Quebec use primarily hydroelectric power and as a consequence are not large producers of greenhouse gases. Except for the Meadowbank Mine, which produces its own electricity from diesel-power generation, none of the Company's operations are large producers of greenhouse gases. New regulatory requirements and the additional costs required to comply are not expected to have a material effect on the Company's operations and financial condition.

Title to the Company's properties may be uncertain and subject to risks.

        The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights in respect of its properties.

The success of the Company is dependent on good relations with its employees and on its ability to attract and retain key personnel.

        Production at the Company's mines and mine projects is dependent on the efforts of the Company's employees and contractors. Relationships between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Company operates. Changes in applicable legislation or in the relationship between the Company and its employees or contractors may have a material adverse effect on the Company's business, results of operations and financial condition.

        The Company is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces significant competition for qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

        While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected. None of the current contracts establishing the byproduct metal derivatives positions qualified for hedge accounting treatment under US GAAP. See "Item 11 Quantitative and Qualitative Disclosures about Market Risk — Derivatives".

The trading price for the Company's securities is volatile.

        The trading price of the Company's common shares and, consequently, the trading price of securities convertible into or exchangeable for the Company's common shares have been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Company's common shares and securities convertible into or exchangeable for common shares may increase or decrease in response to a number of events and factors, including:

  •
  changes in the market price of gold or other byproduct metals the Company sells;

  •
  current events affecting the economic situation in Canada, the United States and elsewhere;

  •
  trends in the mining industry and the markets in which the Company operates;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

  •
  purchases or sales of blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

        Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Company's common shares and the securities convertible into or exchangeable for the Company's common shares regardless of the Company's operating performance.

The Company may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

        Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. Section 404 of SOX also requires an annual attestation report by the Company's independent auditors addressing the effectiveness of the Company's internal control over financial reporting. The Company has completed its Section 404 assessment and received the auditors' attestation as of December 31, 2009.

        If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares and securities convertible or exchangeable for common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

        The Company is incorporated under the laws of the Province of Ontario, Canada. A majority of the Company's directors and officers as well as the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian-based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation on June 1, 1972, the Company has produced almost 5.5 million ounces of gold. For definitions of certain technical terms used in the following discussion, see "— Property, Plant and Equipment — Glossary of Selected Mining Terms".

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in politically stable jurisdictions. The Company has spent over $2 billion on the development of five new mines over the last three years. Through this development program, the Company transformed itself from a regionally focused, one mine producer to a multi-mine international gold producer with five operating, 100% owned mines (with one additional operating mine expected by the first quarter of 2010).

        Since 1988, the LaRonde Mine, in the Abitibi region of Quebec, has been the Company's flagship operation, producing approximately 4 million ounces of gold as well as valuable byproducts. The Goldex Mine is 60 kilometres east of the LaRonde Mine, and the Lapa Mine, the Company's highest grade mine, is

11 kilometres east of the LaRonde Mine. The synergies between these sites contribute to the Company's status as a low cost producer. The Kittila Mine, in Finland, achieved commercial production in May 2009, has a long reserve life and has significant production expansion potential. The Pinos Altos Mine, in Mexico, achieved commercial production in November 2009 and also has significant production expansion potential. Commissioning of the Company's sixth mine, Meadowbank, in Nunavut, is currently underway and the Company had its first dore bar pour at the Meadowbank Mine in February 2010. In addition, the Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe.

        The Company believes that its total cash costs per ounce place it among the lowest quartile of producers in the gold mining industry. In 2009, the Company produced 492,972 ounces of gold at total cash costs per ounce of $347 net of revenues from byproduct metals. For 2010, the Company expects to produce 1,057,200 ounces of gold at a total cash costs per ounce of gold produced of approximately $399 net of byproduct revenue. These expected higher total cash costs compared to 2009 reflect the commencement of mining operations at the Meadowbank Mine, which is expected to have higher total cash costs per ounce compared to the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos Mine and the Kittila Mine; and increased production from the Company's mines and mine projects that do not contain byproduct metals. In addition, the higher total cash costs per ounce also reflect the Canadian dollar strengthening against the U.S. dollar, recent escalations in labour, shipping and transportation costs and the ramp-up of operations at the Pinos Altos Mine during 2010. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company operates through four segments: Canada, Europe, Latin America and the United States.

        The Quebec Region includes the LaRonde Mine, the LaRonde Mine extension project, the Goldex Mine and the Lapa Mine, each of which is held directly by the Company. In 2009, the Quebec Region accounted for 82.2% of the Company's gold production, comprised of 41.3% from the LaRonde Mine, 30.2% from the Goldex Mine and 10.7% from the Lapa Mine. In 2010, the Company anticipates that the Quebec Region will account for 43.4% of the Company's gold production, of which 17.0%, 15.5% and 10.9% of the Company's gold production will come from the LaRonde Mine, the Goldex Mine and the Lapa Mine, respectively.

        The Company's operations in the European Region are conducted through its indirect subsidiary, Agnico-Eagle AB, which owns the Kittila Mine in Finland. In 2009, the Kittila Mine accounted for 14.6% of the Company's gold production and the Company anticipates that in 2010 the Kittila Mine will account for 13.9% of the Company's gold production.

        The Company's operations in the Latin American Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos Mine and the Creston Mascota deposit. In 2009, the Pinos Altos Mine accounted for 3.3% of the Company's gold production and the Company anticipates that in 2010 the Pinos Altos Mine will account for 14.3% of the Company's gold production.

        The Nunavut Region is comprised of the Meadowbank Mine, which is held directly by the Company. The Meadowbank Mine, which is expected to achieve commercial production in the first quarter of 2010, will account for approximately 28% of the Company's 2010 gold production. In addition, the Company has an international exploration office in Reno, Nevada.

        The following table sets out the date of acquisition, the date of commencement of construction and the date of achieving commercial production for the Company's mines and mine projects. Agnico-Eagle's expertise in acquiring and developing mines is shown through the successful launch of six operating mines.

	Date of Acquisition		Date of Commencement of Construction	Date of achieving Commercial Production
LaRonde	1992	(1)	1985	1988
Goldex	December 1993	(1)	July 2005	August 2008
Kittila	November 2005		June 2006	May 2009
Lapa	June 2003	(1)	June 2006	May 2009
Pinos Altos	March 2006		August 2007	November 2009
Meadowbank	April 2007		Pre-April 2007	March 2010	(2)

Notes:

(1)
Date when 100% ownership was acquired.

(2)
Anticipated.

        The Company's exploration program focuses primarily on the identification of new mineral reserves and resources and new development opportunities in proven gold producing regions. Current exploration activities are concentrated in Canada, Europe, Latin America and the United States. Several projects were evaluated during the year in other countries where the Company believes the potential for gold occurrences is excellent and which the Company believes to be politically stable and supportive of the mining industry. The Company currently manages 78 properties in Canada, 11 properties in Nevada and Idaho in the United States, three properties in Finland, four properties in Mexico and three properties in Argentina. Exploration activities are managed from offices in Val d'Or, Quebec; Reno, Nevada; Chihuahua, Mexico; Helsinki and Kittila, Finland; and Vancouver, British Columbia.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. Three of the Company's new mines or projects came from relatively recent acquisitions.

        In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan Resources AB ("Riddarhyttan"), a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its common shares and paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. The Company, through wholly-owned subsidiaries, currently holds 100% of Riddarhyttan. Riddarhyttan, through its wholly-owned subsidiary, Agnico-Eagle AB, is the 100% owner of the Kittila Mine, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland.

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos property in northern Mexico. The Pinos Altos property is comprised of approximately 11,000 hectares in the Sierra Madre gold belt, approximately 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. In February 2006, the Company exercised its option and acquired the Pinos Altos property on March 15, 2006. Under the terms of the exploration and option agreement, the purchase price of $66.8 million was comprised of $32.5 million in cash and 2,063,635 common shares of the Company.

        In February 2007, the Company made an exchange offer for all of the outstanding shares of Cumberland Resources Ltd. ("Cumberland") not already owned by the Company. At the time, Cumberland was a pre-production development stage company listed on the Toronto Stock Exchange (the "TSX") and American Stock Exchange. In May 2007, the Company acquired approximately 92% of the issued and outstanding shares of Cumberland that it did not previously own and, in July 2007, the Company completed the acquisition of all Cumberland shares by way of a compulsory acquisition. The Company issued 13,768,510 of its common shares and paid $9.6 million in cash as consideration to Cumberland shareholders in connection with its acquisition of Cumberland.

        In 2009, the Company's capital expenditures were $657 million. The 2009 capital expenditures included $76 million at the LaRonde Mine (which included approximately $39 million of expenditures relating to the LaRonde Mine extension), $22 million at the Goldex Mine, $90 million at the Kittila Mine (which included $36 million of expenditures on construction of the underground mine), $47 million at the Lapa Mine (which included $22 million on construction of the mine), $133 million at the Pinos Altos Mine and $288 million at the Meadowbank Mine. In addition, the Company spent $36 million on exploration activities at the Company's grassroots exploration properties. Budgeted 2010 exploration and capital expenditures of $478 million include $96 million at the LaRonde Mine (including $67 million on the LaRonde Mine extension), $14 million at the Goldex Mine, $29 million at the Lapa Mine, $92 million at the Pinos Altos Mine (including $54 million on the construction and development at the Creston Mascota deposit), $59 million at the Kittila Mine, $112 million at the Meadowbank Mine (including $10.5 million on the construction of the mine) and $37 million in capitalized exploration expenditures. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $39 million. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and pre-production.

        The financing for the expenditures set out above is expected to be from internally generated cash flow from operations, from the Company's existing cash balances and from drawdowns of the Company's bank credit facilities. In addition, on March 19, 2010 the Company announced it had received non-binding commitments from institutional investors in the United States and Canada to purchase in a private placement $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes are expected to have a weighted average maturity of 9.84 years, weighted average yield of 6.59% and restrictive convenants and events of default substantially similar to the Company's bank credit facilities. Proceeds from the offering of the Notes will be used to repay amounts under the Company's bank credit facilities. Closing of the transaction is expected to occur in April 2010. Based on current funding available to the Company (excluding the Notes) and expected cash flows from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures for all its properties.

        Capital expenditures by the Company in 2008 and 2007 were $909 million and $523 million, respectively. The 2008 capital expenditures included $75 million at the LaRonde Mine (which was comprised of $38 million of sustaining capital expenditures and $37 million comprised primarily of expenditures on the LaRonde Mine extension), $53 million at the Goldex Mine, $196 million at the Kittila Mine, $89 million at the Lapa Mine, $176 million at the Pinos Altos Mine and $314 million at the Meadowbank Mine. In addition, the Company spent $35 million on exploration activities at the Company's grassroots exploration properties. The 2007 capital expenditures included $87 million at the LaRonde Mine (which was comprised of $34 million of sustaining capital expenditures and $53 million comprised primarily of expenditures on the LaRonde Mine extension and the ramp below Level 215), $105 million at the Goldex Mine, $94 million at the Kittila Mine, $29 million at the Lapa Mine and $170 million at the Meadowbank Mine.

        The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972, as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited". Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

        On December 19, 1989, Agnico-Eagle acquired the remaining 57% interest in Dumagami Mines Limited not already owned by it, as a consequence of the amalgamation of Dumagami Mines Limited with a wholly-owned subsidiary of Agnico-Eagle, to continue as one company under the name Dumagami Mines Inc. ("Dumagami"). On December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde Mine, to Agnico-Eagle and was subsequently dissolved.

        On December 8, 1993, the Company acquired the remaining 46.3% interest in Goldex Mines Limited not already owned by it, as a consequence of the amalgamation of Goldex Mines Limited with a wholly-owned subsidiary of the Company, to continue as one company under the name Goldex Mines Limited. On January 1, 1996, the Company amalgamated with two wholly-owned subsidiaries, including Goldex Mines Limited.

        In October 2001, under a plan of arrangement, the Company amalgamated with an associated corporation, Mentor Exploration and Development Co., Limited ("Mentor"). In connection with the arrangement, the Company issued 369,348 of its common shares in consideration for the acquisition of all of the issued and outstanding shares of Mentor that it did not already own.

        On August 1, 2007, the Company, Agnico-Eagle Acquisition Corporation, Cumberland and a wholly-owned subsidiary of Cumberland, Meadowbank Mining Corporation, amalgamated under the laws of the Province of Ontario and continued under the name of Agnico-Eagle Mines Limited.

        The Company's executive and registered office is located at Suite 400, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this Form 20-F. The Company's principal place of business in the United States is located at 8725 Technology Way, Suite B, Reno, Nevada 89521.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Growth Profile.    The Company has a proven track record of increasing production capacity at existing operations through a combination of acquisitions, operational improvements, expansions and development. The Company anticipates increasing its production to over 1.0 million ounces of gold in 2010 with continued growth to 2014. The Company's production growth in 2010 is expected to come principally from the Meadowbank Mine, which achieved commercial production in the first quarter of 2010, as well as from the continued operational improvements at the Kittila, Lapa and Pinos Altos Mines. Over the last three years, the Company has spent over $2 billion on the development of five new mines, and its significant extension of the LaRonde Mine at depth. With the large majority of mine development projects complete and with five mines expected to achieve steady state operational status, capital expenditures are expected to decline materially from 2010 onward, significantly increasing free cash flow. The remaining capital expenditure is primarily for incremental expansion projects and completion of the Meadowbank Mine.

        Operations in Politically Stable, Mining-Friendly Regions.    The Company and its predecessors have over three decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that are supportive of the mining industry. Three of the Company's producing mines and one of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Province of Quebec had the highest "policy potential index" for any mining jurisdiction in the world in the Fraser Institute's 2008-2009 survey of mining companies. The policy potential index measures the effects on exploration of a variety of government policies related to the mining industry. The Company's Kittila Mine in northern Finland, Pinos Altos Mine in northern Mexico and Meadowbank Mine in Nunavut are located in regions which the Company believes are also supportive of the mining industry.

        Low-Cost, Efficient Operations.    The Company believes that its total cash costs per ounce place it among the lowest quartile of producers in the gold mining industry, with total cash costs per ounce of gold produced at $347 for 2009 and $162 per ounce for 2008. These relatively low cash costs are attributable to the economies of scale afforded by the Company's mining operations, as well as byproduct revenues from the LaRonde and Pinos Altos Mines and sharing of resources among its three operating mines in northwestern Quebec. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low-cost producer status.

        Strong Operating Base.    Through its acquisition, exploration and development program, the Company has been transformed from a regionally focused, single mine producer to a multi-mine international gold producer with six operating, 100% owned mines. The Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its mines and projects in Nunavut, Finland and Mexico. The experience gained through building and operating the LaRonde Mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the

LaRonde Mine supports the nearby Goldex and Lapa Mines, and the construction of infrastructure to access the deposits at the LaRonde Mine extension.

        Highly Experienced Management Team.    The Company's senior management team has an average of over 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations.

        Based on these strengths, the Company's corporate strategy is to grow low-cost production and reserves in mining-friendly regions.

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves.

        Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties.

        Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of further increasing its gold reserves. In 2009, on a contained gold ounces basis, the Company increased its gold reserves to 18.4 million ounces (162.4 million tonnes grading 3.52 grams of gold per tonne), an increase of 2% over December 31, 2008 levels, including the replacement of 492,972 ounces of gold mined.

        Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in advanced exploration companies and primary exploration activities. By investing in pre-development stage companies, the Company believes that it has been able to acquire control of projects at favourable prices and reasonable valuations. The Company's property acquisition strategy has evolved more recently to include joint ventures and partnerships and the acquisition of development and producing properties.

Mining Legislation and Regulation

Canada

        The mining industry in Canada operates under both federal and provincial or territorial legislation governing prospecting and the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labour, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines and other matters.

        The mining industry in Canada is also subject to extensive laws and regulations at both the federal and provincial or territorial levels concerning the protection of the environment. The primary federal regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Department of Fisheries and Oceans (Canada) and Environment Canada. The construction, development and operation of a mine, mill or refinery requires compliance with applicable environmental laws and regulations and/or review processes, including obtaining land use permits, water permits, air emissions certifications, industrial depollution attestations, hazardous substances management and similar authorizations from various governmental agencies. Environmental laws and regulations impose high standards on the mining industry to reduce or eliminate the effects of waste generated by mining and processing operations and subsequently deposited on the ground or affecting the air or water. Laws and regulations regarding the decommissioning, reclamation and rehabilitation of mines may require approval of reclamation plans, provision of financial guarantees and long-term management of closed mines.

Quebec

        In Quebec, mining rights are governed by the Mining Act (Quebec) and, subject to limited exceptions, are owned by the province. A mining claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee currently ranging from C$26 to C$120 per claim depending on its location of area (as set by Quebec government regulations), exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Ministry of Natural Resources and Wildlife (Quebec). The amount of exploration work required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (as set by Quebec government regulations). In 1966, the mining concession system set out for lands containing mineralized zones in the Mining Act (Quebec) was replaced by a system of mining leases but the mining concessions sold prior to such replacement remain in force. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, provided it pays the annual rent set by Quebec government regulations, which currently ranges from C$21 per hectare (on privately held land) to C$43 per hectare (on land owned by the province). Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of ten years. After the third renewal, the Minister of Natural Resources and Wildlife (Quebec) may grant an extension thereof on the conditions, for the rental and for the term he or she determines.

        Bill 79, an Act to amend the Mining Act, was introduced in the Quebec National Assembly in December 2009 and, if adopted, will amend a number of rules relating to the mining regime in Quebec, mainly to stimulate mining exploration. However, it is too early to determine the final form that the amendments will take and what effect, if any, these amendments may have on the Company's operations.

        In Quebec, the primary provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Ministry of Sustainable Development, Environment and Parks (Quebec) and the Ministry of Natural Resources and Wildlife (Quebec).

Nunavut

        As a result of the Nunavut Land Claims Agreement (the "Land Claims Agreement") of July 1993, ownership of large tracts of land was granted to the Inuit. These Inuit-owned lands include areas with high mineral potential. Further, as a result of other rights granted to the Inuit in the Land Claims Agreement, Inuit organizations play an important role in the management of natural resources and the environment in Nunavut. These duties are shared among the federal and territorial governments and Inuit organizations. Under the Land Claims Agreement, the Inuit own surface rights to certain lands representing approximately 16% of Nunavut. For a portion of the Inuit-owned lands representing approximately 2% of Nunavut, the Inuit also own mineral (subsurface) rights in addition to the surface rights.

        In Nunavut, the Crown's mineral rights are administered by the Department of Indian and Northern Affairs (Canada) in accordance with the Northwest Territories and Nunavut Mining Regulations (the "Territorial Mining Regulations") under the Territorial Lands Act (Canada). The Inuit mineral rights in subsurface Inuit-owned lands are owned and administered by Nunavut Tunngavik Incorporated ("Nunavut Tunngavik"), a corporation representing the Inuit people of Nunavut.

        Future production from Nunavut Tunngavik-administered mineral claims is subject to production leases which include a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Territorial Mining Regulations. Before the operation of a major development project as defined in the land claim can begin, developers must also negotiate an impact benefits agreement with the regional Inuit Association.

        The Kivalliq Inuit Association (the "KIA") is the Inuit organization that holds surface rights to the Inuit-owned lands in the Kivalliq region and is responsible for administering surface rights on these lands on behalf of the Inuit of the region. In order to conduct exploration work on Inuit-owned lands, the Company is required to submit a project proposal or work plan. This proposal is subject to approval by the KIA for surface land tenure and to review by other boards established by the Land Claims Agreement to determine environmental effects and, if needed, to grant water rights. Federal and territorial government departments participate in the reviews conducted by these boards. For mine development, the Company requires a surface lease and water compensation agreement with the KIA and a licence for the use of water, including the deposit of waste.

        During mine construction and operations, the Company is subject to additional Nunavut and federal government regulations related to environmental, safety, fire and other operational matters.

Finland

        Mining legislation in Finland consists of the Mining Act and the Mining Decree, which are currently being amended. Initial proposed amendments to the Mining Act were released in October 2008 with the aim that a revised Mining Act would come into force in January 2011. The Council of State introduced the proposal for a revised Mining Act (the "Proposal") to Parliament on December 22, 2009, which may be amended during its reading in Parliament. Unless otherwise stated below, this summary reflects the Mining Act as currently in force.

        In Finland, any corporation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit, as any Finnish citizen or corporation.

        In general, prospecting does not require any special licence from the authorities, except under certain circumstances as set out in the Mining Act. The Proposal does not include any fundamental changes in this respect. If there are no impediments to granting a claim, the Ministry of Employment and the Economy (the "MEE") is obliged to grant the applicant a prospecting licence, which is required if the prospector wishes to examine the area in order to determine the size and the scope of the deposit. A prospecting licence is in force for one to five years, depending on the scope of the search for mineable minerals, and the MEE has no power of discretion as to the material merits of the mining operation. Under the Proposal, a prospecting license would be in force for a maximum period of four years and it could be extended for three-year periods up to a maximum of 15 years. The Proposal would also change the licensing authority and the application procedure in order to permit more comprehensive hearings of the parties.

        In order to obtain the rights to the mineable minerals located on a claim, the claimant must apply to the MEE for the appropriation of a mining patent. When the mining patent procedure has become final regarding all matters other than compensation, the MEE must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent. Under the Proposal, a mining patent is to be replaced by a mining license and, before the mining operator can start exploiting the land, a mining survey under the revised Mining Act by the surveying office would be required. Also, an expropriation license relating to the mining area may be required if the mining operator and the owner of the land cannot come to a voluntary agreement on the use of the land in question for mining purposes. If in the public interest, the expropriation license will be granted by the Council of State to the mining operator. When the mining survey has become final regarding all matters other than compensation and the surveying office's decision has become non-appealable, the mining operator can start exploiting the land.

        Mining operations must be carried out in accordance with laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act, mining activities require an environmental permit which may be issued either for a definite or indefinite period of time. The Environmental Protection Act is based on the principles of prevention and minimization of damages and hazards, application of the best available technology, application of the best environmental practice and "polluter pays".

        The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or a property resulting from pollution of water, air or soil, noise, vibration, radiation, light, heat or smell, or other similar nuisances, caused by an activity carried out at a fixed location. This act is based on the principle of strict liability.

        In addition to an environmental permit, mining operators require several other permits and are subject to other obligations under environmental protection legislation.

        According to the Act on Environmental Impact Assessment Procedure, certain projects require compliance with an environmental impact assessment procedure. These include major projects with a considerable impact on the environment, such as the excavation, enrichment and handling of metals and other minerals in cases where the excavated material is estimated to exceed 550,000 tonnes annually. A permit authority may not give its approval to an activity covered by the scope of the Act on the Environmental Impact Assessment Procedure without having taken an environmental impact assessment report into consideration.

Mexico

        Mining in Mexico is subject to the Mining Law, a federal law. Under the Mexican Constitution, all minerals belong to the Mexican Nation. Private parties may explore and extract minerals pursuant to mining concessions granted by the executive branch of the Mexican government, as a general rule to whoever first claims them. While the Mining Law touches briefly upon labour, occupational and worker health and safety standards, these are primarily dealt with by the Federal Labour Law. The Mining Law also briefly addresses environmental matters, which are primarily regulated by the General Law of Ecological Balance and Protection of the Environment, also of federal jurisdiction.

        The primary agencies with jurisdiction over mining activities are the Ministry of the Economy, the Ministry of Labor and Social Welfare and the Ministry of the Environment and Natural Resources. The National Water Commission has jurisdiction regarding the granting of water rights and the Ministry of Defense with respect to the use of explosives.

        Concessions are granted for 50 years, renewable once. The main obligations to keep concessions current are the semi-annual payment of mining duties (taxes), based on the surface area of the concession, and the performance of work in the areas covered by the concessions, which is evidenced by minimum expenditures or by the extraction of ore.

Organizational Structure

        The Company's significant subsidiaries (all of which are wholly-owned, unless otherwise indicated) are Riddarhyttan, 1715495 Ontario Inc., which owns all of the shares of Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Riddarhyttan, and Agnico-Eagle AB, a Swedish company through which Riddarhyttan holds its interest in the Kittila Mine. In addition, the Company's interest in the Pinos Altos Mine in northern Mexico is held through its wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V., which is owned, in part, by 1641315 Ontario Inc. The Company's only other significant subsidiaries are Agnico-Eagle (Delaware) LLC, Agnico-Eagle (Delaware) II LLC and Agnico-Eagle (Delaware) III LLC, each a limited liability company organized under the laws of Delaware. The LaRonde Mine (including the LaRonde Mine extension), the Goldex Mine, the Lapa Mine and the Meadowbank Mine are owned directly by the Company.

        The Company's wholly-owned subsidiaries, Servicios Agnico Eagle Mexico, S.A. de C.V. and Servicios Pinos Altos, S.A. de C.V., provide services in connection with the Company's operations in Mexico. Riddarhyttan Resources Oy provides services in connection with the Company's operations at the Kittila Mine in Finland. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

        The following chart sets out the corporate structure of the Company, each of its significant subsidiaries and certain other subsidiaries, together with the jurisdiction of organization of the Company and each such subsidiary as at March 22, 2010:

Agnico-Eagle Organizational Chart

Agnico-Eagle Mines Limited (Ontario)
100%
Agnico-Eagle (Delaware) LLC (Delaware)
100%
Agnico-Eagle (Delaware) II LLC (Delaware)
100%
1715495 Ontario Inc. (Ontario)
100%
Agnico-Eagle (USA) Limited (Colorado)
100%
1641315 Ontario Inc. (Ontario)
100%
989093 Ontario Limited (Ontario) (inactive)
100%
Genex Exploration Corp. (Yukon)
100%
Penna Insurance Inc. (Barbados)
100%
Agnico-Eagle (Delaware) III LLC (Delaware)
100%
Agnico-Eagle Sweden AB (Sweden)
76%
24%
Agnico Eagle Mexico, S.A. de C.V. (Mexico)
99.99%
0.01%
Servicios Agnico Eagle Mexico, S.A. de C.V. (Mexico)
99.99%
0.01%
Servicios Pinos Altos, S.A. de C.V. (Mexico)
100%
Riddarhyttan Resources AB (Sweden)
100%
Agnico-Eagle AB (Sweden)
100%
Oijarvi Resources Oy (Finland)
100%
Agnico-Eagle Finland Oy (Finland)

 Property, Plant and Equipment

Location Map of the Abitibi Region

LaRonde Mine

        The LaRonde Mine is situated approximately 60 kilometres west of the City of Val d'Or in northwestern Quebec (approximately 470 kilometres northwest of Montreal, Quebec) in the municipalities of Preissac and Cadillac. At December 31, 2009, the LaRonde Mine was estimated to contain proven mineral reserves of approximately 358,000 ounces of gold comprised of 4.8 million tonnes of ore grading 2.34 grams per tonne and probable mineral reserves of 4.5 million ounces of gold comprised of 29.6 million tonnes of ore grading 4.72 grams per tonne. The Company's LaRonde Mine consists of the LaRonde property and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine can be accessed either from Val d'Or in the east or from Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde Mine via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine. The elevation is 337 metres above sea level. The LaRonde property is relatively flat with a maximum relief of approximately 40 metres. The topography gently slopes down from north to south and is characterized by boreal-type forest on LaRonde and the nearby properties. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lake Preissac and is transported approximately four kilometres to the minesite through a surface pipeline.

        The LaRonde Mine operates under mining leases obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total 1,044.9 hectares. The El Coco property consists of 22 contiguous mining claims and one provincial mining lease and covers in total 356.7 hectares. The Terrex property consists of 21 mining claims that cover in total 424.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2018 and 2021, respectively, and are automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has two surface rights leases that cover in total approximately 122.3 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

Location Map of the LaRonde Mine

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, a treatment plant, a secondary crusher building and related facilities. The El Coco property is subject to a 50% net profits interest in favour of Barrick Gold Corporation ("Barrick") on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company has not paid royalties since 2004 and does not expect to pay royalties in 2010. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down-plunge extension of Zone 20 North was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc. and a 2% net smelter return royalty to Barrick. The Company does not expect to pay royalties on this part of the property in 2010. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

        In 2010, payable gold production at the LaRonde Mine is expected to decline to approximately 180,000 ounces, and total cash costs per ounce are expected to be approximately $227.

        The Abitibi region has a continental climate with average annual rainfall of 64 centimetres and average annual snowfall of 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions. The Company believes that the Abitibi region of northwestern Quebec has sufficient experienced mining personnel to staff its operations in the Abitibi region.

Mining and Milling Facilities

Surface Plan of the LaRonde Mine

        The LaRonde Mine was originally developed utilizing a 1,207-metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the Level 25 of Shaft #1 and then continues down to Level 248 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 to a depth of 525 metres and was used to mine Zones 6 and 7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to Level 6 (approximately 280 metres). A third shaft (the Penna Shaft), located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 6 and 7. In 2009, as part of the LaRonde Mine extension, the Company completed construction of an 823-metre internal shaft from Level 206 to access the ore below Level 245, approximately 2,858 metres below surface.

Mining Methods

        Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits; sublevel retreat; longitudinal retreat with cemented backfill; and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2009, two mining methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 30-metre and 40-metre vertical intervals, depending on the depth. Stopes are undercut in 15-metre panels. In the longitudinal method, panels are mined in 15-metre sections and backfilled with 100% cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or cemented paste backfill.

Surface Facilities

        Surface facilities at the LaRonde Mine include a processing plant with a daily capacity of 7,200 tonnes of ore, which has been expanded four times since 1987 from the original rate of 1,630 tonnes per day. Beginning in 1999, transition to the LaRonde Mine poly-metallic massive sulphide orebody required several modifications to the processing plant which consisted of a new coarse ore handling system, new SAG and ball mill, the addition of a zinc flotation circuit and capacity increases to the existing copper flotation and precious metals circuits. In 2008, the installation of a limited copper/lead separation flotation circuit, following the copper flotation circuit, was completed. Also in 2008, operation of a small cyanidation plant, for the treatment of sulphide concentrate from the Goldex Mine, began. LaRonde is also the site for the Lapa Mine ore processing plant (1,500 tonnes per day), which the Company commissioned in the second quarter of 2009.

        Annual production at the LaRonde mill consists of approximately 63,000 tonnes of copper concentrate, up to 2,800 tonnes of lead concentrate and 147,000 tonnes of zinc concentrate. Gold recovery at the LaRonde Mine is distributed approximately 70% in the copper concentrate, 5% in the lead concentrate, 4.25% in the zinc concentrate and 13% in the refinery.

Mineral Recoveries

        During 2009, gold and silver recovery averaged 90.3% and 87.7%, respectively. Zinc recovery averaged 87.7% with a concentrate quality of 54.2% zinc. Copper recovery averaged 86.2% with a concentrate quality of 11.6% copper. Approximately 2.55 million tonnes of ore were processed averaging 6,975 tonnes of ore per day at 93.6% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.55 million tonnes of ore extracted by the Company at the LaRonde Mine in 2009.

		Copper Concentrate (63,353 tonnes produced)		Zinc Concentrate (121,160 tonnes produced)		Lead Concentrate (427 tonnes produced)
	Head Grades							Dore Produced	Overall Metal Recoveries	Payable Production
		Grade	Recovery	Grade	Recovery	Grade	Recovery
Gold	2.75 g/t	77.5 g/t	70.14%	3.03 g/t	5.28%	52.5 g/t	0.18%	32,849 oz	90.32%	203,494 oz
Silver	62.98g/t	1,547 g/t	61.14%	178.0 g/t	13.54%	2,066 g/t	0.55%	642,304 oz	87.70%	3,919,055 oz
Copper	0.34%	11.61%	86.17%	—	—	—	—	—	86.17%	6,671 t
Lead	0.31%	—	—	—	—	50.85%	2.75%	—	2.75%	207 t
Zinc	2.96%	—	—	54.25%	87.74%	—	—	—	87.74%	56,186 t

Environmental Matters

        Currently, water is treated at various facilities at the LaRonde Mine operations. Water contained in the tailings to be used as underground backfill is treated to degrade cyanide using a sulphur dioxide and air process. The tailings entering the tailings pond are first decanted and the clear water subjected to natural cyanide degradation. This water is then transferred to sedimentation pond #1 to undergo a secondary treatment at a plant located between sedimentation ponds #1 and #2 that uses a peroxy-silica process to destroy cyanide, lime and coagulant to precipitate metals. The tailings pond occupies an area of about 120 hectares. Waste rock that is not used underground for backfill is brought up to the surface and stored in close proximity to the tailings pond to be used to build coffer dams inside the pond. A waste rock pile containing approximately one million tonnes of waste and occupying about nine hectares is located west of the mill.

        Due to the high sulphur content of the LaRonde ore, the Company has had to address toxicity issues in the tailings ponds since the 1990's. Since introducing and optimizing a biological treatment plant in 2005, the treatment process is now stable and the effluent has remained non-toxic since 2006. In 2006 the Company commenced an ammonia stripping operation of an effluent partially treated by the biological treatment plant which allowed an increase in treatment flow rate, while keeping the final effluent toxicity free. In 2009, to further increase treatment flow rate of the biological plant, the Company commenced construction of ammonia stripping towers, which should be in operation by April 2010. In addition, water from mine dewatering and drainage water are treated to remove metals prior to discharge at a lime treatment plant located at the LaRonde mill.

Capital Expenditures

        In 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, referred to as the LaRonde Mine extension. The LaRonde Mine extension is expected to begin contributing to production in 2011. The LaRonde Mine extension infrastructure includes a new 823-metre internal shaft (completed in November 2009) starting from Level 203, to a total depth of 2,858 metres. A ramp will be used to access the lower part of the orebody (to 3,110 metres in depth). The internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress.

        Capital expenditures at the LaRonde Mine during 2009 were approximately $76 million, which included $37 million on sustaining capital expenditures and $39 million comprised primarily of expenditures on the LaRonde Mine extension. Budgeted 2010 capital expenditures at the LaRonde Mine are $96 million, including $29 million on sustaining capital expenditures and $67 million on the LaRonde Mine extension. At the end of 2009, the project capital cost of construction of the LaRonde Mine extension is estimated to be $230 million, of which the Company had incurred $124 million as of the end of 2009. Total capital expenditures for the LaRonde Mine and the LaRonde Mine extension are estimated at $403 million from 2009 to 2024.

Development

        In 2009, a total of 12,256 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2009 and 2010, especially the preparation of the lower mine production horizon. A total of 2,004 metres of development work was completed for the LaRonde Mine extension mainly for ventilation infrastructure. This development work also included construction work on the ramp to access the LaRonde Mine extension.

        A total of 14,400 metres of lateral development is planned for 2010. The main focus of development work continues to be stope preparation. The Company plans to develop and prepare the access to Zone 20 South down to Level 245. For the LaRonde Mine extension, a total of 5,365 metres of development is planned mainly to develop the ramp access from the new shaft to the orebody and to complete infrastructure around the new shaft and for future ventilation infrastructure. At the same time, development work will continue to prepare for mining below Level 245.

Geology, Mineralization and Exploration

Geology

        The LaRonde property is located near the southern boundary of the Archean-age (2.7-billion years old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Geological Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake (CLL) fault zone marking the contact between the Abitibi and Pontiac Subprovinces, located approximately two kilometres to the south of the LaRonde property.

        The geology that underlies the LaRonde Mine consists of three east-west-trending, steeply south-dipping and generally south-facing regional groups of rock formations. From north to south, they are: (i) 400 metres (approximate true thickness) of the Kewagama Group, which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage that hosts all the known economic mineralization on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

        Zones of strong sericite and chlorite alteration that enclose massive to disseminated sulphide mineralization (including the ore that is mined for gold, silver, zinc, copper and lead at the LaRonde Mine) follow steeply dipping, east-west-trending, anastomosing shear zone structures within the Blake River Group volcanic units across the property. These shear zones are part of the larger Doyon-Dumagami Structural Zone that hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over ten kilometres within the Blake River Group, from the LaRonde Mine westward to the Mouska gold mine.

Mineralization

        The gold-bearing zones at the LaRonde Mine are lenses of disseminated stringers through to massive, aggregates of coarse pyrite with zinc, copper and silver content. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are crosscut by tightly spaced north-south fractures.

        These historical relationships, which were noted at LaRonde Shaft #1's Main Zone, are maintained at the Penna Shaft zones. The zinc-silver (i.e., Zone 20 North) mineralization with lower gold values, common in the upper mine, grades into gold-copper mineralization within the lower mine. Gold value enhancement associated with crosscutting north-south fractures also occurs within the LaRonde Mine. The predominant base metal sulphides within the LaRonde Mine are chalcopyrite (copper) and sphalerite (zinc).

        The Company believes that Zone 20 North is one of the largest gold-bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. Zone 20 North contains the majority of the mineral reserves and resources at the LaRonde Mine, including 32,467,717 tonnes of proven and probable mineral reserves grading 4.46 grams of gold per tonne, representing 94% of the total proven and probable mineral reserve at LaRonde, 5,280,356 tonnes of indicated mineral resource grading 1.68 grams of gold per tonne, representing 81% of the total measured and indicated mineral resource at LaRonde, and 10,322,738 tonnes of inferred mineral resource grading 4.00 grams of gold per tonne, representing 94% of the total inferred mineral resource at LaRonde.

        The depth of Zone 20 North extends between 700 metres below surface and 3,500 metres below surface, and possibly lower. With increased access on the lower levels of the mine (i.e., Levels 215, 224, 239 and 245), the transformation from a "zinc/silver" orebody to a "gold/copper" deposit is expected to continue during 2010.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 900 metres, with thicknesses varying from 3 to 40 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. At depth, the massive sulphide lens becomes richer in gold and copper. During 2009, 2.4 million tonnes of ore grading 2.63 grams of gold per tonne, 63.5 grams of silver per tonne, 2.98% zinc, 0.33% copper and 0.32% lead were mined from Zone 20 North.

Exploration

        The combined tonnage of proven and probable mineral reserves at the LaRonde Mine for year-end 2009 is 34.4 million tonnes which represents a 3% increase in the amount compared to year-end 2008. This mineral reserve includes the replacement of 2.5 million tonnes of ore that were mined in 2009. The Company's ability to sustain its level of proven and probable mineral reserves was primarily due to continued successful exploration results at depth as well as the increase in the three-year average gold price used for the year-end 2009 estimates.

        An exploration program was initiated in 2009 to investigate the ultimate depth of Zone 20 North. The first hole of this program was completed at the end of 2009 with a final depth of 1,852 metres and intersected Zone 20 North at a depth of 3,520 metres below surface, which is approximately 410 metres below the current reserves envelope. The intersection returned 14.3 metres (true length) grading 3.03 grams of gold per tonne. This program was conducted from the Level 215 exploration drift, approximately 2,150 metres below the surface, and drilling will continue in 2010.

        In 2009, a total of 268 holes were drilled on the LaRonde property for a total length of 30,699 metres, compared to 245 holes for a total length of 28,039 metres in 2008. Of the drilling in 2009, 140 holes (8,272 metres) were for production stope delineation, 114 holes (17,024 metres) were definition drilling and 14 holes (5,403 metres) were for exploration. In 2008, 178 holes (10,323 metres) were for production stope delineation, 53 holes (7,628 metres) were definition drilling and 14 holes (10,088 metres) were for deep exploration (below Level 245). Expenditures on diamond drilling at the LaRonde Mine during 2009 were approximately $3.3 million, including $1.9 million in definition and delineation drilling expenses charged to operating costs at the LaRonde Mine. Expenditures on exploration in 2009 were $1.3 million, and are expected to be $3.8 million in 2010.

        In addition, some definition and delineation drilling was completed to assist in final mining stope design, mainly of Zone 20 North and Zone 20 South. Zone 20 North was the main focus of the definition drilling completed in 2009. The results of infill drilling in 2009 in Zone 20 North from Level 260 to Level 215, combined with the higher gold price used for the 2009 year-end mineral reserve and resource estimates, contributed to an increase of mineral reserves of 57,000 ounces of gold (729,000 tonnes of ore grading 2.43 grams of gold per tonne). Another focus of definition drilling in 2009 was Zone 20 South. This zone was intersected from Level 170 to Level 152 when there were no reserves in 2008 year-end estimates. This represents a net gain of 38,400 ounces of probable mineral reserves (363,000 tonnes grading 3.29 grams of gold per tonne).

Goldex Mine

        The Goldex Mine, which achieved commercial production in August 2008, is located in the City of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. At December 31, 2009, the Goldex Mine was estimated to have proven mineral reserves of approximately 338,858 ounces of gold comprised of 5.2 million tonnes of ore grading 2.02 grams gold per tonne and probable mineral reserves of 1.29 million ounces of gold comprised of 19.5 million tonnes of ore grading 2.06 grams gold per tonne.

Location Map of the Goldex Mine

        The Goldex Mine is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Goldex Mine is sourced directly by aqueduct from the Thompson River immediately adjacent to the minesite or through recirculation of water from the surface pond and the auxiliary tailings pond. For additional information regarding the Abitibi region in which the Goldex Mine is located, see "— Property, Plant and Equipment — LaRonde Mine".

        The Goldex Mine operates under a mining lease obtained from the Ministry of Natural Resources and Wildlife (Quebec) and under certificates of approval granted by the Ministry of Sustainable Development, Environment and Parks (Quebec). The Goldex property, in which the Company has a 100% working interest, consists of 20 contiguous mining claims and, since April 2006, one provincial mining lease (98.6 hectares), covering an aggregate of 273.3 hectares. The property is made up of three blocks: the Probe block (122.7 hectares); the Dalton block (10.4 hectares); and the Goldex Extension block (140.2 hectares). The claims are renewable every second year upon payment of a small fee. The mining lease expires in 2028 and is automatically renewable for three further ten-year terms upon payment of a small fee. The Company also has one lease covering 418.5 hectares of surface rights that are used for the auxiliary tailings pond. This lease is renewable annually upon payment of a small fee.

        The Goldex Mine includes underground operations that can be accessed from two shafts, a processing plant, an ore storage facility and other related facilities. The Goldex Extension Zone ("GEZ"), which is the gold deposit on which the Company is currently focusing its production efforts, was discovered in 1989 on the Goldex Extension block (although the Company believes a small portion of the GEZ occurs on the Dalton and Probe blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe block. In 2009, exploration work on the Main zone located on the Probe block to the west of the current mining area continued.

        In late 1997, the Company completed a mining study that indicated the deposit was not economically viable to mine at the then-prevailing gold price (approximately $323 per ounce of gold) using the mining approach chosen and drill-hole-indicated grade. The property was placed on care and maintenance and the workings were allowed to flood. In February 2005, a new mineral reserve and resource estimate was completed for the GEZ which, coupled with a feasibility study, led to a probable mineral reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The GEZ resource model was revised and, in March 2005, the Company approved a feasibility study and the construction of the Goldex Mine. The mine achieved commercial production on August 1, 2008 and has consistently operated at or above the designed rate of 6,900 tonnes per day.

        The Goldex Mine produced 148,849 ounces of gold in 2009 at total cash costs of $365 per ounce. It is anticipated to produce approximately 169,000 ounces of gold in 2010 at estimated total cash costs per ounce of approximately $325.

        Based on the results of a scoping study completed in July 2009, the Company determined to expand the mine and mill operations at the Goldex Mine to 8,000 tonnes per day. This project is expected to be completed in early 2011. Capital costs in connection with the expansion total $10 million, which are expected to be incurred in 2010.

Mining and Milling Facilities

Surface Plan of the Goldex Mine

        At the time the Company commenced construction of the Goldex Mine, the surface facilities included a headframe, a hoistroom, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property had a 790-metre deep shaft (Shaft #1), which provided access to underground workings. Shaft #1 is predominantly used to hoist waste rock from development activities.

        The sinking of a new production shaft was completed in 2007. The new shaft (Shaft #2) is a 5.5-metre diameter shaft with a 50-centimetre thick concrete lining and is used for ventilation as well as hoisting services. Shaft #2 is 865 metres deep and includes five stations. A refurbished friction hoist was installed for production and service duties, and an auxiliary hoist was installed for emergency and personnel service. The production hoist is equipped with one cage-skip. Each skip has a 21.5-tonne capacity, and the shaft can hoist an average of 7,000 to 8,000 tonnes of ore per day.

Mining Method

        The Goldex Mine uses a high volume bulk mining method, which is made possible through the use of large mining stopes. Drilling and blasting of 165-millimetre production holes is used to obtain a muck size large enough to be economically efficient. Using this method requires a percentage of the broken ore to be kept in the stope to reduce the backfilling cost and to reduce sloughing on the walls. Little ore and waste development is necessary to mine out the deposit.

Surface Facilities

        Plant construction at the Goldex Mine commenced in the second quarter of 2006 and was completed in the first quarter of 2008. The plant reached design capacity in the second quarter of 2009. Grinding at the Goldex mill is done through a two-stage circuit comprised of a SAG mill and a ball mill. As part of the 2009 expansion project a surface crusher was added to reduce the size of ore transferred to the surface from 150 millimetres to

50 millimetres. Approximately two-thirds of the gold is recovered through a gravity circuit, passed over shaking tables and smelted on site. The remainder of the gold and pyrite is recovered by a flotation process. The concentrate is then thickened and trucked to the mill at the LaRonde Mine where it is further treated by cyanidation. Gold recovered is consolidated with precious metals from the LaRonde and Lapa Mines. The Company is targeting an average gold recovery of 92.1%.

        In addition, surface facilities at the Goldex Mine include an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2, a hazardous waste storage facility and a dome covering the ore stockpile. In 2008, the processing plant building was commissioned along with the Manitou pumping station and its associated 24-kilometre pipeline.

Mineral Recoveries

        During 2009, the Goldex mill processed approximately 2.61 million tonnes of ore, averaging approximately 7,163 tonnes of ore treated per day and operating at approximately 95% of available time. The following table sets out the metal recoveries at the Goldex Mine in 2009.

	Head Grades	Gravity Recovery		Flotation-Cyanidation Recovery		Global Recovery		Payable Production
Gold	1.98 g/t	107,232 oz	64.10%	41,617 oz	24.9%	148,849 oz	89.0%	148,849 oz

Environmental Matters

        Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex Mine were received from the Ministry of Sustainable Development, Environment and Parks (Quebec) in October 2005. The permits also covered the construction and operation of a sedimentation pond for mine water treatment and sewage facilities, and these facilities have been built at the Goldex Mine site. In June 2009, permits were revised to permit the expansion of the mine and mill operations to 8,500 tonnes per day.

        In November 2006, the Company and the Quebec government signed an agreement permitting the Company to dispose of the Goldex tailings at the Manitou minesite, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. The Manitou tailings site has issues relating to acid drainage and the construction of tailings facilities by the Company and the deposit of tailings from the Goldex plant on the Manitou tailings site was accepted by the Ministry of Sustainable Development, Environment and Parks (Quebec) as a valid rehabilitation plan to address the acid generation problem at Manitou. Under the agreement, the Company managed the construction and operation of the tailings facilities and the Quebec government paid all additional costs above the Company's budget for tailings facilities set out in the Goldex feasibility study. The Quebec government retains responsibility for all environmental contamination at the Manitou tailings site and for final closure of the facilities. In addition, the Company has built a separate tailings deposition area (auxiliary tailings pond) near the Goldex Mine. Environmental permits for the construction and operation of the auxiliary tailings pond at the Goldex Mine were received in March 2007. In 2009, 6,000 tonnes of Goldex tailings were discharged to the auxiliary pond for a total to date of 493,000 tonnes. At the Manitou site, 2.57 million tonnes of Goldex tailings were discharged for a total to date of 3.2 million tonnes.

Capital Expenditures

        Capital expenditures at the Goldex Mine in 2009 were approximately $24 million, which included $4 million on sustaining capital expenditures, $9 million for the mill expansion project, $2 million for exploration, $8 million in deferred development expenses and $1 million for other projects. Sustaining capital expenditures are expected to be $4.5 million in 2010 and $17.6 million over the period from 2010 through 2014.

Development

        During 2009, approximately 5,000 metres of lateral and vertical development were completed at a cost of $12 million. For 2010, 3,115 metres of development is planned with a budget of $10 million (including $9 million for deferred development). In addition, ramp access from Level 49 to Level 37 will be completed in 2010.

Geology, Mineralization and Exploration

Geology

        Geologically, the Goldex property is similar to the LaRonde property and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Subprovince, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of the Abitibi Subprovince with the Pontiac Subprovince is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the Goldex Granodiorite, located in a succession of mafic to ultramafic volcanic rocks that are all generally oriented west-northwest.

        The GEZ, which hosts all of the current mineral reserves, extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and by gold assays. The zone is almost egg-shaped; it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre.

Mineralization

        Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets have strong structural control. The most significant structure directly related to mineralization is a discrete shear zone, the Goldex Mylonite, that is up to five metres wide and occurs within the Goldex Granodiorite, just south of the GEZ and most other gold occurrences. The quartz-tourmaline-pyrite vein mineralization is controlled by minor fracture zones that are oriented west-northwest and dip steeply north or south. The fractures are parallel to but north of the Goldex Mylonite. Within the GEZ are three vein sets, the most important of which are extensional-shear veins dipping 30 degrees south and usually less than 10 centimetres thick. The vein sets and associated alteration combine to form stacked envelopes up to 30 metres thick.

        Strong albite-sericite alteration of the host-rock quartz diorite surrounds the quartz-tourmaline-pyrite veins and covers almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally, enclaves of relatively unaltered medium grey-green-coloured quartz diorite (with no veining or gold) are found within the GEZ; they are included exceptionally as internal waste to allow for a smooth shape, required for mining purposes.

        Most of the gold occurs as microscopic particles that are almost always associated with pyrite, generally adjacent to grains and crystals but also 20% included within the pyrite. The gold-bearing pyrite occurs in the quartz-tourmaline veins and in narrow fractures in the sericite-albite-altered quartz diorite (generally immediately adjacent to the veins). Less than 1.5% of the gold occurs as the mineral calaverite, a gold telluride.

Exploration

        In 2009, 52 holes for a total length of 8,917 metres were drilled at the Goldex Mine with 212 metres of lateral development on Level 84 for exploration purposes. Four zones, all located in the Goldex Granodiorite intrusive, have been drilled. Thirty-three holes for 5,014 metres were drilled in the M-zone (a zone similar to the GEZ located 150 metres above the western end of the GEZ); M-zone is the main contributor to the increase in mineral reserves during 2009. Thirteen holes for 2,275 metres were drilled to define the western end of the S-zone, located 40 metres above the GEZ. Six holes were drilled in the E-zone to initiate the E-zone conversion program (including one hole drilled at depth below the E-zone (GEZ Deep)). Results of the 2009 exploration program converted 3.6 million tonnes of mineral resources at year-end 2008 into 3.2 million tonnes of probable mineral reserves at year-end 2009 and redefined the inferred mineral resources of the S-zone from 0.6 million tonnes at year-end 2008 to 1.5 million tonnes at year-end 2009.

        More exploration is needed to define the possible extension or repetition of the zone at depth and in its east-west extensions. The inferred mineralization in the eastern portion of the property extends 175 metres east and 125 metres below the current envelope of probable mineral reserves. The zone is open above Level 73 to the east-southeast for approximately 300 metres.

        The 2010 exploration program is projected to include 28,206 metres of drilling. The primary target is GEZ Deep below the actual production levels. The remainder of drilling will be dedicated to conversion of the E-zone resources to reserves and to explore to the west and east of the GEZ and the south zones.

Kittila Mine

        The Kittila Mine, which commenced commercial production in May 2009, is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila in northern Finland. At December 31, 2009, the Kittila Mine was estimated to contain probable mineral reserves of 4.0 million ounces of gold comprised of 26.0 million tonnes of ore grading 4.83 grams per tonne. The Kittila Mine is accessible by paved road from the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately ten kilometres north of the village of Kiistala, accessible via a paved road. The property is close to infrastructure, including hydro power, an airport and the town of Kittila. The project also has access to a qualified labour force, including mining and construction contractors.

        The total landholdings surrounding and including the Kittila Mine comprise one mining licence covering an area of approximately 847 hectares, 130 individual tenements (valid claims) covering approximately 11,130 hectares and 152 claim applications covering approximately 13,730 hectares. The mineral titles form a continuous block around the Kittila mining licence. The block has been divided into the Suurikuusikko area, the Suurikuusikko West area and the Kittila mining licence centred at 25.4110 degrees longitude east and 67.9683 degrees latitude north.

        The boundary of the mining licence is determined by ground-surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila Mine are registered in the name of Agnico-Eagle AB, an indirect, wholly-owned subsidiary of the Company. According to the Finnish government's land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from April 2010 up to June 2014. Tenements are valid between three and five years, provided a small annual fee is paid to maintain title, and extensions can be granted for three years or more. Agnico-Eagle AB also holds the mining licence in respect of the Kittila Mine. The mine is subject to a 2.0% net smelter return royalty payable to the Republic of Finland starting in 2011.

        The Kittila Mine area is sparsely populated and is situated between 200 and 245 metres elevation above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present and there is sufficient land available for tailings facilities. Water requirements for the Kittila Mine are sourced from the nearby Seurujoki River, recirculation of water from pit dewatering and tailings pond water. The Kittila region is located within the South-West Lapland zone of the northern boreal vegetation zone characterized by spruce forests, marshes and bogs.

        The mine is located within the Arctic Circle but the climate is moderated by the Gulf Stream off the coast of Norway such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from -10 to -30 degrees Celsius, whereas summer temperatures range from 10 degrees Celsius to the mid-20s. Exploration and mining work can be carried out year round. Because of its northern latitude, winter days are extremely short with a brief period of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a brief period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between five and 50 centimetres, one-third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

Location Map of the Kittila Mine

KITTILA
Finland
Kittila
Rovaniemi
kilometres
Lake
Sarkojärvi
Lake
Hanhimaa
Lake
Munajärvi
Riv. Kapsajoki
Kittila Mining
Lease
Lake
Porttipahdan
tekojärvi
Riv. Rourajoki
SIRKA
(Levi)
Riv. Seurujoki
Lake
Rastijärvi
Lake
Vesmajärvi
KITTILA
To Sodankylä
7580000 N
7560000 N
7540000 N
3420000 E
3440000 E
3460000 E
N
Agnico-Eagle Properties
Lakes and Streams
Road
0
20
kilometres
Finnish Coordinate System KKJ Zone3

        The Company acquired its 100%, indirect interest in the Kittila Mine through the acquisition of Riddarhyttan completed in November 2005. See "— History and Development of the Company". In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila Mine. The Kittila Mine is currently an open pit mining operation with underground mining via ramp access expected to be gradually phased in over three years. The initial underground stope was mined in early 2010. Ore is processed in a 3,000-tonne per day surface processing plant that was commissioned in late 2008. Limited gold concentrate production started in September 2008 and gold dore bar production commenced in January 2009. The Kittila Mine is anticipated to produce approximately 147,000 ounces of gold in 2010 at estimated total cash costs per ounce of approximately $502. Over the period of 2010 to 2023, total average gold production of approximately 150,000 ounces annually is anticipated. A scoping study is underway to assess the feasibility of significantly increasing the annual gold production. This could involve sinking a new shaft and expanding the Kittila mill.

Mining and Milling Facilities

Surface Plan of the Kittila Mine

        The orebodies at Kittila are being mined initially from two open pits, followed by underground operations to mine the deposits at depth. Additional, smaller open pits will be used to mine any remaining mineral reserves close to the surface in the future. Open pit mining started in May 2008 and the extracted ore was stockpiled. As of December 2009, a total of 862,000 tonnes of ore have been processed, 263,234 tonnes of ore stockpiled and 16.9 million tonnes of waste rock had been excavated. Work on the ramp to access the underground reserves continued and total underground development to date is approximately 9,500 metres.

Mining Methods

        The Kittila Mine currently mines the Suurikuusikko orebody with a 160-metre deep open pit. Ore is mined in 7.5-metre benches together with waste rock using buffer blasting techniques and is loaded selectively to minimize dilution and maximize ore recovery. Hydraulic excavators load ore into 100-tonne trucks that haul the ore to the crusher and the waste rock to the waste disposal area. Approximately 3,000 tonnes of ore per day are fed to the concentrator. Surface mining is expected to continue through 2013, during which time the ramp access to the underground mine will continue to be developed.

        The underground mining method will be open stoping with delayed backfill. Stopes will be from 25 to 40 metres high and yield approximately 10,000 tonnes of ore per stope. To ensure sufficient ore production is available to supply the mill, approximately 5,000 metres of tunnels will be developed each year. After extraction, stopes will be filled with cemented backfill or paste fill to enable the safe extraction of ore in adjacent stopes. Ore will be trucked to the surface crusher via the ramp access system.

Surface Facilities

        Construction of the processing plant and associated equipment was completed in 2008 and facilities on site include an office building, a maintenance facility for the open pit equipment, a warehouse, a maintenance shop, an oxygen plant, a processing plant, a tank farm, a crusher, conveyor housings and an ore bin. In addition, some temporary structures house contractor offices and work areas.

        The ore at Kittila is treated by grinding, flotation, pressure oxidation and carbon-in-leach circuits. Gold is recovered from the carbon in a Zadra elution circuit and is recovered from solution using electrowinning and then poured into dore bars using an electric induction furnace.

Mineral Recoveries

        In 2009, the Kittila mill processed 750,660 tonnes of ore with an availability of 80% for an average throughput of 2,570 tonnes per day. Low mill availability was caused by maintenance issues associated with the autoclave, mainly leaking seals on valves and blocked air pipes caused by continuous start-stop cycles. During the last quarter of 2009, there were very few autoclave stoppages and leaking seals and blocked pipes were not an issue. Mill availability in the fourth quarter of 2009 was 84% with a total throughput of 250,964 tonnes.

        The following table sets out the gold production at the Kittila Mine in 2009:

	Head Grade	Dore Produced	Overall Metal Recovery	Payable Production
Gold	5.02 g/t	72,207 oz	59.60%	71,838 oz

        Optimization of flotation recoveries has gone well and recoveries in the latter part of the year were consistently greater than 91%. Trials are still in progress with the aim to increase the flotation recovery even further. Batch laboratory flotation test-work is underway to optimize this process.

        At the start of production, carbon-in-leach recoveries were between 60% and 75% but deteriorated quickly and were only approximately 25% by the end of February. Poor recovery was attributed to the formation of a chloride compound in the autoclave resulting in dissolved gold being absorbed by organic carbon contained in the ore before reaching the carbon-in-leach circuit. To reduce and better control the effect of the chloride, changes were made to the flow-sheet. The changes included removing the acidulation stage; stopping the recycling of autoclave discharge back to the autoclave feed; and optimizing the distribution management of the autoclave oxygen.

        By June recovery had improved to 80% and since then, in trials, recoveries have at times reached over 90%. The carbon-in-leach recovery, however, has not been consistent. Further optimization and development work is ongoing.

Environmental Matters

        The Company currently holds a mining licence, an environmental permit and operational permits in respect of the Kittila Mine. All permits necessary to begin production were received during 2008, including an environmental permit update to change from a biological oxidation process to a pressure oxidation process and to change the slopes of the waste rock pile to decrease the footprint.

        The construction of the first phase of the tailings dam and waterproof bottom layer was completed in the fall of 2008. This first phase is sufficient to hold tailings from three years of production. Work began on the second phase in 2009. Water from dewatering the mine and water used in the mine and mill is collected and treated by sedimentation. Emissions and environmental impact are monitored in accordance with the comprehensive monitoring program that has been approved by the Finnish environmental authorities. There are no material environmental liabilities related to the Kittila Mine.

Capital Expenditures

        Capital expenditures at the Kittila Mine during 2009 were approximately $90 million, which included deferred production costs prior to commencement of commercial production as of May 1, 2009, mill modification costs, underground mine development costs, exploration and conversion drilling costs within the mining licence area and sustaining capital costs. The Company expects capital expenditures at the Kittila Mine in 2010 to be approximately $57.3 million, most of which will be used for mining equipment for underground mining, development and construction of underground mining infrastructure and exploration and conversion drilling.

Development

        Mining at the Suurikuusikko open pit progressed throughout 2009 with a total of 781,000 tonnes of ore and nine million tonnes of waste mined from the open pit. The Company expects that 879,000 tonnes of ore and 8.6 million tonnes of waste will be mined from the Suurikuusikko pit during 2010. An additional 116,000 tonnes of ore and 900,000 tonnes of waste is expected to be mined from the Rouravaara pit during 2010. Total costs for open pit development in 2009 were $21 million.

        In 2009, underground development progressed in both the Rouravaara and Suurikuusikko zones with 4,232 metres of ramp and sublevel access development completed during the year. The first test stope was mined near the end of 2009. A total of 2,500 tonnes of ore from development and 1,620 tonnes of stope ore were mined in 2009. The Company expects to complete 5,040 metres of lateral development and 540 metres of vertical development during 2010.

Geology, Mineralization and Exploration

Geology

        The Kittila Mine is situated within the Kittila Greenstone belt, part of the Lapland Greenstone belt in the Proterozoic-age Svecofennian geologic province. The appearance and geology of the area is similar to that of the Abitibi region of the Canadian Shield. In northern Finland, the bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

        The mine area is underlain by mafic volcanic and sedimentary rocks metamorphosed to greenschist assemblages and assigned to the Kittila Group. The major rock units trend north to north-northeast and are near-vertical. The volcanics are further sub-divided into iron-rich tholeiitic basalts (Kautoselka Formation) located to the west and magnesium-rich tholeiitic basalt, coarse volcaniclastic units, graphitic schist and minor chemical sedimentary rocks (Vesmajarvi Formation) located to the east. The contact between these two rock units consists of a transitional zone (the Porkonen Formation) varying between 50 and 200 metres in thickness. This zone is strongly sheared, brecciated and characterized by intense hydrothermal alteration and gold mineralization, features consistent with major brittle-ductile deformation zones. It includes the north-northeast-oriented Suurikuusikko Trend.

Mineralization

        The Porkonen Formation hosts the Kittila gold deposit, which contains multiple mineralized zones stretching over a strike length of more than 25 kilometres. Most of the work has been focused on the 4.5-kilometre stretch that hosts the known gold reserves and resources. From north to south, the zones are Rimminvuoma ("Rimpi-S"), North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), depth extension of Rouravaara and Suurikuusikko ("Suuri/Roura Deep"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri and Suuri/Roura Deep zones include several parallel sub-zones that have previously been referred to as Main East, Main Central and Main West. The Suuri zone hosts approximately 53% of the current probable gold reserve estimate on a contained-gold basis, while Suuri/Roura Deep has approximately 23%, Roura-C approximately 13%, Roura-N approximately 3% and Rimpi-S approximately 5%.

        Gold mineralization in these zones is associated with intense hydrothermal alteration (carbonate-albite-sulphide), and is almost exclusively refractory, locked inside fine-grained sulphide minerals: arsenopyrite

(approximately 73%) or pyrite (approximately 23%). The rest is "free gold", which is manifested as extremely small grains of gold in pyrite.

Exploration

        In 1986, the discovery of coarse visible gold in quartz-carbonate veining along a road cut near the village of Kiistala alerted the Geological Survey of Finland ("GTK") to the gold exploration potential of the area. Following this discovery, GTK initiated regional exploration over the area and deployed a wide range of indirect exploration tools to explore this relatively unexplored area. Over the period from 1987 to 2005, GTK and later Riddarhyttan undertook drilling programs and other testing on the property. After it acquired the property in 1998, Riddarhyttan continued to investigate the metallurgical properties of the refractory gold mineralization with the objective of demonstrating its recoverability and assessing suitable processing scenarios and initiated engineering and environmental studies to assess the feasibility of a mining project.

        Most of the work on the mining licence area has focused on the Suuri and Roura zones. Up to the end of December 2009, a total of 1,478 drill holes, totalling 418,449 metres, have been completed on the property. In 2009, between six and 11 drill machines worked on the Kittila property: two to three drills on underground infill drilling; three to eight drills on mine exploration; and one to three drills on resource-to-reserve conversion drilling. A total of 336 holes were completed for a length of 105,886 metres. Of these drill holes, 1160 drill holes (17,138 metres) were for definition drilling, 109 drill holes (32,072 metres) were for conversion drilling and 111 drill holes (56,672 metres) were related to mine exploration. Total expenditures for diamond drilling in 2009 were $21.0 million, including $2.4 million for definition and delineation drilling.

        Exploration during 2009 increased proven and probable gold reserves to 4.0 million ounces (26.0 million tonnes of ore grading 4.8 grams per tonne). Most of the increase came from the Suuri/Roura Deep zone (921,904 ounces) and the Rimpi-S zone (194,694 ounces). Indicated mineral resources increased to 20.5 million tonnes of ore grading 2.1 grams per tonne. Inferred mineral resources were 5.3 million tonnes of ore grading 3.4 grams per tonne. This decrease reflected the successful conversion of resources to reserves, especially in the Suuri/Roura Deep and Rimpi-S zones.

        The main Suuri zone is made up of three roughly parallel subzones, each containing several ore lenses — East, Central and West. The successful deep drilling campaign during 2009 at the Suuri/Roura Deep zone immediately below the Suuri zone has confirmed that most of the Suuri ore lenses can be traced deeper in the Suuri/Roura Deep zone. Mineralization is still open at depth and to the north, and these areas will be further tested in 2010.

        An extensive resource to reserve conversion drilling campaign was carried out at Roura-N and Rimpi-S in 2009. As a result of this work, probable reserves increased by 40,021 ounces from Roura-N and by 198,694 ounces from Rimpi-S. The northernmost part of Rimpi-S is still open at depth and to the north. This area will also be tested in 2010.

        Outside of the Kittila mining licence area, systematic geochemical sampling and diamond drilling continued on targets along the Suurikuusikko Trend, and a number of new targets were tested by diamond drilling. Encouraging results were received from a new gold zone in the Kuotko area located approximately ten kilometres north of the mine construction site as well as from the Hako area located one kilometre north of the mining licence area. A total of 191 diamond drill holes totalling 41,033 metres have been drilled on exploration targets outside of the mining licence area from 2006 to 2008.

        The 2010 exploration budget for the Kittila Mine is approximately $12.6 million ($9.5 million for minesite exploration and $3.5 million for resource to reserve conversion), and includes over 65,000 metres in diamond drilling (40,000 metres for minesite exploration and 25,000 metres for resource to reserve conversion), using up to nine drills throughout the year to help further identify the gold reserve and resource potential of the Kittila property. In addition, $2.0 million of exploration expenditures, including an estimated 13,000 metres of diamond drilling, is planned for exploration along the 25-kilometre Suurikuusikko Trend.

Lapa Mine

        The Lapa Mine, which achieved commercial production in May 2009, is located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec. At December 31, 2009, the Lapa Mine was estimated to contain proven and probable mineral reserves of 0.8 million ounces of gold comprised of 3.2 million tonnes of ore grading 8.2 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 contiguous mining claims and one provincial mining lease covering an aggregate of 702.4 hectares, and the Zulapa property, which consists of one mining concession of 93.5 hectares.

Location Map of the Lapa Mine

        The Company's initial interest in the Lapa property was acquired in 2002 through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.9 million, a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In 2008, the Company purchased all royalties from Breakwater for C$6.35 million. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. In 2004, an additional claim of 9.4 hectares was added to the Company's holdings at the Lapa Mine. In January 2009, a mining lease covering 66.83 hectares was entered into with the Ministry of Natural Resources and Wildlife (Quebec).

        The Lapa Mine is accessible by provincial highway. The elevation varies between approximately 320 and 390 metres above sea level. All of the Lapa Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Lapa Mine is sourced from the Heva river located 3.5 kilometres to the south of the mine. The water is pumped into an existing open pit nearby the property that has been allowed to flood and from which the mine is supplied. The topography slopes relatively gently from north to south. The property is generally covered by a boreal-type forest consisting mainly of black spruce and white pine with minor amounts of birch and poplar.

        For additional information regarding the Abitibi region in which the Lapa Mine is located, see "— Property, Plant and Equipment — LaRonde Mine".

        Gold production during 2010 at the Lapa Mine is expected to be approximately 115,000 ounces at estimated total cash costs per ounce of approximately $506.

Mining and Milling Facilities

Surface Plan of the Lapa Mine

        The Lapa site hosts an underground mining operation and the ore is trucked to the processing facility at the LaRonde Mine, which has been modified to treat the ore, recover the gold and store the residues. Tailings from the Lapa Mine are deposited in the tailings pond at the LaRonde Mine.

        In July 2004, the Company initiated sinking an 825-metre deep shaft at the Lapa property. In April 2006, 2,800 tonnes of ore development was extracted at Lapa and was estimated to contain on average 10.65 grams of gold per tonne. The results and results from other sampling methods were incorporated into a feasibility study and in June 2006, the Company accelerated construction of the Lapa Mine. This construction included extending the shaft to a depth of 1,369 metres, which was completed in October 2007. Significant additional construction was required in order for the Lapa Mine to achieve commercial production in May 2009, including the construction of the mill.

Mining Methods

        Two underground mining methods are used at the Lapa Mine: longitudinal retreat with cemented backfill and locally transverse open stoping with cemented backfill. Sublevels are driven at 30-metre vertical intervals. Stopes are mined in 12-metre sections and backfilled with 100% cemented rock fill. Excavated ore from the Lapa site is trucked via provincial highway to the processing facility at the LaRonde Mine.

Surface Facilities

        The infrastructure on the Lapa property includes the refurbished former LaRonde Shaft #1 headframe and shafthouse, service buildings, temporary offices, a settling pond for waste water, dry facilities, an ore bin, a diesel reservoir and a cement plant. In November 2007, lateral development began on three horizons. A backfill plant was commissioned in December 2008 and the sedimentation pond was extended in 2007 to control suspended solids from underground dewatering discharge.

        Ore at the Lapa Mine is processed through grinding, gravity and leaching circuits. Dedicated milling facilities have been integrated into the facilities at the LaRonde Mine. Based on an average ore head grade of 7.29 grams per tonne, gold recovery averaged 76.03% in 2009. At the end of 2009, recovery was close to 80% and recovery is expected to be at the target of 85.65% after modifications to the gravity circuit in 2010. In addition, the Company is attempting to reduce the mining dilution caused by weaker than expected rock conditions in the south wall, which is mainly composed of talc chlorite schist.

Mineral Recoveries

        From the achievement of commercial production in May 2009 to year-end, the Lapa Mine produced 299,430 tonnes of ore grading 7.29 grams of gold per tonne. The Lapa processing facility on average treated approximately 1,221 tonnes per day during this period, and operated at about 93.8% of available time.

	Head Grades	Dore Produced	Overall Metal Recoveries	Payable Production
Gold	7.29 g/t	53,382 oz	76.03%	52,602 oz

Environmental Matters

        Water used underground at the Lapa Mine was initially re-circulated from mine dewatering after settling in the sedimentation pond. The re-circulation led to ammonia content in the water, and the Company experienced occasional toxicity problems in the water pond in 2008 and 2009. To address the ammonia content in the water, the Company built a 3.5-kilometre pipeline to obtain fresh water from the Heva River. The pipeline was commissioned in November 2009 and appears to have remedied the toxicity problems.

        A sedimentation pond is used to remove suspended solids from the dewatering water before either release to the environment or re-use in the underground mining operation. The waste rock pile naturally drains towards the sedimentation pond. A waste rock sampling program implemented during the shaft sinking phase verified the non-acid generating nature of the waste rock. Water effluent from the sedimentation pond is being sampled as required under the Quebec mining effluent guidelines, and is expected to comply with the water quality criteria. The mill residues will be sent to the LaRonde tailings area.

        There are no known environmental liabilities associated with the Lapa site. The Certificates of Authorization to proceed with mine production and with mill construction were issued by the Ministry of Sustainable Development, Environment and Parks (Quebec) in October and December 2007, respectively. The Certificate of Authorization for mill and tailings production was received in 2008.

Capital Expenditures

        The Company incurred approximately $44.7 million in capital expenditures at the Lapa Mine in 2009 and expects to incur approximately $31.8 million in 2010 of which $17.3 million relates to deferred development, $10 million to sustaining capital expenditures (including underground construction and mining equipment) and $3.6 million for exploration.

Development

        In 2009, a total of 10,874 metres of lateral development was completed. Development focused on permanent drifts (ramps and haulage way) and stope preparation of mining blocks set for production in 2009 and 2010. Development work was done on three separate horizons: Level 77, Level 101 and Level 125.

Geology, Mineralization and Exploration

Geology

        The Lapa property is geologically similar to the LaRonde property and is also located near the southern boundary of the Archean-age (2.7-billion-years-old) Abitibi Subprovince and the Pontiac Subprovince within the Superior Province of the Canadian Shield. The most important regional structure is the CLL fault zone marking the contact between the Abitibi and Pontiac Subprovinces. The fault zone passes through the property from west to east, and is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché group (up to approximately 300 metres thick in the mine area). On the Lapa property, the fault zone displays a "Z" shaped fold to which all of the lithologic groups in the region conform. Feldspathic dykes cut the Piché group, especially near the fold. North of the Piché group lies the Cadillac sedimentary group, which consists of 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac group sedimentary rocks (up to approximately 300 metres thick) that occur to the south of the Piché group are similar to the Cadillac group but do not contain conglomerate nor iron formation.

Mineralization

        All of the known gold mineralization along the CLL fault zone is epigenetic (late) vein, type, controlled by the structure. The mineralization is associated with the fault zone and occurs within or immediately adjacent to the Piché group rocks.

        The Lapa deposit is comprised of the Contact zone and five satellite zones. The Contact zone accounts for approximately 85% of the mineral reserves.

        The ore zones are made up of multiple quartz veins and veinlets, often smoky and anastomosing, within a sheared and altered envelope containing minor sulphides and visible gold. The Contact zone is generally located at the contact between the Piché group and the Cadillac group. The satellite zones are located within the Piché group at a distance varying from ten to 50 metres from the contact with the Cadillac group except for the Contact North zone, which is located approximately ten metres north of the Contact zone within the Cadillac group. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica and, in places, cuts across rock units. Quartz veins and millimetre-sized veinlets parallel to the foliation account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphides, in order of decreasing importance, are arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smoky quartz veins.

        The Contact and satellite zones are tabular mineralized envelopes oriented east-west and dipping very steeply to the north, turning south at depth. The economic portion of the zone has been traced from depths of approximately 450 metres to more than 1,500 metres below surface. The Contact zone has an average strike length of 300 metres, varies in thickness from 2.8 to 5.0 metres and is open at depth. Locally some thicker intervals have been intersected but their continuity has not been demonstrated. The satellite zones have thicknesses similar to the Contact zone.

Exploration

        Drilling in 2009 concentrated on confirming and expanding the known orebodies (Contact zone and the other satellite zones) in the immediate vicinity of the ore zones. The exploration program at the Lapa Mine in 2009 primarily tested the eastern area of the Contact zone reserve at roughly 1,000 metres depth below the surface and 300 metres east of the Contact zone reserve limit. Good results, including visible gold, were returned and additional resources were identified. The 2010 program will focus on mineral resource to mineral reserve conversion in this area. Overall, there was a reduction of approximately 120,000 ounces in gold reserves and resources at Lapa from 2008 to 2009 after mining 80,000 ounces of gold. The reduction was a result of a lower than expected grade in the lower portion of the mine and a higher dilution factor applied to the reserves and resources. These results are incorporated in the December 31, 2009 mineral reserve and resource estimate.

        In 2009, a total of 353 holes were drilled on the Lapa property for a total length of 24,945 metres, compared to 170 holes for a total length of 16,546 metres in 2008. Of the drilling in 2009, 322 holes (19,248 metres) were for production stope delineation, 7 holes (1,451 metres) were for definition drilling and 24 holes (4,247 metres) were for exploration. In 2008, 134 holes (6,709 metres) were for production stope delineation, 21 holes (4,745 metres) were for definition drilling and 15 holes (5,092 metres) were for deep exploration. Expenditure on diamond drilling at the Lapa Mine during 2009 was approximately $2.0 million including $1.7 million in definition and delineation drilling expenses charged to operating costs.

        In 2010, the Company expects to spend $4.3 million on exploration, including $3.6 million for the excavation of a track drift toward the east. In 2010, 45% of the exploration drilling budget will be used for exploration in close vicinity of the mine infrastructure and 55% will be used for drilling from the exploration drift.

Pinos Altos Mine

        The Pinos Altos Mine commenced commercial production in November 2009. It is located on an 11,000-hectare property in the Sierra Madre gold belt, 285 kilometres west of the City of Chihuahua in the State of Chihuahua in northern Mexico. At December 31, 2009, the Pinos Altos Mine was estimated to contain proven and probable mineral reserves of 3.4 million ounces of gold and 94 million ounces of silver comprised of 42.0 million tonnes of ore grading 2.52 grams of gold per tonne and 69.39 grams of silver per tonne. The Pinos Altos property is made up of three blocks: the Parrena Concessions (19 concessions, 6,041.1 hectares), the Madrono Concessions (17 concessions, 873.3 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares).

Location Map of the Pinos Altos Mine

        The Madrono Concessions (which cover approximately 74% of the current mineral resource) are subject to a net smelter royalty of 3.5% payable to Minerales El Madrono S.A. de C.V. ("Madrono"). The Pinos Altos Concession (which covers approximately 26% of the current mineral resource) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency. After 2029, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madrono. The assets at Pinos Altos acquired by the Company in 2006 included an assignment of rights under contracts to explore and exploit the Madrono Concessions and the Pinos Altos Concession, the right to use up to 400 hectares of land owned by Madrono for mining installations for a period of 20 years after formal mining operations have been initiated and sole ownership of the Parrena Concessions. During 2008, the Company and Madrono entered an agreement under which the Company acquired further surface rights for open pit mining operations and additional facilities. Infrastructure payments, surface rights payments and advance royalty payments totalling $35.5 million were made to Madrono in 2009 in respect of this agreement.

        In 2006, the Company concluded negotiations with communal land owners (ejidos) and others for the purchase of 5,745 hectares of lands contained within the Parrena and Pinos Altos Concessions. In addition, a temporary occupation agreement with a 30-year term expiring in 2036 was negotiated with ejido Jesus del Monte for 1,470 hectares of land covered by these same concession blocks. The acquisition of these surface rights for the geologically prospective lands within the district surrounding Pinos Altos will facilitate future exploration and mining development in these areas.

        The Pinos Altos Mine is directly accessible by a paved interstate highway that links the cities of Chihuahua and Hermosillo and is within ten kilometres of an extension of the state power grid. Existing and planned underground mine workings will intercept water resources sufficient to sustain the requirements for future operation. The land position is sufficient for construction of all planned surface, infrastructure and mining facilities at the Pinos Altos Mine, including its tailings impoundment area. The Company further believes that a sufficient local and trained workforce is available in northern Mexico to support the operation of the mine.

        The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitudes that vary from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about one metre of annual precipitation. The average annual temperature is 18.3 degrees Celsius. Exploration and mining work can be carried out year round.

        In August 2007, on the basis of an independently reviewed feasibility study, the Company approved construction of a mine at Pinos Altos. The mine achieved commercial production in November 2009.

        The Pinos Altos Mine produced 16,189 ounces of gold and 116,000 ounces of silver in 2009 at total cash costs per ounce of gold of $596. Gold production in 2010 is expected to be approximately 150,000 ounces at estimated total cash costs per ounce of approximately $401 and silver production in 2010 is expected to be approximately 1,590,000 ounces. Over the period of 2010 to 2028, the mine (including production from the Creston Mascota deposit) is expected to produce an average of 170,000 ounces of gold per year. An optimized mine plan and budget incorporating the mineral reserves at December 31, 2009 will be adapted by the Company during 2010. Due to the increase in proven and probable mineral reserves at Pinos Altos, this optimized mine plan will be accretive to the aforementioned August 2007 feasibility study.

        Based on a feasibility study prepared in 2009, the Company determined to build a stand-alone heap leach operation at the satellite Creston Mascota deposit. Construction activities for this project have been initiated for planned commencement of commercial operations in early 2011. Creston Mascota is expected to produce approximately 50,000 ounces of gold per year during its five-year mine life. Capital costs in connection with the project are expected to total $62 million, of which $8 million was incurred in 2009 and $54 million is expected to be incurred in 2010.

        The Company has engaged the local communities in the project area with hiring, education support and medical support programs to ensure that the project provides long-term benefits to the residents living and working in the region. The Company received formal recognition from the Governor of Chihuahua State in April 2008 for distinction as a socially responsible company.

Mining and Milling Facilities

Surface Plan of the Pinos Altos Mine

        During 2009, major construction activity at the Pinos Altos Mine included the completion of the pre-production development of the underground and open pit mines, completion of construction for the processing and surface infrastructure facilities and commissioning and start-up of the process facilities.

Mining Methods

        The surface operations at the Pinos Altos Mine use traditional open pit mining techniques with bench heights of seven metres with double benches on the footwall and single benching on the hanging wall. Mining is accomplished with front end loaders, trucks, track drills and various support equipment. At full capacity, the open pit mines will extract approximately 15 million tonnes of total material (overburden plus mineral) annually. Based upon geotechnical evaluations, the final pit slopes will vary between 45 degrees and 50 degrees. Performance of the open pit mining operation at Pinos Altos during the pre-production phase indicated that the equipment, mining methods and personnel selected for the project were satisfactory for future production phases. During the first ten years of the project life, it is expected that approximately half of the ore volume processed will be derived from open pit operations, principally at Santo Nino, Oberon de Weber and Creston Mascota. Underground mine production will produce the balance of the ore for the processing plant.

        The underground mine will utilize the long hole sublevel stoping method to extract the ore. The Company has considerable expertise with this mining method at the LaRonde Mine in Quebec and this method is also well understood at various Mexican mining operations. The stope height is planned at 30 metres and stope width at 15 metres. Ore will be hauled to the surface utilizing underground trucks via a ramp system which is currently under development. Paste backfill will be used to stabilize the mined-out stopes. Ventilation of the underground mine will operate through raise bores, fans and the ramp system. At full capacity, the underground mine is expected to produce a maximum of 4,000 tonnes of ore per day. Performance of the lateral development underground during 2008 was sufficient to indicate that the equipment, mining methods, ground control and personnel selected were satisfactory for future production phases. During 2009, the Company completed the ventilation raises and underground infrastructure including a shop, a warehouse, pump stations and service bays. The Company anticipates that ore production from the underground mine will begin by the first quarter of 2010.

Surface Facilities

        The principal mineral processing facilities at the Pinos Altos Mine are designed to process 4,000 tonnes of ore per day in a conventional process plant circuit which includes single-stage crushing, grinding in a SAG and ball mill in closed loop, gravity separation followed by agitated leaching, counter-current decantation and metals recovery in the Merrill-Crowe process. Tailings are detoxified and filtered and then used for paste backfill in the underground mine or deposited as dry tailings in an engineered tailings impoundment area. Low grade ore is processed in a heap leach system designed to accommodate approximately five million tonnes of mineralized material over the life of the project, the production from heap leach operations is expected to be relatively minor, contributing about 5% of total metal production planned for the life of the mine.

        A separate heap leach operation and ancillary support facilities are being built for the Creston Mascota deposit, which is expected to process approximately 4,000 tonnes of ore per day in a three-stage crushing, agglomeration and heap leach circuit with carbon adsorption.

        Surface facilities at the Pinos Altos Mine include a heap leach pad, pond, liner and pumping system; administrative support offices and change room facilities; camp facilities; a laboratory; a process plant shop; a maintenance shop; a generated power station; surface power transmission lines and substations; the engineered tailings management system; and a warehouse.

        Over the life of the mine, recoveries of gold and silver in the milling circuit at Pinos Altos are expected to average approximately 95% and 53%, respectively. Precious metals recovery from low grade ore processed using heap leach techniques at Pinos Altos will be lower at about 68% for gold and 12% for silver. Heap leach recoveries for Creston Mascota ore are expected to average 71% for gold and 16% for silver. Start-up of the Pinos Altos mill was affected by increased quantities of clay minerals in the initial ore processed resulting in a subsequent limitation on the ability to filter tailings. At the end of 2009, processing rates were at approximately 2,300 tonnes per day compared to the 4,000 tonnes per day design capacity. Several measure are being used to increase throughput to target rates, including installation of additional filtration capacity and the blending of ores to minimize the impact of clay alteration. Target rates are expected to be reached in mid-2010.

Mineral Recoveries

        During 2009, the Pinos Altos mill processed 198,181 tonnes of ore, averaging approximately 130 tonnes of ore treated per day and operating at approximately 70% of available time. The following table sets out the metal recoveries at the Pinos Altos mill in 2009.

	Head Grade	Dore Produced	Overall Metal Recovery	Payable Production
Gold	1.08 g/t	12,155 oz	92%	16,189 oz
Silver	49.5 g/t	103,141 oz	34%	116,000 oz

        An additional 347,512 tonnes of ore were processed and placed on the heap leach pad with an average grade of 1.1 grams of gold per tonne and 24.8 grams of silver per tonne. Cumulative metals recovery on the heap leach pad are 35.3% gold and 5.3% silver following the planned recovery curve and it is expected that the ultimate recovery of 68% for gold and 12% for silver will be achieved when the approximate one-year leaching cycle is completed on this low grade heap leach ore.

        Total metal production (from mill and heap leach) at Pinos Altos during 2009 was 16,561 ounces of gold and 118,164 ounces of silver.

Environmental Matters

        The Pinos Altos Mine has received the necessary permit authorizations for construction and operation of a mine, including a Change of Land Use permit and an Environmental Impact Study approval from the Mexican environmental agency ("SEMARNAT"). As of December 31, 2009, all permits necessary for the operation of the Pinos Altos Mine, including the operations at the Creston Mascota deposit, had been received and requests for modifications to allow for future expansion of facilities, including at the Creston Mascota deposit, had been approved or were under review by SEMARNAT. Pinos Altos will employ dry stack tailings technology to minimize the geotechnical and environmental risk that can be associated with the rainfall intensities and topographic relief in the Sierra Madre region of Mexico. All of the Mexican environmental regulatory requirements are expected to be met or exceeded by the Pinos Altos Mine.

Capital Expenditures

        Capital expenditures at the Pinos Altos Mine during 2009 were approximately $143.4 million, which included $40.9 million in mining equipment and pre-production development expenses; $79.4 million in infrastructure and process facilities construction; $9.6 million in expenses related to Creston Mascota; and $13.5 million in exploration and other regional expenses. The Company expects sustaining capital expenditures at Pinos Altos to be approximately $41 million in 2010 and average sustaining capital of approximately $6 million per year for a projected mine life of approximately 20 years. Approximately $52 million in development capital is forecast at Creston Mascota in 2010 with sustaining capital of $2 million during the five year mine life.

        Capital costs for the Creston Mascota development are estimated at $62 million. Commercial operations at Creston Mascota are planned for early 2011 with production of approximately 50,000 ounces of gold annually for a mine life of approximately five years.

Development

        At December 31, 2009 more than 30 million tonnes of overburden had been removed from the open pit mine and more than nine kilometres of lateral development had been completed in the underground mine.

Geology, Mineralization and Exploration

Geology

        The Pinos Altos Mine is in the northern part of the Sierra Madre geologic province, on the northeast margin of the Ocampo Caldera, which hosts many epithermal gold and silver occurrences including the nearby Ocampo mining operation and Moris mine.

        The property is underlain by Tertiary-age (less than 45-million-years-old) volcanic and intrusive rocks that have been disturbed by faulting. The volcanic rocks belong to the lower volcanic complex and the discordantly-overlying upper volcanic supergroup. The lower volcanic complex is represented on the property by the Navosaigame conglomerates (including thinly-bedded sandstone and siltstone) and the El Madrono volcanics (felsic tuffs and lavas intercalated with rhyolitic tuffs, sandy volcanoclastics and sediments). The upper volcanic group is made up of the Victoria ignimbrites (explosive felsic volcanics), the Frijolar andesites (massive to flow-banded, porphyritic flows) and the Buenavista ignimbrites (dacitic to rhyolitic pyroclastics).

        Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. The Santo Nino andesite is a dyke that intrudes along the Santo Nino fault zone.

        Structure on the property is dominated by a 10-kilometre by 3-kilometre horst, a fault-uplifted block structure oriented west-northwest, that is bounded on the south by the south-dipping Santo Nino fault and on the north by the north-dipping Reyna de Plata fault. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay from the Santo Nino fault.

Mineralization

        Gold and silver mineralization at the Pinos Altos Mine consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 060 degrees azimuth on its eastern portion and turns to strike roughly 090 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino and Cerro Colorado.

        The El Apache lens is the most weakly mineralized. The area hosts a weakly developed white quartz dominated breccia. Gold values are low and erratic over its roughly 750 metre strike length. Past drilling suggests that this zone is of limited extent at depth.

        The Oberon de Weber lens has been followed on surface and by diamond drilling over an extent of roughly 500 metres. Shallow holes drilled by the Company show good continuity both in grade and thickness over roughly 550 metres. From previous drilling done by Penoles, continuity at depth appears to be erratic with a weakly defined western rake.

        The Santo Nino lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below surface. The vein is followed on surface over a distance of 550 metres and discontinuously up to 650 metres. Beyond its western and eastern extents, the Santo Nino andesite is massive and only weakly altered. Gold grades found are systematically associated with green quartz brecciated andestite.

        The Cerro Colorado lens is structurally more complex than the three described above. Near the surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes done by the Company during this campaign suggest better grade continuity at depth.

        The San Eligio zone is located approximately 250 metres north of Santo Nino. The host rock is brecciated Victoria Ignimbrite with, rarely, stockworks. There is no andesite in this sector. Unlike the other lenses, the San Eligio lens dips towards the north. The lateral extent seems to be continuous for 950 metres. Its average width is five metres and never exceeds 15 metres. Surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Visible gold has been seen in the drill core.

        The minerals present are indicative of an oxidized, epithermal, low sulphidation (and likely low sulphide) precious metals vein system rich in silver. The temperature of formation is thought to have been below 300 degrees Celsius, as no selenium minerals have been found to date. The presence of kaolinite and dickite are indicative of an acidic environment. The presence of hematite crystals in the centre of acanthite indicates that the deposit was probably formed under oxidative conditions.

        Several other promising zones are associated with the horst feature in the northwest part of the property. The Creston Mascota deposit is 7 kilometres northwest of the Santo Nino deposit, and is similar but dips shallowly to the west. Creston Mascota is about 1,000 metres long and 4 to 40 metres wide, and extends from surface to more than 200 metres depth. The deposit will be exploited by open pit and heap leach starting in 2011.

Exploration

        In 2009, minesite exploration activities focused on delineation of the resources at San Eligio and exploration of the lateral and deep extents of the Cerro Colorado and Santo Nino orebodies. A total of 34.9 kilometres of minesite exploration and 13.9 kilometres of definition drilling were completed during the year. The result of the drilling was a small contraction in the minesite reserves and resources. The San Eligio zone continues to be open to the west and at depth.

        Regional exploration in 2009 focused on the El Cubiro, Sinter and Reyna de Plata prospects. Diamond drilling consisted of 37.0 kilometres in 175 drill holes. Detailed geological and structural mapping and sampling was done in the El Cubiro, Mascota and Cerro la Plata areas. Almost 15,600 core samples and 2,330 rock-chip samples were sent to a certified laboratory and assayed mainly for gold and silver.

        The recently-discovered Cubiro mineralization is two kilometres west of Creston Mascota. Cubiro is a surface deposit that strikes northwest, has a steep dip and has been followed along strike for approximately 850 metres. Drilling has intersected significant gold and silver mineralization up to 30 metres wide. The Cubiro deposit remains open in all directions.

        The Sinter zone, 1,500 metres north-northeast of the Santo Nino zone, is part of the Reyna de Plata gold structure. The steeply-dipping mineralization is 4 to 35 metres wide and almost 900 metres long, with over 350 metres of vertical depth. Sinter is being evaluated for its open pit mining and heap leach potential.

Meadowbank Mine

        The Meadowbank Mine, which achieved commercial production in March 2010, is located in the Third Portage Lake area in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. At December 31, 2009, the Meadowbank Mine was estimated to contain probable mineral reserves of 3.66 million ounces of gold comprised of 32.2 million tonnes of ore grading 3.53 grams of gold per tonne. The Company acquired its 100% interest in the Meadowbank Mine in 2007, as the result of the successful acquisition of Cumberland (see "— History and Development of the Company").

Location Map of the Meadowbank Mine

        The Meadowbank Mine is held under ten Crown mining leases, three exploration concessions and 11 Crown mineral claims. The Crown mining leases, which cover the Portage, Goose Island and Goose South deposits, are administered under federal legislation. The mining leases, which have renewable ten-year terms, have no annual work commitments but are subject to annual rent fees that vary according to their renewal date. The mining leases cover approximately 7,400 hectares and expire in either 2016 or 2019. Annual rent currently totals C$18,273. The production lease with the KIA is a surface lease covering 1,354 hectares and requires payment of C$124,530 annually. Production from subsurface lease areas is subject to a royalty of up to 14% of the adjusted net profits, as defined in the Territorial Mining Regulations. In order to conduct exploration on the Inuit-owned lands at Meadowbank, the Company must receive approval for an annual work proposal from the KIA, the body that holds the surface rights in the Kivalliq District and administers land use in the region through various boards. The Nunavut Water Board, one such board, provided the recommendation to the Ministry of Indian Affairs and Northern Development (Canada) to grant the Meadowbank Mine's construction and operating licences in July 2008. The Company has obtained all of the approvals and licences required to build and operate the Meadowbank Mine.

        The three Meadowbank exploration concessions comprise approximately 23,100 hectares and are granted by Nunavut Tunngavik, the corporation responsible for administering subsurface mineral rights on Inuit-owned lands in Nunavut. Exploration concessions cover the Vault deposit at Meadowbank and in 2010 will require annual rental fees of approximately C$58,000 and exploration expenses of approximately C$416,000. During the exploration phase, the concessions can be held for up to 20 years and the concessions can be converted into production leases with annual fees of C$1 per hectare, but no annual work commitments. Production from the concessions is subject to a 12% net profits interest royalty from which annual deductions are limited to 85% of the gross revenue.

        The 23 Crown mineral claims cover approximately 18,500 hectares at Meadowbank and are subject to land fees and work commitments. Land fees are payable only when work is filed. The most recent filing was in 2009, when approximately C$4,568 in land fees were paid and approximately C$931,505 in assessment work was submitted.

        The Kivalliq region in which the Meadowbank Mine is located has an arid arctic climate. The Meadowbank property is situated in an area characterized by low, rolling hills that are covered predominantly in heath tundra with numerous lakes and ponds. Elevation ranges from approximately 130 metres at lakeshores up to 200 metres on ridge crests. Operations at the Meadowbank Mine are expected to be year round with only minor weather-related interruptions to mining operations; however, these interruptions are not expected to affect ore availability for milling operations or other operating activities.

        The Meadowbank Mine is accessible from Baker Lake, located 70 kilometres to the south, over a 110-kilometre all-weather road completed in March 2008. Baker Lake provides 2.5 months of summer shipping access via Hudson Bay and year round airport facilities. The Meadowbank Mine also has a 1,100-metre long gravel airstrip, permitting access by air. The Company will use ocean transportation for fuel, equipment, bulk materials and supplies from Montreal, Quebec, (or Hudson Bay port facilities) via barges and ships into Baker Lake during the summer port access period that starts at the end of July in each year. Fuel and supplies are transported to the site from Baker Lake by conventional tractor trailer units. Transportation for personnel and air cargo are provided on scheduled or chartered flights. The permanent bases for employees from which to service the Meadowbank Mine are Val D'Or and Montreal in Quebec and the Kivalliq communities. Since February 2009, all chartered flights have landed directly at Meadowbank.

        The Company anticipates the Meadowbank Mine will achieve commercial production during the first quarter of 2010 and produce approximately 300,000 ounces of gold in 2010 at an estimated total cash costs per ounce of $460 and an average of 350,000 ounces of gold per year from 2010 to 2018 with total cash costs per ounce expected to average $520 over these years.

        A scoping study is currently underway to assess the feasibility of increasing production from 8,500 tonnes per day to 10,000 tonnes per day by accelerating development from the Goose Island and Portage open pits and potentially building a ramp-access underground operation at the southern end of the deposit. Results of the scoping study are expected in the second quarter of 2010. Drilling done in 2009 on the underground resource increased the continuity over a 700-metre strike length and up to 500 metres at depth. A feasibility study is underway and results will be available early 2010.

Mining and Milling Facilities

Surface Plan of the Meadowbank Mine

        Meadowbank has three major deposits that have sufficient drilling definition to sustain reserves. By the end of 2009, all of the camp infrastructure (dormitories and kitchen), a mill, a service building shop and generator buildings were built. All required aggregates used in the mining process are produced from waste material taken from the north end of the Portage pit. In 2008, a dyke was constructed to fully access the north half of the Portage pit in preparation for pit development in 2009 in order to have it ready for production in 2010. Future construction will include building a second major dyke (the Bay-Goose dyke) to access the southern portion of Portage and the Goose Island pits. In 2011, the Company will construct an eight-kilometre access road to service the Vault pit.

Mining Methods

        Mining at the Meadowbank Mine is done by open pit with trucks and excavators. Ore is extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill. The marginal grade material (that is, material grading between actual cut-off and break even cut-off) is separated and stockpiled for future processing. Also, a sub-grade material stockpile (that is, material for which extraction and stockpile has already been paid for and currently grades too low to be processed) will be created for potential processing at the end of the mine life. Waste rock is hauled to one of two waste storage areas on the property, used for dyke construction or fill material or dumped into selective areas of the open pits that have previously been mined out. Mining will initially be concentrated in the Portage pit area. Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

        During pre-production, ore grade material was stockpiled close to the primary crusher. From 2009 through 2013, all of the ore is scheduled to be sourced from the Portage pit. Waste material will be used to complete the construction of the Bay-Goose, Central, Stormwater and 7 Saddle Dam dykes, with the remaining waste hauled to a primary dump north of Second Portage Lake.

        With the completion of the Bay-Goose dyke, the Goose Island pit will be brought into production in 2013. The Company anticipates that these two pits will operate concurrently for a period of one year, from 2013 through 2014. Waste stripping is scheduled to commence in the Vault pit in 2014, with the start of ore mining anticipated in 2014 as the Goose Island pit becomes depleted. During the last four years of the current mine life, estimated to begin in 2015, mining will be exclusively from the Vault pit.

Surface Facilities

        The accommodations complex at the Meadowbank Mine consists of a permanent camp with capacity for 364 employees and a temporary camp to accommodate 200 extra workers. The camp is supported with a sewage treatment, solid waste disposal and potable water plant. In 2008, the exploration group was relocated eight kilometres south of the minesite location to a separate camp with an 80-person capacity.

        Plant site facilities include a mill building, a maintenance mechanical shop building, a generator building, an assay lab and a heavy vehicle maintenance shop. A separate crusher structure will flank the main process complex. Power is supplied by an 26.4-megawatt diesel electric power generation plant with heat recovery and an onsite fuel storage (5 million litres) and distribution system. The mill-service-power complex is connected to the accommodations complex by enclosed corridors. In addition, the Company will build peripheral infrastructure including tailings and waste impoundment areas.

        Facilities constructed at Baker Lake include a barge landing site located three kilometres east of the community and a storage compound. A fuel storage and distribution complex with a 40-million litre capacity has been built next to the barge landing facility.

        The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp ("CIP") circuit. The mill is designed to operate 365 days per year with a design capacity of 8,500 tonnes per day. The overall gold recovery is projected to be approximately 93.4%, based on projections from metallurgical test work, with approximately 40% typically recovered in the gravity circuit.

        The Company will use crushed ore that will be fed to a coarse ore stockpile and then reclaimed by a SAG mill operating in closed circuit with a pebble crusher. The SAG mill operates together with a ball mill to reduce the ore to approximately 80% passing 60 to 90 microns, depending on the ore type and its hardness. The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate is leached in an intensive cyanide leach-direct electrowinning recovery process.

        The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped and then recovered from the strip solution by electrowinning, followed by smelting and the production of a dore bar.

        The CIP tailings will be treated for the destruction of cyanide using the standard sulphur-dioxide-air process. The detoxified tailings will be pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Mineral Recoveries

        Gold recoveries are expected to average 93.4% for all deposits. The different ore zones have slightly different grind sensitivities to gold recovery and, as such, different particle size distributions are recommended as target grinds in the process. The use of a slightly coarser grind for the Vault ores will allow all three of the ore zones to be processed at a consistent process throughput.

Environmental Matters (including Inuit Impact and Benefit Agreement)

        The development of the Meadowbank Mine was subject to an extensive environmental review process under the Nunavut Land Claims Agreement administered by the Nunavut Impact Review Board (the "NIRB"). On December 30, 2006, a predecessor to the Company received the Project Certificate from the NIRB, which includes the terms and conditions to ensure the integrity of the development process. The Nunavut Water Board provided the recommendation to the Ministry of Indian Affairs and Northern Development (Canada) to grant the Meadowbank Mine's construction and operation under a water licence in July 2008.

        In February 2007, a predecessor to the Company and the Nunavut government signed a Development Partnership Agreement (the "DPA") with respect to the Meadowbank Mine. The DPA provides a framework for stakeholders including the federal and municipal governments and the KIA, to maximize the long-term socio-economic benefits of the Meadowbank Mine to Nunavut.

        An Inuit Impact Benefit Agreement for the Meadowbank Mine (the "IIBA") was signed with the KIA in March 2006. The IIBA ensures that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland agreed to provide to the Inuit regarding traditional, social and cultural matters.

        The Company currently holds a renewable exploration lease from the KIA that expires December 31, 2010. In July 2008, the Company signed a production lease for the construction and the operation of the mine, the mill and all related activities. In April 2008, the Company and KIA signed a water compensation agreement for the Meadowbank Mine addressing Inuit rights under the Land Claims Agreement respecting compensation for water use and water impacts associated with the project.

        The Meadowbank Mine consists of several gold-bearing deposits: Portage, Goose and Vault. A series of six dykes have or will be built to isolate the mining activities from neighbouring lakes. Waste rock from the Portage, Goose Island and Vault pits will be stored in the Portage and Vault rock storage facility. The control strategy to minimize the onset of oxidation and the subsequent generation of acid mine drainage includes freeze control of the waste rock through permafrost encapsulation and capping with an insulating convective layer of neutralizing rock (ultramafic and non-acid generating volcanic rocks). Because the site is underlain by about 450 metres of permafrost, the waste rock below the capping layer is expected to freeze, resulting in low rates of acid rock drainage generation in the long term.

        Tailings will be stored in the Second Portage arm. Initially the tailings will be deposited in a subaqueous environment, but the majority of tailings will be deposited on tailings beaches. A reclamation pond will be operated within the tailings storage facility. The control strategy to minimize water infiltration into the tailings storage facility and the migration of constituents out of the facility includes freeze control of the tailings through permafrost encapsulation. A four-metre-thick dry cover of acid neutralizing ultramafic rockfill will be placed over the tailings as an insulating convective layer to confine the permafrost active layer within relatively inert materials.

        The water management objective for the project is to minimize the potential impact on the quality of surface water and groundwater resources at the site. Diversion ditches will be constructed to avoid the contact of clean runoff water with areas affected by the mine or mining activities. Contact water originating from affected areas will be intercepted, collected, conveyed to the tailings storage facility for re-use in process or decanted to treatment (if needed) prior to release to receiving lakes.

Capital Expenditures/Development

        A total of $105 million has been budgeted to be spent at the Meadowbank Mine (excluding exploration) in 2010, including $48 million on dyke construction, $38 million on sustaining capital and equipment and $10 million on mining pre-production and deferred stripping.

        The mine is expected to start production in 2010. Total capital costs of construction incurred since the date of acquisition by the Company amounted to $721 million. The mine life is expected to be ten years.

Geology, Mineralization and Exploration

Geology

        The Meadowbank Mine comprises a number of Archean-age gold deposits hosted within polydeformed volcanic and sedimentary rocks of the Woodburn Lake Group, part of the Western Churchill supergroup in northern Canada.

        Three minable gold deposits — Goose, Portage and Vault — have been discovered along the 25-kilometre long Meadowbank gold trend, and the PDF deposit has been outlined on the northeast gold trend. These known gold resources are within 225 metres of the surface, making the project amenable to open pit mining.

Mineralization

        The predominant mineralization found in the Portage and Goose deposits is pyrrhotite, which is found as a replacement of magnetite in the oxide facies iron formation host rock. To a lesser extent, pyrite and chalcopyrite may be found and, on rare occasions, arsenopyrite may be associated with the other sulphides. The mineralization is usually restricted to several metres in length laterally, but vertically may extend to over several hundred metres. The sulphides primarily occur as narrow stringers or bands of disseminated sulphides that almost always crosscut the main foliation and/or bedding which would imply an epigenetic mode of emplacement. The percentage of sulphides is quite variable and may range from trace to semi-massive amounts over several centimetres to several metres in length. The higher gold grades and the occasional occurrence of visible gold are almost always associated with greater than 20% sulphide content.

        The main mineralized banded iron formation unit is bounded by an ultramafic unit to the west which locally occurs interlayered with the banded iron formation and to the east by an intermediate to felsic metavolcaniclastic unit.

        In the Vault deposit, pyrite is the principal ore bearing sulphide. The disseminated sulphides occur along sheared horizons that have been sericitized and silicified. These zones are several metres wide and may continue for hundreds of metres along strike and down dip.

        Three of the four known gold deposits are currently planned to be mined. The Goose Island and Portage deposits are hosted within highly deformed, magnetite-rich iron formation rocks, while intermediate volcanic rock assemblages host the majority of the mineralization at the more northerly Vault deposit. The fourth deposit, PDF, shows the same characteristics as Vault, though it is not currently anticipated to be a mineable deposit.

        Defined over a 1.85-kilometre strike length and across lateral extents ranging from 100 to 230 metres, the geometry of the Portage deposit consists of general north-northwest-striking ore zones that are highly folded. The mineralization in the lower limb of the fold is typically six to eight metres in true thickness, reaching up to 20 metres in the hinge area.

        The Goose Island deposit is located just south of the Portage deposit and is also associated with iron formation but exhibits different geometry, with a north-south trend and a steep westerly dip. Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth. The deposit is currently defined over a 750-metre strike length and down to 500 metres at depth (mainly in the southern end), with true thicknesses of three to 12 metres (reaching up to 20 metres locally). The Goose underground resource (100 to 500 metres at depth) extends 700 metres to the south of the Goose pit. The ore zones show the same characteristics as the Goose pit which is two to five main zones sub-parallel and undulating. The average thickness rarely exceed three to five metres.

        The Vault deposit is located seven kilometres northeast of the Portage and Goose deposits. It is planar and shallow-dipping with a defined strike of 1,100 metres. The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east, respectively. The main lens has an average true thickness of eight to 12 metres, reaching as high as 18 metres locally. The hanging wall lenses are typically three to five metres, and up to seven metres, in true thickness.

Exploration

        Grass roots exploration in the project area began as early as 1980. As some interesting targets arose, several companies conducted various types of work between 1980 and 2007. Throughout these years, six deposits were the main focus of exploration: Portage, Cannu, Bay Zone, Goose, Vault and PDF. Over time, the Cannu, Bay Zone and Portage deposits were combined into one mineable deposit. Exploration has extended the Goose Island deposit southward, adding the Goose South and Gosling zones.

        In 2009, the mine exploration group took over the pit and adjacent areas. Three goals were targeted: exploration drilling, resource conversion and waste pad condemnation.

        The main focus of exploration was on underground potential at the Goose deposit. A total of 77 holes for 22,207 metres were drilled from 100 to 500 metres in depth. These holes greatly increased the continuity and understanding of the mineralization distribution. Other targets were the Goose-Portage gap, up to 100 metres in depth. These holes showed a lack of continuity between Portage South and Goose North. Nonetheless, deeper holes in the area pointed to the presence of a package of iron formations related to Goose deposit. Holes drilled on the west limb of Portage deposit focussed on raising the level of geological continuity under the Second Portage arm, with marginal impact on the overall reserves of the Portage deposit. Exploration expenditures of $7.0 million for a phase 1 of the mine and $2.0 million for regional exploration are planned for 2010. The Vault deposit will also be tested. Additionally, surface regional programs will be executed to follow up on known gold occurrences and identified gold and base metal showing on the regional scale of the property.

        In 2009, 113 holes totalling 29,822 metres were drilled at Meadowbank. The drilling was predominantly to expand the Goose deposit at depth and towards the south, as well as to conduct infill drilling in areas where large gaps occurred between auriferous intersections. The program was successful in expanding the Goose deposit at depth and towards the south.

        For 2010, the mine exploration program has three main goals: exploring the Goose-Portage gap at depth; filling gaps in the Goose underground area, including completing the 100 to 500 metre resource conversion coverage; and extending the continuity of the Goose underground zones to the south. A new theory of where auriferous banded iron formation should occur between the Portage and Goose deposits will be tested with additional testing further south and at depth along possible ore shoots within the host unit. The program will be completed in phases and will be conducted between January and June. Some holes will be drilled on Vault, especially on Vault South.

Exploration Activities

        During 2009, the Company continued to actively explore in Quebec, Ontario, Nunavut, Nevada, Finland and Mexico and began exploration in Argentina. The Canadian exploration activities were focused on the Bousquet and Lapa mining camps in Quebec, as well as on the Meadowbank property in Nunavut where activities were conducted both within and outside the mining lease. In the United States, exploration activities during 2009 were concentrated on the West Pequop project located in northeast Nevada. At the Pinos Altos and Kittila Mines, the Company continued aggressive exploration programs around the current mines. In both countries, most of the exploration budget was spent on drilling programs near the mine infrastructure, along previously recognized gold trends.

        At the end of December 2009, land holdings of the Company in Canada consisted of 78 projects comprised of 2,911 mineral titles (claims, mining leases, etc.) covering an aggregate of 222,825 hectares. Land holdings in the United States consisted of 11 properties comprised of 3,058 mineral titles covering an aggregate of 26,176 hectares. Land holdings in Finland consisted of three groups of properties comprised of 168 mineral titles covering an aggregate of 20,030 hectares. Land holdings in Mexico consisted of four projects comprised of 47 mining concession titles covering an aggregate of 63,990 hectares. New land holdings in Argentina in 2009 consisted of one project with two mineral titles covering an aggregate of 2,691 hectares.

        The total amount spent on regional exploration in 2009 was $32.9 million, which included drilling 500 holes for an aggregate of approximately 125 kilometres. The budget for regional exploration expenditures in 2010 is approximately $38.9 million, including approximately 116 kilometres of drilling.

Mineral Reserves and Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

  This section uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

  This section uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that any part of or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

        The preparation of the information set forth below with respect to the mineral reserves at the LaRonde Mine (which includes mineral reserves at the LaRonde Mine extension), the Goldex, Lapa, Kittila, Pinos Altos and Meadowbank Mines has been supervised by the Company's Vice-President, Project Development, Marc Legault, P.Eng, a "qualified person" as that term is defined in NI 43-101. The Company's mineral reserves estimate was derived from internally generated data or audited reports.

        The criteria set forth in NI 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by Guide 7. However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a "final" or "bankable" feasibility study. Guide 7 also requires the use of commodity prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices. In addition to the differences noted above, Guide 7 does not recognize mineral resources.

        The assumptions used for the 2009 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead and exchange rates of C$1.09 per $1.00, 11.85 Mexican pesos per $1.00 and $1.41 per €1.00. The assumptions used for the 2008 mineral reserves and resources estimate reported by the Company in this Form 20-F were based on three-year average prices for the period ending December 31, 2008 of $725 per ounce gold, $13.32 per ounce silver, $1.27 per pound zinc, $3.15 per pound copper and exchange rates of C$1.09 per $1.00, 11.00 Mexican pesos per $1.00 and $1.37 per €1.00. Other assumptions used for estimating 2008 and 2007 mineral reserve and resource information may be found in the Company's annual filings in respect of the years ended December 31, 2008 and December 31, 2007, respectively. Set out below are the reserve estimates as calculated in accordance with NI 43-101 and Guide 7, respectively (tonnages and contained gold quantities are rounded to the nearest thousand):

	National Instrument 43-101			Industry Guide No. 7
Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven Reserves
LaRonde (underground)	4,755,000	2.34	358,000	4,755,000	2.34	358,000
Goldex (underground)	5,217,000	2.02	339,000	5,217,000	2.02	339,000
Kittila (open pit)	255,000	3.71	30,000	255,000	3.71	30,000
Kittila (underground)	1,000	3.81	0	1,000	3.81	0
Kittila total proven	257,000	3.71	31,000	257,000	3.71	31,000
Lapa (underground)	897,000	8.33	240,000	897,000	8.33	240,000
Pinos Altos (open pit)	880,000	1.51	43,000	880,000	1.51	43,000
Meadowbank (open pit)	600,000	4.57	88,000	600,000	4.57	88,000
Total Proven Reserves	12,605,000	2.71	1,098,000	12,605,000	2.71	1,098,000
Probable Reserves
LaRonde (underground)	29,625,000	4.72	4,492,000	29,625,000	4.72	4,492,000
Goldex (underground)	19,524,000	2.06	1,291,000	19,524,000	2.06	1,291,000
Kittila (open pit)	3,053,000	5.05	496,000	3,053,000	5.05	496,000
Kittila (underground)	22,651,000	4.80	3,499,000	22,651,000	4.80	3,499,000
Kittila total probable	25,704,000	4.83	3,995,000	25,704,000	4.83	3,994,000
Lapa (underground)	2,319,000	8.09	603,000	2,319,000	8.09	603,000
Pinos Altos (open pit)	18,101,000	2.05	1,195,000	18,101,000	2.05	1,195,000
Pinos Altos (underground)	22,979,000	2.92	2,158,000	22,979,000	2.92	2,158,000
Pinos Altos total probable	41,080,000	2.54	3,353,000	41,080,000	2.54	3,353,000
Meadowbank (open pit)	31,600,000	3.51	3,567,000	31,600,000	3.51	3,567,000
Total Probable Reserves	149,852,000	3.59	17,300,000	149,852,000	3.59	17,300,000
Total Proven and Probable Reserves	162,458,000	3.52	18,398,000	162,458,000	3.52	18,398,000

        In the following tables setting out mineral reserve information about the Company's mineral projects, tonnage information is rounded to the nearest thousand tonnes, the total contained gold ounces stated do not include equivalent gold ounces for byproduct metals contained in the mineral reserve and the reported metal grades in the estimates represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and mineral resource figures presented in this Form 20-F are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

LaRonde Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Gold
Proven mineral reserves — tonnes	2,700,000	2,300,000	2,800,000
Average grade — gold grams per tonne	3.37	3.95	3.98
Probable mineral reserves — tonnes	26,500,000	26,500,000	25,600,000
Average grade — gold grams per tonne	5.16	5.23	5.37
Zinc
Proven mineral reserves — tonnes	2,100,000	1,800,000	1,900,000
Average grade — gold grams per tonne	1.03	1.19	1.06
Probable — tonnes	3,100,000	5,200,000	4,600,000
Average grade — gold grams per tonne	0.99	0.94	0.80
Total proven and probable mineral reserves — tonnes	34,400,000	35,800,000	34,900,000
Average grade — gold grams per tonne	4.39	4.32	4.42
Total contained gold ounces	4,849,000	4,974,000	4,958,000

Notes:

(1)
The 2009 proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$66.00 per tonne and C$77.00 per tonne depending on the deposit. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2003 to December 31, 2009 averaged 91.0% for gold, 86.2% for silver, 85.1% for zinc and 81.9% for copper. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the LaRonde Mine contained indicated mineral resources of 6.5 million tonnes grading 1.85 grams of gold per tonne and inferred mineral resources of 10.9 million tonnes grading 3.93 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Mine by category at December 31, 2009 with those at December 31, 2008. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2009.

	Proven	Probable	Total
December 31, 2008	4,075	31,735	35,810
Mined in 2009	2,546	0	2,546
Revision	3,226	(2,110)	1,116
December 31, 2009	4,755	29,625	34,380
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the LaRonde Mine may be found in the Technical Report on the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005.

Goldex Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Gold
Proven mineral reserves — tonnes	5,217,000	434,000	250,000
Average grade — gold grams per tonne	2.02	1.95	2.23
Probable mineral reserves — tonnes	19,524,000	23,391,000	22,800,000
Average grade — gold grams per tonne	2.06	2.05	2.20
Total proven and probable mineral reserves — tonnes	24,741,000	23,825,000	23,100,000
Average grade — gold grams per tonne	2.05	2.05	2.20
Total contained gold ounces	1,630,000	1,571,000	1,634,000

Notes:

(1)
The 2009 proven and probable mineral reserves were estimated using an assumed metallurgical gold recovery of 90.0%. Mining costs were estimated to vary between C$19.52 per tonne and C$36.20 per tonne, depending on the deposit. The cut-off grade used for mineral reserves was 1.37 grams of gold per tonne. The Company estimates that a 10% change in the gold price would result in no change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the Goldex Mine contained indicated mineral resources of 0.2 million tonnes grading 1.79 grams of gold per tonne and inferred mineral resources of 10.5 million tonnes grading 2.37 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex Mine by category at December 31, 2009 with those at December 31, 2008. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2009.

	Proven	Probable	Total
December 31, 2008	434	23,391	23,825
Mined in 2009	2,615	0	2,615
Revision	7,398	(3,867)	3,531
December 31, 2009	5,217	19,524	24,741
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Goldex Mine may be found in the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR on October 27, 2005.

Kittila Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Gold
Proven mineral reserves — tonnes	257,000	199,000	—
Average grade — gold grams per tonne	3.71	4.84	—
Probable mineral reserves — tonnes	25,704,000	21,171,000	18,205,000
Average grade — gold grams per tonne	4.83	4.69	5.12
Total proven and probable mineral reserves — tonnes	25,961,000	21,370,000	18,205,000
Average grade — gold grams per tonne	4.82	4.69	5.12
Total contained gold ounces	4,025,000	3,225,000	2,996,000

Notes:

(1)
The 2009 proven and probable mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 89.3%. Gold cut-off grades used were 1.0 gram per tonne for open pit reserves and between 2.8 grams per tonne and 3.1 grams per tonne, depending on the deposit, for underground reserves. The open pit operating cost is estimated to be €33.28 per tonne, while the underground operating cost is estimated to vary between €47.64 per tonne and €52.63 per tonne, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 11% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the Kittila Mine contained indicated mineral resources of 20.5 million tonnes grading 2.19 grams of gold per tonne and inferred mineral resources of 5.3 million tonnes grading 3.42 grams of gold per tonne.

(3)
The breakdown of proven and probable mineral reserves between planned open pit operations and underground operations at the Kittila Mine (with tonnage and contained ounces rounded to the nearest thousand) is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven mineral reserve	Open pit	255,000	3.71	30,000
Proven mineral reserve	Underground	1,000	3.81	0
Total proven mineral reserve		257,000	3.71	31,000
Probable mineral reserve	Open pit	3,053,000	5.05	496,000
Probable mineral reserve	Underground	22,651,000	4.80	3,499,000
Total probable mineral reserve		25,704,000	4.83	3,994,000
(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Kittila Mine by category at December 31, 2009 with those at December 31, 2008. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2009.

	Proven	Probable	Total
December 31, 2008	199	21,171	21,370
Mined in 2009	563	0	563
Revision	621	4,533	5,154
December 31, 2009	257	25,704	25,961
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Kittila Mine may be found in the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010.

Lapa Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Gold
Proven mineral reserves — tonnes	897,000	23,000	2,800
Average grade — gold grams per tonne	8.33	7.53	10.65
Probable mineral reserves — tonnes	2,319,000	3,730,000	3,755,600
Average grade — gold grams per tonne	8.09	8.80	8.86
Total proven and probable mineral reserves — tonnes	3,216,000	3,753,000	3,758,000
Average grade — gold grams per tonne	8.16	8.79	8.87
Total contained gold ounces	843,000	1,061,000	1,071,000

Notes:

(1)
The 2009 mineral reserve and mineral resource estimates were calculated using an assumed metallurgical gold recovery of 80% and a cut-off grade of 4.2 grams of gold per tonne. The operating cost per tonne estimate for the Lapa Mine was C$101.23. The Company estimates that a 10% change in the gold price would result in an approximate 13% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the Lapa Mine contained indicated mineral resources of 1.7 million tonnes grading 4.63 grams of gold per tonne and inferred mineral resources of 0.4 million tonnes grading 7.90 grams of gold per tonne.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Lapa Mine by category at December 31, 2009 with those at December 31, 2008. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2009.

	Proven	Probable	Total
December 31, 2008	23	3,730	3,753
Mined in 2009	299	0	299
Revision	1,173	(1,411)	(238)
December 31, 2009	897	2,319	3,216
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Lapa Mine may be found in the Technical Report on the Lapa Gold Project, Cadillac Township, Quebec, Canada filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006.

Pinos Altos Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Proven mineral reserves — tonnes	880,000	97,000	—
Average gold grade — grams per tonne	1.51	1.35	—
Average silver grade — grams per tonne	26.53	19,308	—
Probable mineral reserves — tonnes	41,080,000	41,669,000	24,657,000
Average gold grade — grams per tonne	2.54	2.68	3.21
Average silver grade — grams per tonne	70.31	74.61	92.21
Total proven and probable mineral reserves — tonnes	41,960,000	41,766,000	24,700,000
Average gold grade — grams per tonne	2.52	2.68	3.21
Average silver grade — grams per tonne	69.39	74.48	92.21
Total contained gold ounces	3,396,000	3,593,000	2,547,000
Total contained silver ounces	93,613,000	100,010,000	73,100,000

Notes:

(1)
The 2009 proven and probable mineral reserve estimate is based on a net smelter return cut-off value of the open pit ore between $7.45 per tonne and $20.43 per tonne, depending on the deposit, and a net smelter return cut-off value of the underground ore of $46.13 per tonne. The metallurgical gold recovery used in the reserve estimate varied between 59% and 96.5%, depending on the deposit. The metallurgical silver recovery used in the reserve estimate varied between 11% and 52.0%, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the Pinos Altos Mine contained indicated mineral resources of 15.7 million tonnes grading 0.91 grams of gold per tonne and 26.84 grams of silver per tonne and inferred mineral resources of 15.7 million tonnes grading 1.38 grams of gold per tonne and 22.53 grams of silver per tonne.

(3)
The proven and probable mineral reserves of the Pinos Altos Mine set forth in the table above include probable mineral reserves from the Creston Mascota deposit of 6.7 million tonnes grading 1.67 grams of gold per tonne and 16.94 grams of silver per tonne. The indicated mineral resource at the Pinos Altos Mine also includes indicated mineral resources from the Creston Mascota deposit of 5.7 million tonnes grading 0.76 grams of gold per tonne and 7.6 grams of silver per tonne. The inferred mineral resource at the Pinos Altos Mine also includes inferred mineral resources from the Creston Mascota deposit of 1.4 million tonnes grading 0.97 grams of gold per tonne and 9.56 grams of silver per tonne.

(4)
The breakdown of mineral reserves between planned open pit operations and underground operations at the Pinos Altos Mine (with tonnage and contained ounces rounded to the nearest thousand) is:

Category	Mining Method	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold (oz)	Contained Silver (oz)
Proven mineral reserve	Open pit stock pile	880,000	1.51	26.35	43,000	745,000
Probable mineral reserve	Open pit	18,101,000	2.05	49.30	1,195,000	28,690,000
Probable mineral reserve	Underground	22,979,000	2.92	86.87	2,158,000	64,177,000
Total probable mineral reserve		41,080,000	2.54	70.31	3,353,000	92,867,000

(5)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Pinos Altos Mine by category at December 31, 2009 with those at December 31, 2008. Revision means additional mineral reserves converted from mineral resources or other categories of mineral reserves and mineral reserves added from exploration activities during 2009.

	Proven	Probable	Total
December 31, 2008	97	41,669	41,766
Mined in 2009	227	0	227
Revision	1,010	(588)	422
December 31, 2009	880	41,080	41,960
(6)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Pinos Altos Mine may be found in the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009.

Meadowbank Mineral Reserves and Mineral Resources

	As at December 31,
	2009	2008	2007
Gold
Proven mineral reserves — tonnes	600,000	—	—
Average grade — gold grams per tonne	4.57	—	—
Probable mineral reserves — tonnes	31,600,000	32,773,000	29,261,000
Average grade — gold grams per tonne	3.51	3.45	3.67
Total proven and probable mineral reserves — tonnes	32,200,000	32,773,000	29,261,000
Average grade — gold grams per tonne	3.53	3.45	3.67
Total contained gold ounces	3,655,000	3,638,000	3,453,000

Notes:

(1)
The 2009 mineral reserve and mineral resource estimates were calculated using a metallurgical gold recovery of 93.4%. The cut-off grade used to determine the open pit reserves varied from 1.35 grams of gold per tonne to 1.37 grams of gold per tonne, depending on the deposit. The estimated operating cost used for the 2009 mineral reserve estimate varied between C$40.23 per tonne and C$40.69 per tonne, depending on the deposit. The Company estimates that a 10% change in the gold price would result in an approximate 2% change in mineral reserves.

(2)
In addition to the mineral reserves set out above, at December 31, 2009, the Meadowbank Mine contained indicated mineral resources of 42.4 million tonnes grading 2.43 grams of gold per tonne and inferred mineral resources of 9.2 million tonnes of ore grading 2.54 grams of gold per tonne.

(3)
Complete information on the verification procedures, the quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Meadowbank Mine may be found in the Technical Report on the Mineral Resources and Mineral Reserves Dated September 30, 2008, Meadowbank Gold Project, Nunavut, Canada filed with the Canadian securities regulatory authorities on SEDAR on December 15, 2008.

Risk Mitigation

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have been recognized for excellence in this regard with various safety and development awards. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors".

Glossary of Selected Mining Terms

"alteration"	Any physical or chemical change in a rock or mineral subsequent to formation. Milder and more localized than metamorphism.
"anastomosing"	A network of branching and rejoining fault or vein surfaces or surface traces.
"andesite"	A dark-coloured igneous, calc-alkaline volcanic rock, of intermediate composition (containing between 52-63% silica).
"assay"	An analysis to determine the presence, absence or concentration of one or more chemical components.
"basin"	An area in which sediments accumulate.
"bedrock"	The solid rock underlying surface deposits.
"breccia"	Said of rock formations consisting mostly of angular fragments hosted by a fine-grained matrix.
"brittle"	Of minerals, proneness to fracture under low stress. A quality affecting behaviour during comminution of ore, whereby one species fractures more readily than others in the material being crushed.
"bulk mining"	A mining method in which large quantities of low-grade ore are mined without an attempt to segregate the high-grade portions.
"byproduct metal"	A secondary or additional metal recovered from the processing of rock.
"carbon-in-leach process"
A process step in which granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metal adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.
"carbon-in-pulp (CIP) circuit"
A process by which soluble gold within a finely ground slurry is recovered by adsorption onto coarser activated carbon. A CIP circuit comprises a series of tanks through which leached slurry flows. Gold is captured onto captive activated carbon that will periodically be moved counter-currently from tank to tank. Head tank carbon is extracted periodically to further recover adsorbed gold before being returned to the circuit tails tank.
"clast"	A fragment of mineral, rock or organic structure that has been moved individually from its place of origin.
"concentrate"	The clean product recovered in froth flotation.
"conglomerate"	A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.
"contact zone"	A zone where two rock types meet. May be characterized by alteration, metamorphism or deformation.
"counter-current decantation"
Clarifying wash water and concentrating tailings by use of several thickeners in series. The water flows in the opposite direction from the solids. The final products are slurry that is removed as fluid mud, and clear water that is reused in the circuit.

"crosscut"	A horizontal opening driven from a shaft at or near right angles to the strike of a vein or other orebody.
"cut-off grade"	(A) In respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted.

(B) In respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study.
Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.
"deposit"
A mineralized body that has been physically delineated by sufficient drilling, trenching and/or underground work, and found to be of sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable orebody or as containing mineral reserves, until final legal, technical and economic factors have been resolved.
"development"	The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimated. Development is an intermediate stage between exploration and mining.
"dilution"	The effect of waste rock or low-grade ore being included in mined ore, increasing tonnage mined and lowering the overall ore grade.
"dip"	The angle at which a surface is inclined from the horizontal.
"discordant"	Said of a contact between an igneous intrusion and the country rock that is not parallel to the foliation or the bedding planes of the latter.
"disseminated"
Said of a mineral deposit (especially of metals) in which the desired minerals occur as scattered particles in the rock, but in sufficient quantity to make the deposit an ore. Some disseminated deposits are very large.
"drift"	A horizontal underground opening that follows along the length of a vein or rock formation, as opposed to a crosscut that crosses the rock formation.
"ductile"	Of rock, able to sustain, under a given set of conditions, 5% to 10% deformation before fracturing or faulting.
"dyke"	An earthen embankment, as around a drill sump or tank, or to impound a body of water or mill tailings. Also, a tabular body of igneous rock that cuts across the structure of adjacent rocks.
"electrowinning"
An electrochemical process in which a metal dissolved within an electrolyte is plated onto an electrode. Used to recover metals such as copper and gold from solution in the leaching of concentrates, etc.
"envelope"	1. The outer or covering part of a fold, especially of a folded structure that includes some sort of structural break.
2. A metamorphic rock surrounding an igneous intrusion.
3. In a mineral, an outer part different in origin from an inner part.

"epigenetic"	An orebody formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.
"epithermal"
A hydrothermal mineral deposit formed within one kilometre of the Earth's surface and in the temperature range of 50 to 200 degrees Celsius, occurring mainly as veins. Also, said of that depositional environment.
"extensional-shear vein"	A vein put in place in an extension fracture caused by the deformation of a rock.
"fault"
A fracture or a fracture zone in crustal rocks along which there has been displacement of the two sides relative to one another parallel to the fracture. The displacement may be a few inches or many kilometres long.
"feasibility study"
A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution about whether to finance the development of the deposit for mineral production.

A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method (in the case of underground mining) or the pit configuration (in the case of an open pit) has been established, and an effective method of mineral processing has been determined. It includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social and environmental factors and the evaluation of other relevant factors that are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
"float"	A general term for loose fragments of ore or rock, especially on a hillside below an outcropping ledge or vein.
"flotation"
A process for concentrating minerals based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal-rich flotation concentrate is then skimmed off the surface
"foliation"
A general term for a planar arrangement of textural or structural features in any type of rock, especially the planar structure that results from flattening of the constituent grains of a metamorphic rock.
"fracture"	A general term for any break in a rock, whether or not it causes displacement, due to mechanical failure by stress. Fractures include cracks, joints and faults.
"free gold"	Gold not combined with other substances.
"glacial till"
Dominantly unsorted and unstratified drift, generally unconsolidated, deposited directly by and underneath a glacier without subsequent reworking by meltwater, and consisting of a heterogeneous mixture of clay, silt, sand, gravel and boulders ranging widely in size and shape. Also referred to as "till" and ice-laid drift.

"grade"	The relative quality of the percentage of metal content in a mineralized body, i.e., grams of gold per tonne of rock.
"head grade"	The average grade of ore fed into a mill.
"hectare"	A metric measurement of area. 1 hectare = 10,000 square meters = 2.47 acres.
"hornblende phenocryst"	A large and usually conspicuous crystal of a black to dark green mineral generally opaque called hornblende found in some volcanic and igneous rocks.
"horst"	An up-faulted block of rock.
"hydrothermal alteration"	Alteration of rocks or minerals by reaction with hydrothermal fluids.
"indicated mineral resource"
The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"inferred mineral resource"
The part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves. Investors are cautioned not to assume that part of or all of an inferred mineral resource exists, or is economically or legally mineable.
"infill drilling"	Drilling within a defined mineralized area to improve the definition of known mineralization.
"intrusive"	A body of igneous rock formed by the consolidation of magma intruded below surface into other rocks, in contrast to lavas, which are extruded upon the Earth's surface.
"kilometre"	A metric measurement of distance. 1.0 kilometre = 0.62 miles.
"lapilli"
Pyroclastics that may be essential, accessory or accidental in origin, of a size range that has been variously defined within the limits of 2 millimetres and 64 millimetres. The fragments may be either solidified or still viscous when they land (though some classifications restrict the term to the former); thus there is no characteristic shape. An individual fragment is called a "lapillus".

"lens"	Generally used to describe a body of ore that is thick in the middle and tapers towards the ends, resembling a convex lens.
"lithologic units"	Geological groups.
"longitudinal retreat"	An underground mining method where the ore is excavated in horizontal slices along the orebody and the stoping starts below and advances upwards. The ore is recovered underneath in the stope.
"matrix"	The non-valuable minerals in an ore, i.e., gangue.
"measured mineral resource"
The part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters and to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

While this term is recognized and required by Canadian regulations, the SEC does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into mineral reserves.
"Merrill-Crowe process"
A separation technique for removing gold from a cyanide solution. The solution is separated from the ore by methods such as filtration and counter-current decantation, and then the gold is precipitated onto zinc dust. Silver and copper may also precipitate. The precipitate is filtered to capture the gold slimes, which are further refined, e.g., by smelting, to remove the zinc and by treating with nitric acid to dissolve the silver.
"metallurgical properties"	Properties characterizing metals and minerals behaviour under various processing techniques.
"metamorphism"	The process by which the form or structure of sedimentary or igneous rocks is changed by heat and pressure.
"mill"	A mineral treatment plant in which crushing, wet grinding and further treatment of ore is conducted.
"mineral reserve"
The economically mineable part of a mineral resource. The economics of the mineral reserve should be demonstrated by a feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
"mineral resource"
A concentration or occurrence of natural solid inorganic material or natural solid fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"net smelter return royalty"	A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
"orogenic gold deposit"	A gold deposit formed by volcanism, subduction, plate divergence, folding or the movement of fault blocks.
"ounce"	1 troy ounce = 31.103 grams.
"outcrop"	An exposure of bedrock at the surface.
"oxidation"	A chemical reaction caused by exposure to oxygen, which results in a change in the chemical composition of a mineral.
"oxidative"	Descriptive of an oxidation reaction.
"phenocryst"	A term for large crystals or mineral grains occurring in the matrix or groundmass of a porphyry.
"plunge"	The inclination of a fold axis or other linear structure from a horizontal plane, measured in the vertical plane.
"polydeformed"	A rock that has been subjected to more than one instance of folding, faulting, shearing, compression or extension as a result of various tectonic forces.
"porphyritic"	Rock texture in which one or more minerals has a larger grain size than the accompanying minerals.
"porphyry"	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
"post-mineralization"	Occurring after the mineralizing event has taken place.
"pre-mineralization"	Occurring before the mineralizing event has taken place.
"pressure oxidation process"
A process by which sulphide minerals are oxidized in order to expose gold that is encapsulated in the mineral lattice. The main component of a pressure oxidation circuit consists of one or more pressurized vessels (autoclaves). Oxygen level, process temperature and acidity are the primary control parameters of such units.
"probable mineral reserve"	The economically mineable part of an indicated mineral resource demonstrated by a feasibility study.
"proven mineral reserve"	The economically mineable part of a measured mineral resource demonstrated by a feasibility study.
"pyroclastic"	Produced by explosive or aerial ejection of ash, fragments and glassy material from a volcanic vent. Term applicable to the rocks and rock layers as well as to the textures so formed.
"recovery"
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore before processing.

"schist"	A strongly foliated crystalline rock that can be readily split into think flakes or slabs due to the well developed parallelism of more than 50% of the minerals present in it.
"semi-autogenous grinding" or "SAG"	A method of grinding rock whereby larger chunks of the rock itself and steel balls form the grinding media.
"shear" or "shearing"	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
"sill"	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.
"slurry"	Fine rock particles in circulating water.
"stope development"	Driving subsidiary openings to prepare blocks of ore for extraction by stoping.
"stratigraphic column"	A sketched cross-section of the stacking of different layers of rock in an area.
"strike"	The bearing of the outcrop of an inclined bed, vein or fault plane on a horizontal surface; the direction of a horizontal line perpendicular to the direction of the dip.
"sublevel retreat"	An underground mining method in which the ore is excavated in horizontal slices along the orebody, starting below and advancing upwards. The ore is recovered underneath in the stope.
"tabular"	Said of a feature having two dimensions that are much larger or longer than the third, such as a dyke.
"tailings"	Material rejected from the mill after most of the recoverable valuable minerals have been extracted.
"tailings dam"	A natural or man-made confined area suitable for depositing tailings.
"tailings pond"
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for metals to settle out or for cyanide to be naturally destroyed before the water is discharged into the local watershed.
"tenement"	A synonym of mineral title.
"thickness"	The distance at right angles between the hanging wall and the footwall of a lode or lens.
"tonne"	A metric measurement of mass. 1 tonne = 1,000 kilograms = 2,204.6 pounds.
"transfer fault"	A structure that can accommodate lateral variations of deformation and strain.
"transverse open stoping"
An underground mining method in which the ore is excavated in horizontal slices perpendicular to the orebody length and the stoping starts below and advances upwards. The ore is recovered underneath the stope through a drawpoint system.
"vein"	Minerals filling a fissure, fault or crack in rock.
"winze"	An internal mine shaft.
"zone"	An area of distinct mineralization, i.e., a deposit.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

Revenues from Mining Operations

        In 2009, revenue from mining operations increased 66% to $614 million from $369 million in 2008. The increase in revenue was mainly driven by the increase in gold production from the Company's Goldex, Kittila, Lapa and Pinos Altos Mines. In addition, higher sales prices were realized on gold, silver and zinc. The increase in realized prices was partially offset by a decrease in silver and zinc production.

        In 2009, sales of precious metals accounted for 87% of revenues, up from 78% in 2008 and up from 56% in 2007. The increase in the percentage of revenues from precious metals when compared to 2008 is largely due to the increase in gold production and prices. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. The table below sets out net revenue, production volumes and sales volumes by metal:

	2009	2008	2007
Revenues from mining operations (thousands):
Gold	$474,875	$227,576	$171,537
Silver	59,155	59,398	70,028
Zinc	57,034	54,364	156,340
Copper	22,571	27,600	34,300
Lead	127	—	—

	$613,762	$368,938	$432,205

Production volumes:
Gold (ounces)	492,972	276,762	230,992
Silver (000s ounces)	4,035	4,079	4,920
Zinc (tonnes)	56,186	65,755	71,577
Copper (tonnes)	6,671	6,922	7,482
Sales volumes:
Gold (ounces)	463,660	258,601	229,316
Silver (000s ounces)	3,871	4,023	5,171
Zinc (tonnes)	58,391	62,653	72,905
Copper (tonnes)	6,689	6,913	7,466

        Revenue from gold sales increased $247 million, or 109%, in 2009. Gold production increased to 492,972 ounces in 2009, up 78% from 276,762 ounces in 2008. This increase is attributable to the commencement of production at the new Kittila, Lapa and Pinos Altos Mines during 2009 and the first full year of production at the Goldex Mine in 2009. Realized gold prices increased 16% in 2009 to $1,024 per ounce from $879 per ounce in 2008. Silver revenue, production and realized silver price remained relatively constant.

        Revenue from zinc sales increased by $3 million, or 5%, in 2009 when compared to 2008. The increase in zinc revenue was due to an increase in realized zinc sales prices that was partially offset by a decrease in sales volume. Revenue from copper sales decreased by 18% when compared to 2008. This was due to a decrease in realized sales prices and sales volume of copper.

        Total fourth quarter revenue from mining operations increased substantially from $73.2 million in 2008 to $225.6 million in 2009 due to the significant additional gold production from the Company's new mines combined with the increase in realized sales prices for all metals.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances and premiums on call options written on available-for-sale securities held by the Company. Interest and sundry income was $16.2 million in 2009 compared to $11.7 million in 2008. The $4.5 million increase was attributable to the significant increase in number of call option transactions in 2009 compared to 2008, partly offset by a significantly lower average cash balances held by the Company during 2009 compared to 2008.

Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. As part of its procedures to assess whether the value of the Company's available-for-sale securities portfolio was reasonable for accounting purposes, it was determined in accordance with the requirements of ASC 320 Investments — Debt and Equity Securities (Prior authoritative literature: FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities") that a non-cash write-down was required in 2008. These write-downs do not necessarily reflect management's long-term outlook on the value of the securities, but rather an "other-than-temporary" impairment as defined in ASC 320. In 2009, this determination resulted in no write-downs regarding its various investments as compared to write-downs amounting to $74.8 million in 2008.

        In 2009, the sale of various available-for-sale securities resulted in a gain before taxes of $10.1 million compared to $25.6 million in 2008. The larger gain in 2008 is directly attributable to the gain recognized on the Company's investment in Gold Eagle Mines Ltd. ("Gold Eagle"). The Company acquired securities of Gold Eagle during the second quarter of 2008 for $49.4 million. In the third quarter of 2008, Gold Eagle was acquired by Goldcorp Inc. ("Goldcorp") at a price per share significantly above the Company's acquisition cost of the Gold Eagle securities resulting in the recognition of a gain of $25.0 million before taxes.

Production Costs

        In 2009, total production costs were $306.3 million compared to $186.9 million in 2008. This increase is due to the start of production at the new Kittila Mine, Lapa Mine and Pinos Altos Mine. In addition, the increase reflects the first full year of production at the Company's Goldex Mine, which commenced production in mid-2008. The table below sets out the components of production costs:

Production Costs	2009	2008	2007
	(thousands)
LaRonde	$164,221	$166,496	$166,104
Goldex	54,342	20,366	—
Kittila	42,464	—	—
Lapa	33,472	—	—
Pinos Altos	11,819	—	—

Production costs per Consolidated Statement of Income	$306,318	$186,862	$166,104

        Production costs at the LaRonde Mine during 2009 of $164.2 million remained relatively constant when compared to 2008, decreasing by approximately 1%. During 2009, LaRonde processed an average of 6,975 tonnes of ore per day compared to 7,210 tonnes of ore per day during 2008. Minesite costs per tonne were C$69 in the fourth quarter compared to C$64 in the fourth quarter of 2008. For the full year, the minesite costs per tonne were C$72, compared with C$67 per tonne in 2008. The increase in minesite costs per tonne during 2009 is attributable to a combination of higher costs for labour, contractors, chemicals and other consumables, which were slightly offset by lower energy costs.

        In 2009, production costs at the Goldex Mine were $54.3 million compared to $20.4 million in 2008. The increase is due to the fact that commercial production was achieved August 2008. During 2009, Goldex processed an average of 7,164 tonnes of ore per day, above 2008 average production of 6,140 tonnes of ore per day and design capacity of 7,000 tonnes per day. Minesite costs per tonne were C$23 in the fourth quarter of

2009 compared to C$24 in the fourth quarter of 2008. For the full year, the minesite costs per tonne were C$23, compared with C$27 per tonne in 2008. The decrease in minesite costs per tonne during 2009 is attributable to the processing of higher grade ore.

        Both the Kittila and Lapa Mines achieved commercial production in May 2009. The Pinos Altos Mine achieved commercial production in November 2009.

        During 2009, the Kittila Mine processed an average of 2,057 tonnes of ore per day, below its design capacity of 3,000 tonnes of ore per day. Since the achievement of commercial production, the minesite costs per tonne were €54, which was higher than expected due to the slower than expected ramping up of the Kittila Mine. In 2009, the Lapa Mine processed an average of 1,222 tonnes of ore per day, below its design capacity of 1,500 tonnes per day. The Lapa Mine is processing ore quantities as expected; however, the mine continues to experience dilution issues. The Pinos Altos Mine processed an average of 1,863 tonnes of ore per day during the fourth quarter, below its design capacity of 4,000 tonnes per day. The start-up of the Pinos Altos mill was affected by increased quantities of clay minerals observed in the initial ore processed in the mill with a subsequent limitation on the ability to filter tailings at the designed production rates.

Total Production Costs by Category

        In 2009, total cash costs per ounce of gold increased to $347 from $162 in 2008 and minus $365 in 2007. The total cash costs per ounce of $347 represents a weighted average over all the Company's producing mines. In 2009, the LaRonde Mine total cash costs per ounce were $103, the Goldex Mine total cash costs per ounce were $366, the Kittila Mine total cash costs per ounce of $668, the Lapa Mine total cash costs per ounce were $751 and the Pinos Altos Mine total cash costs per ounce were $596. Total cash costs per ounce are comprised of minesite costs incurred during the period and, in the case of the LaRonde and Pinos Altos Mines, reduced by their related net byproduct revenue. Total cash costs per ounce are affected by various factors such as the quantity of gold produced, operating costs, Canadian dollar/US dollar exchange rates and Euro/US dollar exchange rates and, at the LaRonde and Pinos Altos Mines, the quantity of byproduct metals produced and byproduct metal prices.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions and then dividing by the number of ounces of gold produced. Total cash costs per ounce is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance is affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitations inherent in this measure by using it in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting production costs as shown in the Consolidated Statement of Income and Comprehensive Income for inventory adjustments and asset retirement provisions and then dividing by tonnes of ore processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is affected by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in level of production versus changes in operating performance.

        Both of these non-US GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of production costs or cash flow measures prepared in accordance with US GAAP. The tables below reconcile total cash costs per ounce and minesite costs per tonne to the production costs presented in the consolidated financial statements prepared in accordance with US GAAP.

Total Production Costs by Mine

	2009	2008	2007
	(thousands, except as noted)
Total Production costs per Consolidated Statements of Income and Comprehensive Income	$306,318	$186,862	$166,104
Attributable to LaRonde	164,221	166,496	166,104
Attributable to Goldex	54,342	20,366	—
Attributable to Lapa	33,472	—	—
Attributable to Kittila	42,464	—	—
Attributable to Pinos Altos	11,819	—	—

Total	$306,318	$186,862	$166,104

Reconciliation of Total Cash Costs per Ounce of Gold to Production Costs by Mine

LaRonde Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs	$164,221	$166,496	$166,104
Adjustments:
Byproduct metals revenues	(138,262)	(142,337)	(260,668)
Inventory adjustments(i)	(3,809)	45	11,528
Non-cash reclamation provision	(1,198)	(1,194)	(1,264)

Cash operating costs	$20,952	$23,010	$(84,300)
Gold production (ounces)	203,494	216,208	230,992

Total cash costs (per ounce)(ii)	$103	$106	$(365)

Goldex Cash Costs per Ounce	2009	2008	2007
Production costs per Consolidated Statements of Income and Comprehensive Income	$54,342	$20,366	$—
Adjustments:
Inventory adjustments(i)	383	(448)	—
Non-cash reclamation provision	(196)	(72)	—

Cash operating costs	$54,529	$19,846	$—
Gold production (ounces)	148,849	47,347	—

Total cash costs (per ounce)(ii)	$366	$419	$—

Lapa Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$33,472	$—	$—
Adjustments:
Inventory adjustments(i)	6,072	—	—
Non-cash reclamation provision	(25)	—	—

Cash operating costs	$39,519	$—	$—
Gold production (ounces)	52,602	—	—

Total cash costs (per ounce)(ii)	$751	$—	$—

Kittila Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$42,464	$—	$—
Adjustments:
Inventory adjustments(i)	1,565	—	—
Non-cash reclamation provision	(254)	—	—

Cash operating costs	$43,775	$—	$—
Gold production (ounces)	65,547	—	—

Total cash costs (per ounce)(ii)	$668	$—	$—

Pinos Altos Cash Costs per Ounce	2009	2008	2007
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$11,819	$—	$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(625)	—	—
Inventory adjustments(i)	(5,356)	—	—
Non-cash reclamation provision	(100)	—	—

Cash operating costs	$5,738	$—	$—
Gold production (ounces)	9,634	—	—

Total cash costs (per ounce)(ii)	$596	$—	$—

Reconciliation of Minesite Costs per Tonne to Production Costs by Mine

LaRonde Minesite Costs per Tonne	2009	2008	2007
	(thousands, except as noted)
Production costs	$164,221	$166,496	$166,104
Adjustments:
Inventory adjustments(iii)	234	45	916
Non-cash reclamation provision	(1,198)	(1,194)	(1,264)

Minesite operating costs (US$)	$163,257	$165,347	$165,756
Minesite operating costs (C$)	$184,233	$176,893	$177,735
Tonnes of ore milled (000s tonnes)	2,546	2,639	2,673

Minesite costs per tonne (C$)(iv)	$72	$67	$66

Goldex Minesite Costs per Tonne	2009	2008	2007
Production costs	$54,342	$20,366	$—
Adjustments:
Inventory adjustments(iii)	383	(448)	—
Non-cash reclamation provision	(196)	(72)	—

Minesite operating costs (US$)	$54,529	$19,846	$—
Minesite operating costs (C$)	$60,986	$23,224	$—
Tonnes of ore milled (000s tonnes)	2,615	851	—

Minesite costs per tonne (C$)(iv)	$23	$27	$—

Lapa Minesite Costs per Tonne	2009	2008	2007
Production costs	$33,472	$—	$—
Adjustments:
Inventory adjustments(iii)	6,072	—	—
Non-cash reclamation provision	(26)	—	—

Minesite operating costs (US$)	$39,518	$—	$—
Minesite operating costs (C$)	$42,055	$—	$—
Tonnes of ore milled (000s tonnes)	299	—	—

Minesite costs per tonne (C$)(iv)	$140	$—	$—

Kittila Minesite Costs per Tonne	2009	2008	2007
Production costs	$42,464	$—	$—
Adjustments:
Inventory adjustments(iii)	1,565	—	—
Non-cash reclamation provision	(254)	—	—

Minesite operating costs (US$)	$43,775	$—	$—
Minesite operating costs (€)	€30,568	€—	€—
Tonnes of ore milled (000s tonnes)	563	—	—

Minesite costs per tonne (€)(iv)	€54	€—	€—

Pinos Altos Minesite Costs per Tonne	2009	2008	2007
Production costs	$11,819	$—	$—
Adjustments:
Inventory adjustments(iii)	(5,356)	—	—
Non-cash reclamation provision	(100)	—	—

Minesite operating costs (US$)	$6,363	$—	$—
Tonnes of ore milled (000s tonnes)	227	—	—

Minesite costs per tonne (US $)(iv)	$28	$—	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs per ounce are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct metals revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs per ounce data can be affected by fluctuations in byproduct metals prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate since three operating mines are located in Canada. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past several years. During the period from January 1, 2005 to December 31, 2009, the Noon Buying Rate fluctuated from C$1.30 per US$1.00 to C$0.91 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila Mine and the Pinos Altos Mine are denominated in Euros and Mexican pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years as well.

Exploration and Corporate Development Expense

        Exploration drilling during 2009 resulted in 0.8 million ounces of gold being converted from the mineral resource category into the mineral reserve category. In spite of this conversion, the mineral resources continued to grow at several of the mines and mine projects. Gold mineral resources rose approximately 28% in 2009 versus 2008. The largest contributor was the Meadowbank Mine where mineral resources increased by approximately 100%, largely from the southern end of the deposit. An approximately 89% increase in mineral resources was realized at the Pinos Altos Mine and mineral resources at the LaRonde Mine increased by 35%.

        Set out below is a summary of the significant exploration and corporate development activities undertaken in 2009:

  •
  Canadian grassroots exploration expenditure was $11.2 million in 2009, an increase of $3.2 million compared to 2008. The Company's Canadian exploration activities were focused on the Bousquet and Lapa mining camps and in Nunavut at the Meadowbank Mine where the activities were conducted both within the mining lease and outside of the remaining mining claims.

  •
  During 2009, approximately $9.2 million of exploration expenses were incurred at the Pinos Altos Mine in Mexico. At the Pinos Altos Mine, the Company continued several aggressive exploration programs. The most costly activities were concentrated drilling programs near the mine infrastructure along previously recognized gold trends. For 2009, proven and probable mineral reserves, including the stand-alone Creston Mascota deposit, total 3.4 million ounces of gold and 94 million ounces of silver from 42.0 million tonnes grading 2.5 grams of gold per tonne and 69 grams of silver per tonne. While the gold reserves are down 5% compared to the previous year, the overall mineral reserve and mineral resource base at the Pinos Altos Mine increased by approximately 8% largely due to exploration success at the Sinter and Cubiro satellite deposits.

  •
  The Company is currently conducting exploration activities in Nevada and incurred exploration expenditures of $7.2 million during 2009, a decrease of $2.2 million compared to 2008. In Nevada, exploration activities during 2009 were concentrated on West Pequop located in the northeastern region of the State.

  •
  During 2009, exploration expenditures at the Kittila Mine in northern Finland were $5.3 million, a decrease of $1.7 million compared to 2008. At the Kittila Mine, the Company continued several aggressive exploration programs. The most costly activities were concentrated drilling programs near the existing mine infrastructure along previously recognized gold trends. As at December 31, 2009, proven and probable gold reserves totalled approximately 4.0 million ounces of gold from 26.0 million tonnes grading 4.8 grams of gold per tonne. This increased approximately 25%, or 0.8 million ounces, from the 2008 level largely as a result of successful conversion drilling below the Suuri and Roura orebodies. Overall, the combined mineral reserves and mineral resources were essentially unchanged year over year as the focus during 2009 was on mineral resource to mineral reserve conversion of the Suuri and Roura resource at depth.

        The table below sets out exploration expense by region and total corporate development expense:

	2009	2008	2007
	(thousands)
Canada	$11,194	$7,966	$5,276
Latin America	9,212	7,426	6,047
United States	7,176	9,347	5,084
Europe	5,325	7,017	5,719
Corporate development expense	3,372	2,948	3,381

	$36,279	$34,704	$25,507

General and Administrative Expenses

        General and administrative expenses increased to $63.7 million in 2009 from $47.2 million in 2008. The main driver was an increase in stock option expense due to an increase in number of options granted and an increase in the Black-Scholes calculated value of the options granted. Of the total general and administrative expenses, stock-based compensation was $27.7 million and $15.3 million in 2009 and 2008, respectively.

Provincial Capital Taxes

        Provincial capital taxes were relatively constant at $5.0 million in 2009 compared to $5.3 million in 2008. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax will be eliminated on July 1, 2010, while Quebec capital tax will be eliminated at the end of 2010. Therefore, the provincial capital tax expense in 2010 is expected to be substantially less than that incurred in 2009 and zero in following years.

Amortization Expense

        The consolidated amortization expense for the year increased to $72.5 million in 2009 compared to $36.1 million in 2008, largely as a result of the commencement of commercial production at the Kittila, Lapa and Pinos Altos Mines during 2009. In addition, a full year of amortization expense was recognized at the Goldex Mine during 2009 compared to only five months of amortization expense during 2008 after commercial production was achieved in August 2008.

Interest Expense

        In 2009, interest expense increased to $8.4 million from $3.0 million in 2008 and $3.3 million in 2007. The table below shows the components of interest expense.

	2009	2008	2007
	(thousands)
Stand-by fees on credit facilities	$2,730	$1,163	$2,289
Amortization of credit facilities financing costs	2,392	1,192	806
Government interest, penalties and other	3,326	597	199
Interest on credit facilities	15,470	4,584	—
Interest capitalized to construction in progress	(15,470)	(4,584)	—

	$8,448	$2,952	$3,294

Foreign Currency Translation Gain

        The foreign currency translation loss was $39.8 million in 2009 compared to a gain of $77.7 million in 2008. The significant negative effect of exchange rates is attributable to the weakening of the US dollar against the Canadian dollar and the Euro during 2009. The loss is mainly due to the impact on the foreign currency future tax liabilities and is partially off-set by the impact on cash balances in Canadian dollars and Swedish krona, the currency in which the Company's Swedish subsidiaries pay tax.

Income and Mining Taxes

        In 2009, the effective accounting income and mining tax expense rate was 19.9% compared to 23.8% in 2008 and 12.5% in 2007. Two unusual items that were recognized in 2009 reduced the effective tax rate significantly from the statutory tax rate. First, on December 12, 2008, the Company executed a Canadian federal tax election to commence using the U.S. dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009. Second, the $21 million premium recognized from the $43.5 million October 2008 flow-through share offering was included in income, net of the federal (and Ontario) deferred tax cost of $7.5 million associated with renouncing to investors the tax deductions otherwise arising from spending the proceeds of this offering. The net benefit of $13.5 million was also included in the 2009 tax provision.

        The two benefits above are somewhat offset by permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada and non-taxable foreign exchange losses. In addition, Quebec mining duties (current and deferred) increase the effective tax rate, net of the related federal and Quebec income tax relief.

Supplies Inventory

        The supplies inventory balance as of December 31, 2009 had increased significantly to $100.9 million compared to the December 31, 2008 balance of $40.0 million. This is mainly attributable to the build-up of supplies inventory at Meadowbank to be consumed during the operations of this mine, the build-up of winter supplies inventory at Meadowbank brought in during the 2009 barge season and the supplies inventory required at the Company's 2009 new operating Kittila, Lapa and Pinos Altos Mines.

Capital Expenditures

        In early 2009, the Meadowbank Mine was subjected to a comprehensive review to develop a detailed forecast of the ultimate expenditure that the Company was likely to incur in order to complete its development. This revised forecast led to an increase of approximately $72 million in the projected total project costs. The revised estimates reflect a combination of the Company's further experience with developing, constructing and maintaining operations at a remote location under severe arctic conditions, costs associated with developing a project in the Arctic, availability of labour to support construction activities and additional costs related to environmentally sustainable operations.

Liquidity and Capital Resources

        At the end of 2009, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $163.6 million compared to $99.4 million at the end of 2008. This increase resulted from operating and financing activities which was partially offset by investing activities. In 2009, cash used in investing activities decreased to $587.6 million from $917.5 million in 2008. The investing activities in 2009 mainly consisted of project capital expenditures at the Kittila, Lapa, Pinos Altos and Meadowbank Mines and LaRonde Mine extension. Cash flow provided by operating activities decreased to $115.1 million in 2009 from $121.2 million in 2008 mainly due to the negative impact of changes in working capital. As the Company had three new mines in production during 2009, trade receivables and inventory balances have, as expected, also increased. The negative impact of changes in working capital was mostly offset by strong operating profits generated by the mines due to the substantial increase in gold production and stronger metal prices. In 2009, cash provided from financing activities remained relatively constant at $559.8 million compared to 2008 when cash provided from financing activities was $558.1 million. The cash provided from financing activities in 2009 was mainly attributable to the net bank debt drawdowns of $515 million.

        In 2009, the Company invested $657.2 million of cash in new projects and sustaining capital expenditures. Major expenditures in 2009 included $288.0 million on construction at Meadowbank, $133.3 million on construction at Pinos Altos, $38.7 million on construction at the LaRonde Mine extension, $35.7 million on construction at Kittila, $22.1 million at Lapa and $137.8 million for sustaining capital expenditures at the LaRonde, Goldex, Kittila and Lapa Mines. A portion of the capital expenditures at Meadowbank relate to prepaid working capital and inventory which will be consumed and sold post-commercial production. The remaining capital expenditures to complete all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and drawdowns from the Company's bank credit facilities. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        During 2009, the Company received net proceeds on available-for-sale securities amounting to $48.3 million compared to $43.6 million during 2008. The 2009 net proceeds on available-for-sale securities was mainly a result of the Company's sale of its entire holdings in Goldcorp shares that it acquired as a result of Goldcorp's take-over bid of Gold Eagle.

        In 2009, the Company declared its 28th consecutive annual dividend. The dividend was $0.18 per share, consistent with the dividend paid in 2008. During the first quarter of 2009, the Company paid out its 2008 dividend amounting to $27.1 million. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements. Also in 2009, the Company issued common shares for gross proceeds of $68.5 million. This was a result of the Company's two flow-through share issuances for gross proceeds of $25.9 million, stock option exercises and issuances under the Company's employee share purchase plan.

        The effect of exchange rate changes on cash and cash equivalents during 2009 resulted in increased cash balances of $4.6 million. This was mainly attributable to the strengthening Canadian dollar and Euro as the Company holds Canadian dollar and Euro cash balances.

        During the second quarter of 2009, the Company amended its $300 million unsecured revolving bank credit facility (the "First Credit Facility") to, among other things, allow for the second $300 million unsecured revolving bank credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities") to be increased to $600 million. The First Credit Facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Second Credit Facility was amended to increase the amounts available from $300 million to $600 million. The Second Credit Facility matures and all indebtedness thereunder is due and payable on June 14, 2012. As at December 31, 2009, the Company had drawn $715 million from its credit facilities. In addition, the amount available under the Credit Facilities are reduced by letters of credit drawn under the facility. Letters of Credit outstanding under the Credit Facilities at December 31, 2009 totalled $22.5 million. Accordingly, the amount available to be borrowed as at December 31, 2009, was approximately $162.5 million. The Credit Facilities require the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2009.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of Agnico in favour of certain beneficiaries in respect of obligations relating to the Meadowbank Mine. As at December 31, 2009, outstanding letters of credit drawn under the EDC Facility totalled C$60.4 million.

        Subsequent to year-end, on March 19, 2010 the Company announced it had received non-binding commitments from institutional investors in the United States and Canada to purchase in a private placement $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022. The Notes are expected to have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes will be used to repay amounts under the Credit Facilities. Closing of the transaction is expected to occur in April 2010.

        Agnico-Eagle's contractual obligations as at December 31, 2009 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
	(millions)
Letter of credit obligations	$5.1	$—	$2.2	$—	$2.9
Reclamation obligations(1)	134.9	2.0	2.0	5.0	125.9
Purchase commitments	61.6	10.0	10.1	6.9	34.6
Pension obligations(2)	4.3	0.1	0.5	0.8	2.9
Capital and operating leases	58.2	16.0	17.8	13.1	11.3
Credit Facilities repayment obligations(3)	715.0	—	715.0	—	—

Total(4)	$979.1	$28.1	$747.6	$25.8	$177.6

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 — Asset Retirement Obligations (Prior authoritative literature: FASB Statement No. 143, "Accounting for Asset Retirement Obligations"). See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangement Plans (the "RCA Plans") with certain executives. The RCA Plans provide pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA Plans are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(3)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facilities, the Company has assumed that the indebtedness will be repaid at the current expiry date of the relevant Credit Facility.

(4)
The Company's estimated future positive cash flows are expected to be sufficient to satisfy the obligations set out above.

Off-Balance Sheet Arrangements

        The Company has the following off-balance sheet arrangements: operating leases (as disclosed above) and $85.3 million of outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes (see Note 12 to the Consolidated Financial Statements).

2010 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2010 mandatory expenditure commitments (including future obligations set out above) and discretionary expenditure commitments. The following table sets out expected future capital requirements and resources for 2010 (without giving effect to the offering of Notes):

Amount (millions)
2010 Mandatory Commitments:
Contractual obligations (from table above)	$28
Dividend payable (declared in 2009)	27

Total 2010 mandatory expenditure commitments	$55

2010 Discretionary Commitments:
Budgeted capital expenditures	$478

Total 2010 mandatory and discretionary expenditure commitments	$533

2010 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2009)	$164
Estimated 2010 operating cash flow	518
Working capital (at December 31, 2009) (excluding cash, cash equivalents and short-term investments)	250
Available under the Credit Facilities	163

Total 2010 Capital Resources	$1,095

        While the Company believes its capital resources will be sufficient to satisfy all 2010 commitments (mandatory and discretionary), if extremely negative financial circumstances arise in the future, the Company may choose to decrease certain of its discretionary expenditure commitments, which includes its construction projects and future dividends.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Preliminary Note — Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine Extension

        In 2010, payable gold production at the LaRonde Mine is expected to decline to approximately 180,000 ounces, as gold grades are scheduled to decline until 2011 when the deeper ore of the LaRonde Mine extension is accessed. Total cash costs per ounce at the LaRonde Mine in 2010 are expected to be approximately $220 reflecting the assumption of significantly lower zinc prices going forward.

        Over the 2011 to 2023 period, annual average gold production is expected to be 314,000 ounces.

Goldex Mine

        The Goldex Mine is anticipated to produce approximately 164,000 ounces of gold in 2009 at estimated total cash costs per ounce of approximately $318. This compares favourably with the total cash costs per ounce incurred in 2009 and in 2008 as the mine continues to increase efficiencies since it achieved commercial production in August 2008.

        In 2009, the Company completed its feasibility study of increasing the production rate from 6,900 tonnes per day to 8,000 tonnes per day with positive results. This project requires additions primarily to the crushing circuit with minor additions to the mining fleet. Installation of the permanent surface crusher is complete and the increased mining rate is expected to be realized in early 2011 as the underground mining advances enough to support the higher rate. As a result of this expansion, additional production of 20,000 ounces of gold per year is expected to start in late 2011. The expansion project has an estimated total capital cost of $10 million.

        Over the period of 2010 through 2017, annual average gold production of approximately 160,000 ounces is expected. During 2010, exploration activities will focus on resource to reserve conversion and mineralization to the west, east and at depth of the current resource envelope.

Kittila Mine

        The Kittila Mine will have its first full year of commercial production in 2010. The mine is expected to produce approximately 147,100 ounces of gold in 2010 at estimated total cash costs per ounce of approximately $502. Over the period of 2010 to 2023, annual average gold production of approximately 150,000 ounces is expected.

        The 2010 exploration program will continue to focus on resource to reserve conversion, expanding resources below Suuri and Roura sections and along strike. The orebody remains open at depth and along strike and new gold zones have been identified to the north of the current Kittila Mine reserves. In addition, due to the increase in gold reserves at the Kittila Mine over the past few years, the Company is continuing to examine options to significantly increase the Kittila production rate up to 300,000 ounces of gold per year.

Lapa Mine

        The Lapa Mine achieved commercial production in May 2009 and will have its first full year of production in 2010. Gold production during 2010 is expected to be approximately 115,000 ounces at estimated total cash costs per ounce of approximately $506. Over the period of 2010 to 2015, annual average gold production of approximately 150,000 ounces is expected. In 2010, exploration activities are expected to focus on resource to reserve conversion with focus at depth and east of the orebody.

Pinos Altos Mine

        The Pinos Altos Mine achieved commercial production in November 2009 and will have its first full year of production in 2010. Gold production in 2010 is expected to be approximately 150,000 ounces at estimated total cash costs per ounce of approximately $401. Over the period of 2010 to 2028, the mine (including production from the Creston Mascota deposit) is expected to produce an average of 170,000 ounces of gold per year.

        Site clearing, basic engineering and early construction activities commenced at the Creston Mascota deposit in 2009 and will continue throughout 2010. Commercial production from Creston Mascota deposit is expected to be achieved in the first quarter of 2011.

        In 2010, studies are anticipated regarding the development of several other satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones. Exploration activities in 2010 will focus on conversion of current gold resources to reserves.

Meadowbank Mine

        Construction at the Meadowbank Mine continued through the first few months of 2010 with commercial production anticipated in the first quarter of 2010. Gold production in 2010 is expected to be approximately 300,000 ounces at estimated total cash costs per ounce of approximately $460. The mine is expected to produce an average of 350,000 ounces of gold per year from 2010 to 2018. The 2010 production forecast includes a contingency for an extended commissioning period of three months.

        A scoping study was initiated in 2008 to assess the feasibility of increasing of the proposed production rate from 8,500 tonnes per day to 10,000 tonnes per day. Results of the study are expected in 2010. In addition, the exploration program in 2010 will continue to focus on resource to reserve conversion and expansion of resources and reserves at the Vault, Goose South and Portage deposits.

Growth Summary

        With the achievement of commercial production of the Goldex Mine in 2008 and the Kittila Mine, the Lapa Mine and the Pinos Altos Mine all achieving commercial production in 2009, the Company believes it is delivering on its vision and growth strategy. In 2009, gold production increased significantly by 78% from 2008 levels to 492,972 ounces and in 2010 the Company is anticipating total gold production to more then double to approximately 1.1 million ounces. Based on exploration results to date and planned exploration programs in 2010, the Company believes it is well positioned to potentially have several five million ounce gold deposits. The Company's goal is to increase gold reserves from its existing portfolio of mines and development projects, reaching 20 million to 21 million ounces by year-end 2010. Further internal growth opportunities are expected to add to production post-2010. In summary, the Company anticipates that the main contributors to the targeted increase in gold reserves, and increases to gold resources, are likely to be:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Depth extension of the main Suuri and Roura zones at Kittila

  •
  New gold zones to the north of the Kittila reserves

  •
  Extension at depth and along strike at Goose Island and Goose South at Meadowbank

  •
  Extensions at depth at Santo Nino, and the Sinter, Cubiro and San Eligio zones at Pinos Altos

Financial Outlook

Mining Revenue and Production Costs

        In 2010, the Company expects to continue to generate strong cash flow as production volumes will increase significantly due to relatively steady production at the LaRonde and Goldex Mines, the Kittila, Pinos Altos and the Lapa Mines ramping up to designed capacity and the Meadowbank Mine achieving commercial production. Metal prices will have a large impact on financial results and, although the Company cannot predict the prices that will be realized in 2010, gold prices in early 2010 (to March 22, 2010) have remained strong. On March 22, 2010, the gold spot price closed at $1,097.25 per ounce.

        In addition, the Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010.

        The table below sets out actual production for 2009 and estimated production in 2010.

	2010 Estimate	2009 Actual
Gold (ounces)	1,057,200	492,972
Silver (000s ounces)	5,342	4,035
Zinc (tonnes)	67,133	56,186
Copper (tonnes)	5,056	6,671

        For 2010, the Company is expecting total cash costs per ounce at the LaRonde Mine to be $220 compared to $103 in 2009. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions for these metals play an important role in these estimates for the LaRonde Mine due to its large byproduct production. An increase in byproduct metal prices above forecast levels would result in improved cash costs for the LaRonde Mine. In addition, the Pinos Altos Mine contains significant byproduct silver.

        Total cash costs per ounce at the Goldex Mine, Kittila Mine, Lapa Mine, Pinos Altos Mine and the Meadowbank Mine in 2010 are expected to be $318, $502, $506, $401 and $460 respectively. As production costs at the LaRonde Mine, Goldex Mine, Lapa Mine and Meadowbank Mine are or will be denominated mostly in Canadian dollars, the production costs at Kittila Mine are denominated mostly in Euros and the production costs at the Pinos Altos Mine are denominated mostly in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also affect the estimates. The foreign exchange rates have been trending favorably for the Company as the US dollar has appreciated relative to these currencies since late 2009.

        The table below sets out the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2010 (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1 to March 22, 2010.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$14.00	$16.92
Zinc (per tonne)	$1,800	$2,287
Copper (per tonne)	$6,100	$7,206
C$/US$ exchange rate	$1.1000	$1.0425
Euro/US$ exchange rate	$0.7143	$0.7196

        The estimated sensitivity of the Company's 2010 estimated total cash costs per ounce and 2010 estimated operating costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$37
Euro/US$	$7
Zinc	$6
Silver	$7
Copper	$2

Note:

The sensitivities presented are based on the production and price assumptions set out above. Operating costs are not affected by fluctuations in byproduct metals prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metals prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Item 11 Quantitative and Qualitative Disclosures About Market Risk — Metal Price and Foreign Currency" and "Item 11 Quantitative and Qualitative Disclosures About Market Risk — Derivatives". Please see " — Results of Operations — Production Costs" for a discussion about the use of the non-US GAAP financial measure total cash costs per ounce.

Exploration Expense

        In 2010, Agnico-Eagle expects expenditures of $39 million on grassroots exploration and corporate development comprised mostly of grassroots exploration in Canada, Latin America, Finland and the United States outside of the Company's currently contemplated mining areas. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. In addition, when it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of exploration to further delineate the ore body on such property are capitalized. In 2010, the Company expects to capitalize $37 million on exploration related to delineating ore bodies and converting resources into reserves.

Other Expenses

        Cash general and administrative expenses are not expected to increase materially in 2010, however non-cash variances may occur as a result of variances in the Black-Scholes pricing of any stock options granted by the

Company in 2010. In 2010, provincial capital taxes are expected to be substantially lower in 2010 than in 2009 since the Ontario provincial capital tax will be eliminated on July 1, 2010 while Quebec capital tax will be eliminated at the end of 2010. Amortization is expected to be approximately $164 million mainly due to the first full year amortization of the Kittila, Lapa and Pinos Altos Mines and additional amortization relating to the Meadowbank Mine as it achieves commercial production. Interest expense in 2010 is expected to be approximately $30 million due to the drawdown of its aggregate $900 million Credit Facilities. The Company's effective tax rate is expected to be 40% in 2010 compared to an effective rate of 19.9% realized in 2009. The lower effective rate in 2009 was due to the factors mentioned in " — Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including all costs for construction and development, sustaining capital and capitalized exploration costs, are expected to total approximately $478 million in 2010. During 2010, the Company expects to generate internal cash flow from the sale of 1.0 to 1.1 million ounces of gold and the associated byproduct metals. The breakdown of the 2009 capital expenditures program is as follows:

  •
  $67 million in capital expenditures related to construction and development at the LaRonde Mine extension;

  •
  $29 million in sustaining capital expenditures related to the LaRonde Mine;

  •
  $54 million in capital expenditures related to construction and development at the Creston Mascota deposit at the Pino Altos Mine;

  •
  $38 million in sustaining capital expenditures related to the Pinos Altos Mine;

  •
  $59 million in sustaining capital expenditures related to the Kittila Mine;

  •
  $14 million in sustaining capital expenditures related to the Goldex Mine;

  •
  $52 million in capitalized commissioning costs related to the Meadowbank Mine;

  •
  $99 million in sustaining capital expenditures related to the Meadowbank Mine;

  •
  $29 million in sustaining capital expenditures related to the Lapa Mine; and

  •
  $37 million in capitalized exploration expenditures.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

Outstanding Securities

        The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 22, 2010 were exercised:

Common shares outstanding at March 22, 2010	156,714,381
Employee stock options	8,395,645
Warrants	8,600,000

173,710,026

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, future tax assets and liabilities, mining properties and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board and the Audit Committee has reviewed the Company's disclosure in this Form 20-F.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc, copper and lead in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset The Company did not record any adjustments for changes in estimates of the AROs at our operating mines in 2009. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/ rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by ASC 410 — Asset

Retirement and Environmental Obligations (Prior authoritative literature: FASB Statement No. 143, Accounting for Asset Retirement Obligations) are expensed as incurred.

Future Tax Assets and Liabilities

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state, and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement. At January 1, 2007, the Company adopted guidance for accounting for uncertainty in income taxes to record these liabilities.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

        On December 12, 2008, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income per share.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Variable Interest Entities

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a VIE. This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

  (i)
  The power to direct the activities of a VIE that most significantly impact the entity's economic performance and

  (ii)
  The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  Transfers in and out of level 1 and 2 fair value measurements and

  (ii)
  Enhanced detail in the level 3 reconciliation.

        The guidance was amended to provide clarity about:

  (i)
  The level of disaggregation required for assets and liabilities and

  (ii)
  The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

        The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013.

        An IFRS project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics,

  (ii)
  detailed IFRS analysis and conversion, and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and get a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

 SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	Total 2008
Income contribution analysis
LaRonde Mine	$75,483	$39,357	$37,377	$11,939	$164,156
Goldex Mine	—	—	3,456	14,464	17,920

Operating margin	75,483	39,357	40,833	26,403	182,076
Amortization	7,030	7,516	9,049	12,538	36,133
Corporate expenses	17,279	18,488	11,116	3,069	49,952

Income before tax	51,174	13,353	20,668	10,796	95,991
Tax provision (recovery)	22,266	5,006	6,630	(11,078)	22,824

Net income for the period	$28,908	$8,347	$14,038	$21,874	$73,167

Net income per share — basic	$0.20	$0.06	$0.10	$0.15	$0.51
Net income per share — diluted	$0.20	$0.06	$0.10	$0.15	$0.50
Cash flows
Operating cash flow	$54,587	$92,792	$20,239	$(46,443)	$121,175
Investing cash flow	$(121,766)	$(274,838)	$(260,811)	$(260,134)	$(917,549)
Financing cash flow	$5,721	$78,493	$211,843	$262,015	$558,072
Realized prices
Gold (per ounce)	$1,089	$804	$903	$789	$879
Silver (per ounce)	$19.91	$16.56	$13.87	$9.22	$14.92
Zinc (per tonne)	$2,530	$1,728	$1,667	$663	$1,745
Copper (per tonne)	$10,559	$8,534	$6,732	$(374)	$6,220
Payable production:(1)
Gold (ounces)
LaRonde Mine	50,892	59,452	51,594	54,270	216,208
Goldex Mine	—	8,305	17,159	31,972	57,436
Kittila Mine	—	—	—	3,118	3,118

	50,892	67,757	68,753	89,360	276,762

Silver (LaRonde Mine) (ounces in thousands)	1,026	956	1,167	930	4,079
Zinc (LaRonde Mine) (tonnes)	19,467	13,863	18,040	14,383	65,753
Copper (LaRonde Mine) (tonnes)	1,453	2,165	1,567	1,737	6,922
Payable metal sold:
Gold (ounces)
LaRonde Mine	51,595	56,650	48,517	57,391	214,153
Goldex Mine	—	—	13,860	30,588	44,448

	51,595	56,650	62,377	87,979	258,601

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

CONSOLIDATED FINANCIAL DATA
(thousands of United States dollars, except where noted)

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	Total 2009
Income contribution analysis
LaRonde Mine	$37,647	$50,652	$40,276	$59,425	$188,000
Goldex Mine	$18,466	$19,107	$16,687	$33,891	88,151
Kittila Mine	—	$3,145	$884	$14,964	18,993
Lapa Mine	—	$(833)	$2,751	$8,019	9,937
Pinos Altos Mine	—	—	—	2,363	2,363

Operating margin	56,113	72,071	60,598	118,662	307,444
Amortization	12,130	15,470	23,200	21,661	72,461
Corporate expenses	14,647	38,016	44,007	30,275	126,945

Income (loss) before tax	29,336	18,585	(6,609)	66,726	108,038
Tax provision (recovery)	(25,005)	17,358	10,357	18,790	21,500

Net income (loss) for the period	$54,341	$1,227	$(16,966)	$47,936	$86,538

Net income (loss) per share — basic	$0.35	$0.01	$(0.11)	$0.31	$0.55
Net income (loss) per share — diluted	$0.35	$0.01	$(0.11)	$0.30	$0.55
Cash flows
Operating cash flow	$48,823	$26,369	$(13,787)	$53,701	$115,106
Investing cash flow	$(155,422)	$(155,730)	$(136,756)	$(139,703)	$(587,611)
Financing cash flow	$216,447	$88,247	$217,590	$37,534	$559,818
Realized prices
Gold (per ounce)	$969	$962	$939	$1,153	$1,024
Silver (per ounce)	$13.53	$14.32	$15.59	$19.17	$15.54
Zinc (per tonne)	$1,213	$1,698	$1,932	$2,506	$1,808
Copper (per tonne)	$4,110	$5,832	$7,580	$7,469	$6,140
Payable production:(1)
Gold (ounces)
LaRonde Mine	51,339	58,034	47,726	46,395	203,494
Goldex Mine	35,959	35,645	31,169	46,076	148,849
Kittila Mine	4,514	13,771	18,284	35,269	71,838
Lapa Mine	—	11,603	18,409	22,590	52,602
Pinos Altos Mine	—	—	3,175	13,014	16,189

	91,812	119,053	118,763	163,344	492,972

Silver (ounces in thousands)
LaRonde Mine	1,029	1,034	995	861	3,919
Pinos Altos Mine	—	—	16	100	116

	1,029	1,034	1,011	961	4,035
Zinc (LaRonde Mine) (tonnes)	13,291	14,928	12,516	15,451	56,186
Copper (LaRonde Mine) (tonnes)	1,682	2,066	1,400	1,523	6,671
Payable metal sold:
Gold (ounces)
LaRonde Mine	53,516	59,608	48,959	42,751	204,834
Goldex Mine	30,901	33,501	32,572	48,241	145,215
Kittila Mine	—	6,780	21,946	30,635	59,361
Lapa Mine	—	3,167	14,669	23,885	41,721
Pinos Altos Mine	—	—	594	11,935	12,529

	84,417	103,056	118,740	157,447	463,660

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

 FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	2009		2008		2007		2006		2005
Revenues from mining operations		$613,762		$368,938		$432,205		$464,632		$241,338
Interest, sundry income and gain on available-for-sale securities		26,314		(37,465)		29,230		45,915		4,996

		640,076		331,473		461,435		510,547		246,334
Costs and expenses		532,038		235,482		302,157		249,904		211,055

Income before income taxes		108,038		95,991		159,278		260,643		35,279
Income and mining taxes expense (recovery)		21,500		22,824		19,933		99,306		(1,715)

Net income		$86,538		$73,167		$139,345		$161,337		$36,994

Net income per share — basic		$0.55		$0.51		$1.05		$1.40		$0.42
Net income per share — diluted		0.55		0.50		1.04		1.35		0.42
Operating cash flow		$115,106		$121,175		$246,329		$227,015		$84,827
Investing cash flow		$(587,611)		$(917,549)		$(373,099)		$(299,723)		$(66,539)
Financing cash flow		$559,818		$558,072		$126,508		$297,816		$9,842
Dividends declared per share		$0.18		$0.18		$0.18		$0.12		$0.03
Capital expenditures		$657,175		$908,853		$523,793		$149,185		$70,270
Average gold price per ounce realized		$1,024		$879		$748		$622		$449
Average exchange rate — C$ per $	C$	1.1415	C$	1.0669	C$	1.0738	C$	1.1344	C$	1.2115
Weighted average number of common shares outstanding (in thousands)		155,972		144,741		132,768		115,461		89,030
Working capital (including undrawn credit lines)		$598,581		$508,335		$751,587		$839,898		$338,490
Total assets		$4,427,357		$3,378,824		$2,735,498		$1,521,488		$976,069
Long-term debt		$715,000		$200,000		$—		$—		$131,056
Shareholders' equity		$2,751,761		$2,517,756		$2,058,934		$1,252,405		$655,067
Operating Summary
LaRonde Mine
Revenues from mining operations		$352,221		$330,652		$432,205		$464,632		$241,338
Production costs		164,221		166,496		166,104		143,753		127,365

Gross profit (exclusive of amortization shown below)		$188,000		$164,156		$266,101		$320,879		$113,973
Amortization		28,392		28,285		27,757		25,255		26,062

Gross profit		$159,608		$135,871		$238,344		$295,624		$87,911

Tonnes of ore milled		2,545,831		2,638,691		2,673,463		2,673,080		2,671,811
Gold — grams per tonne		2.75		2.84		2.95		3.13		3.11
Gold production — ounces		203,494		216,208		230,992		245,826		241,807
Silver production — ounces (in thousands)		3,919		4,079		4,920		4,956		4,831
Zinc production — tonnes		56,186		65,755		71,577		82,183		76,545
Copper production — tonnes		6,671		6,922		7,482		7,289		7,378
Total cash costs (per ounce):
Production costs		$807		$770		$719		$585		$527
Less: Net byproduct revenues		(699)		(658)		(1,082)		(1,240)		(511)
Inventory adjustments		1		—		4		(31)		29
Accretion expense and other		(6)		(6)		(6)		(4)		(2)

Total cash costs (per ounce)(1)		$103		$106		$(365)		$(690)		$43

Minesite costs per tonne(1)	C$	72	C$	67	C$	66	C$	62	C$	55

Notes:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs".

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2009		2008		2007		2006		2005
Goldex Mine
Revenues from mining operations		$142,493		$38,286		$—		$—		$—
Production costs		54,342		20,366		—		—		—

Gross profit (exclusive of amortization shown below)		$88,151		$17,920		$—		$—		$—
Amortization		21,716		7,250		—		—		—

Gross profit		$66,435		$10,670		$—		$—		$—

Tonnes of ore milled		2,614,645		1,118,543		—		—		—
Gold — grams per tonne		1.98		1.86		—		—		—
Gold production — ounces		148,849		57,436		—		—		—
Total cash costs (per ounce):
Production costs		$365		$430		$—		$—		$—
Less:
Inventory adjustments		3		(9)		—		—		—
Accretion expense and other		(1)		(2)		—		—		—

Total cash costs (per ounce)(1)		$367		$419		$—		$—		$—

Minesite costs per tonne(1)	C$	23	C$	27	C$	—	C$	—	C$	—

Lapa Mine
Revenues from mining operations		$43,409		$—		$—		$—		$—
Production costs		33,472		—		—		—		—

Gross profit (exclusive of amortization shown below)		$9,937		$—		$—		$—		$—
Amortization		9,906		—		—		—		—

Gross profit		$31		$—		$—		$—		$—

Tonnes of ore milled		299,430		—		—		—		—
Gold — grams per tonne		7.29		—		—		—		—
Gold production — ounces		52,602		—		—		—		—
Total cash costs (per ounce):
Production costs		$636		$—		$—		$—		$—
Less:
Inventory adjustments		115		—		—		—		—
Accretion expense and other		—		—		—		—		—

Total cash costs (per ounce)(1)		$751		$—		$—		$—		$—

Minesite costs per tonne(1)	C$	140	C$	—	C$	—	C$	—	C$	—

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	2009	2008	2007	2006	2005
Kittila Mine
Revenues from mining operations	$61,457	$—	$—	$—	$—
Production costs	42,464	—	—	—	—

Gross profit (exclusive of amortization shown below)	$18,993	$—	$—	$—	$—
Amortization	10,909	—	—	—	—

Gross profit	$8,084	$—	$—	$—	$—

Tonnes of ore milled	563,238	—	—	—	—
Gold — grams per tonne	5.02	—	—	—	—
Gold production — ounces	71,838	—	—	—	—
Total cash costs (per ounce):
Production costs	$648	$—	$—	$—	$—
Less:
Inventory adjustments	24	—	—	—	—
Accretion expense and other	(4)	—	—	—	—

Total cash costs (per ounce)(1)	$668	$—	$—	$—	$—

Minesite costs per tonne(1)	€54	€—	€—	€—	€—

Pinos Altos Mine
Revenues from mining operations	$14,182	$—	$—	$—	$—
Production costs	11,819	—	—	—	—

Gross profit (exclusive of amortization shown below)	$2,363	$—	$—	$—	$—
Amortization	1,524	—	—	—	—

Gross profit	$839	$—	$—	$—	$—

Tonnes of ore milled	227,394	—	—	—	—
Gold — grams per tonne	1.08	—	—	—	—
Gold production — ounces	16,189	—	—	—	—
Total cash costs (per ounce):
Production costs	$1,227	$—	$—	$—	$—
Less: Net byproduct revenues	(65)	$—	$—	$—	$—
Inventory adjustments	(556)	—	—	—	—
Accretion expense and other	(10)	—	—	—	—

Total cash costs (per ounce)(1)	$596	$—	$—	$—	$—

Minesite costs per tonne(1)	$28	$—	$—	$—	$—

Note:

(1)
Minesite costs per tonne and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5 Operating and Financial Review and Prospects — Results of Operations — Production Costs".

ITEM 6    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within that minimum and maximum. The number of directors to be elected is twelve as determined by the Board by resolution passed on June 17, 2008.

        The by-laws of Agnico-Eagle provide that directors will hold office for a term expiring at the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated. The Board annually appoints the officers of Agnico-Eagle, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

        The following is a brief biography of each of Agnico-Eagle's directors:

        Dr. Leanne M. Baker, 57, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and US Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the NYSE Arca and the TSX). Area of expertise: Corporate Finance and Mineral Economics.

        Douglas R. Beaumont, P.Eng., 77, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology of SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Area of expertise: Mining and Metallurgy.

        Sean Boyd, CA, 51, of Toronto, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also a director and member of the Audit Committee of the World Gold Council and a member of the Board of Governors and Chairman of the Audit Committee of St. Francis Xavier University. Area of expertise: Executive Management, Finance.

        Clifford J. Davis, P. Eng., 67, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran, and formerly a member of the senior management teams of New Gold Inc., Gabriel Resources Ltd. and TVX Gold Inc. and of the boards of directors of New Gold Inc., TVX Gold Inc., Rio Narcea Gold Mines Ltd. and Tiberon Minerals Ltd. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). Mr. Davis has been a director of Agnico-Eagle since June 17, 2008. Area of expertise: Mining.

        David Garofalo, CA, ICD.D, 44, of Richmond Hill, Ontario, is the Senior Vice-President, Finance and Chief Financial Officer and a director of Agnico-Eagle. Mr. Garofalo has been with Agnico-Eagle since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo serves on the board of directors and Audit and Corporate Governance Committees of Stornoway Diamond Corporation and the board of directors and Audit Committee of Malbex Resources Inc. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He has been a director of Agnico-Eagle since June 17, 2008. Area of expertise: Executive Management, Finance.

        Bernard Kraft, CA, 79, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director of Canadian Shield Resources Inc. (a mining exploration company traded on the TSX Venture Exchange), St. Andrews Goldfields Limited (a mining exploration company listed on the TSX) and API Technologies Corp (a leading defence subcontractor in North America listed on the Bulletin Board). Area of expertise: Audit and Accounting.

        Mel Leiderman, CA, TEP, ICD.D, 57, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003. Area of expertise: Audit and Accounting.

        James D. Nasso, ICD.D, 76, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Area of expertise: Management and Business Strategy.

        J. Merfyn Roberts, CA, 60, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. He sits on the boards of directors of several resource companies, including Eastern Platinum Limited and Rambler Metals and Mining plc. Mr. Roberts is a graduate of Liverpool University, UK (B.Sc., Geology) and Oxford University, UK (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales. He has been a director of Agnico-Eagle since June 17, 2008. Area of expertise: Investment Management.

        Eberhard Scherkus, P. Eng., 58, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, Vice-President, Operations from 1996 to 1998, as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996 and as a project manager from 1985 to 1986. Mr. Scherkus is a graduate of McGill University (B.Sc.), a member of the Association of Professional Engineers of Ontario and past president of the Quebec Mining Association. Mr. Scherkus has been a director of Agnico-Eagle since January 17, 2005. Area of expertise: Executive Management, Mining.

        Howard R. Stockford, P.Eng., 68, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive. From 1989 until his retirement at the end of 2004, he was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company that was traded on the TSX. He was a director of Aur from 1984 until August 2007, when Aur was taken over by Teck Cominco Limited. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Association of Professional Engineers of Ontario, the Prospectors and Developers Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University, U.K. (B.Sc., Mining Geology). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director of Nuinsco Resources Limited and Victory Nickel Inc. Area of expertise: Mining.

        Pertti Voutilainen, M.Sc., M.Eng., 68, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan. Previously, Mr. Voutilainen was the Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Area of expertise: Mining and Finance.

        The following is a brief biography of each of Agnico-Eagle's senior officers:

        Donald G. Allan, 54, of Toronto, Ontario, is Senior Vice-President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice-President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

        Alain Blackburn, P.Eng., 53, of Oakville, Ontario, is Senior Vice-President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice-President, Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Agnico-Eagle's Manager, Corporate Development from January 1999 and Exploration Manager from September 1996 to January 1999. Mr. Blackburn is a graduate of Universite du Quebec de Chicoutimi (P.Eng.) and Universite du Quebec en Abitibi-Temiscamingue (M.Sc.).

        Tim Haldane, P.Eng., 53, of Sparks, Nevada, is Senior Vice-President, Latin America of Agnico-Eagle. Prior to joining Agnico-Eagle in May 2006, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 30 years of experience in the precious metals and base metals industries.

        R. Gregory Laing, BA, LL.B., 51, of Oakville, Ontario, is General Counsel, Senior Vice-President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice-President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. from October 1995 to January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of Andina Minerals Inc. (a mining exploration company), a TSX Venture Exchange listed company and Hy Lake Gold Inc. (a mining exploration company), traded on the Canadian National Stock Exchange.

        Daniel Racine, Ing., P.Eng., 46, of Oakville, Ontario, is Senior Vice-President, Operations of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 22 years, including Vice-President, Operations, Operations Manager, LaRonde Mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

        Jean Robitaille, 47, of Oakville, Ontario, is Senior Vice-President, Technical Services of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for more than 22 years, most recently as Vice-President, Metallurgy & Marketing, General Manager, Metallurgy & Marketing and Mill Superintendent and Project Manager for the expansion of the LaRonde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

        Picklu Datta, 42, of Toronto, Ontario, is Vice-President, Controller of Agnico-Eagle, a position he has held since January 2009. Prior to joining Agnico-Eagle in 2005, Mr. Datta spent most of his career in New York City with Philip Morris Companies in various finance management positions. His experience also includes a senior finance position with a large New York City technology company and a management position with a large mining company in Toronto. Mr. Datta is a graduate of the University of Toronto (B.Comm.) and is a Chartered Accountant who articled with PricewaterhouseCoopers.

        Patrice Gilbert, 46, of Oakville, Ontario, is Vice-President, Human Resources of Agnico-Eagle, a position he has held since September 25, 2006. Prior to his appointment, Mr. Gilbert worked for Placer Dome Inc. in various senior capacities in Chile, South Africa, the Dominican Republic, Quebec and British Columbia including Director, Human Resources and Sustainability, Placer Dome Dominicana Corporacion (2005-2006) and Vice President, Human Resources and Sustainability, Placer Dome Africa (1999-2005). Mr. Gilbert studied industrial relations at Laval University in Quebec, Canada and Wits University in Johannesburg, South Africa.

        Paul-Henri Girard, 54, of Ste-Monique Lac St. Jean, Quebec, is Vice-President, Canada of Agnico-Eagle, a position he has held since June 2008. Prior to his appointment, he served Agnico-Eagle in various capacities for 22 years, including General Manager of Technical Services, Abitibi Regional Manager, LaRonde Mine Manager, Underground Superintendent and Chief Engineer. Prior to joining Agnico-Eagle, Mr. Girard worked as a mining engineer for several mining companies. Mr. Girard is a graduate of Laval University (B.Sc.) and is a member of OIQ in Quebec.

        Louise Grondin, Ing., P.Eng., 56, of Toronto, Ontario, is Vice-President, Environment and Sustainable Development of Agnico-Eagle, a position she has held since April 2007. Prior to her appointment, Ms. Grondin was the Regional Environmental Manager and Environmental Manager, LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin is a graduate of the University of Ottawa (B.Sc.) and McGill University (M.Sc.).

        Ingmar Haga, 58, of Espoo, Finland, is Vice-President, Europe of Agnico-Eagle, a position he has held since July 26, 2006. Prior to his appointment, Mr. Haga was Managing Director — Europe from March 1, 2006. Prior to his employment with Agnico-Eagle, Mr. Haga held various positions with the Outokumpu Group in Finland and Canada and was President of Polar Mining Oy, a Finnish subsidiary of Australian-based Dragon Mining NL. Mr. Haga is a graduate of Åbo Akademi, Finland (M.Sc.).

        Marc Legault, Ing., P.Eng., 50, of Mississauga, Ontario, is Vice-President, Project Development of Agnico-Eagle, a position he has held since July 2006. Prior to that, Mr. Legault served Agnico-Eagle in various capacities, including Manager, Project Evaluation based in Toronto, Ontario since 2002, Mine Geologist and later Chief Geologist at the LaRonde Mine in Cadillac, Quebec from 1994 to 2002 and Project Geologist at the Exploration Division in Val d'Or, Quebec since 1988. Mr. Legault is also a director of Golden Goliath Resources Ltd., a TSX Venture Exchange-listed mineral exploration company (in which Agnico-Eagle holds an interest) with activities principally in northern Mexico. Mr. Legault is a graduate of Queen's University (B.Sc. Honours in geological engineering) and Carleton University (M.Sc. in geology).

        Claudio Mancuso, 34, of Toronto, Ontario, is Vice-President, Treasurer of Agnico-Eagle, a position he has held since January 2009. Prior to this appointment, Mr. Mancuso served Agnico-Eagle in various capacities including Treasurer, Controller and Manager, Financial Reporting. Prior to joining Agnico- Eagle in 2002, Mr. Mancuso held positions at the Ontario Securities Commission and BDO Dunwoody LLP, a public accounting firm. Mr. Mancuso is a graduate of the University of Waterloo and is a Chartered Accountant.

        David Smith, P.Eng., 46, of Toronto, Ontario, is Vice-President, Investor Relations of Agnico-Eagle. He started work in investor relations at Agnico-Eagle in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He is a graduate of Queen's University (B.Sc.) and the University of Arizona (M.Sc.). Mr. Smith is also a Professional Engineer.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

 Compensation of Executive Officers

        The officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Daniel Racine, Senior Vice-President, Operations

  •
  Jean Robitaille, Senior Vice-President, Technical Services

  •
  Picklu Datta, Vice-President, Controller

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Paul-Henri Girard, Vice-President, Canada

  •
  Louise Grondin, Vice-President, Environment and Sustainable Development

  •
  Ingmar Haga, Vice-President, Europe

  •
  Marc Legault, Vice-President, Project Development

  •
  Claudio Mancuso, Vice-President, Treasurer

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2009 for the Named Executive Officers of Agnico-Eagle measured by total compensation earned during the fiscal years ended December 31, 2008 and 2009.

Summary Compensation Table — Agnico-Eagle Mines Limited

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(1)	Annual Incentive Plans(2)	Long-Term Incentive Plans	Pension Value		All Other Compensation(2)	Total Compensation(3)
		(C$)	(C$)	(C$)	(C$)	(C$)	(C$)		(C$)	(C$)
Sean Boyd	2009	925,000	39,000	6,147,500	1,175,000	n/a	794,877		21,264	9,102,641
Vice-Chairman and	2008	925,000	39,000	3,312,000	740,000	n/a	186,500	(4)	21,265	5,058,265
Chief Executive Officer
Eberhard Scherkus	2009	660,000	33,000	4,303,250	596,000	n/a	203,100		21,944	5,817,294
President and	2008	660,000	30,000	2,070,000	372,000	n/a	123,200	(4)	21,945	3,174,945
Chief Operating Officer
David Garofalo	2009	410,000	nil	2,459,000	314,000	n/a	89,274		23,944	3,296,218
Senior Vice-President,	2008	410,000	nil	1,242,000	167,000	n/a	77,700	(4)	23,945	1,945,595
Finance and
Chief Financial Officer
Alain Blackburn	2009	340,000	15,600	2,459,000	260,000	n/a	70,050		23,444	3,168,094
Senior Vice-President,	2008	340,000	15,500	1,242,000	135,000	n/a	67,500	(4)	22,591	1,839,891
Exploration
Daniel Racine	2009	340,000	17,000	1,844,250	175,000	n/a	57,202		24,444	2,457,896
Senior Vice President,	2008	330,000	14,500	748,100	119,000	n/a	68,850		23,192	1,303,642
Operations

(1)
The value of option-based awards, being C$24.59 (2008 — C$16.56) per option, was determined using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Key assumptions used were: (i) the exercise price which is the closing price for the common shares of the Company on the TSX on the day prior to the date of grant, which was C$62.77 (2008 — C$54.42); (ii) the risk free interest rate, which was 1.3% (2008 — 3.70%); (iii) current time to expiration of the option which was assumed to be 2.5 years; (iv) the volatility for the common shares of the Company on the TSX, which was 64% (2008 — 44.37%); and (iv) the dividend yield for the common shares of the Company, which was 0.42% (2008 — 0.22%).

(2)
Consists of premiums paid for term life insurance, automobile allowances and education and fitness benefits for the Named Executive Officers.

(3)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2009 the Noon Buying Rate was C$1.00 equals US$0.9555.

(4)
Disclosure of pension value in the summary compensation table of the 2008 Management Proxy Circular overstated the pension amounts for Messrs. Garofalo and Blackburn and understated the amounts for Messrs. Boyd and Scherkus. These amounts have been corrected.

Stock Option Plan

        Under the Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant. The value of options granted to non-executive directors participating in the Stock Option Plan is limited to C$100,000 per year.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any option expire later than five years after the option was granted).

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority including amendments of a "housekeeping" nature, amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan, any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date, the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, to extend the term of an option held by an insider, to increase any limit on grants of options to insiders of the Company, to change the participation limits in any given year for non-executive directors, to decrease the prices at which options can be exercised or to amend the amending provisions of the Stock Option Plan can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an option, such option's expiry date shall be the tenth day following the termination of such restrictions. The Stock Option Plan does not expressly entitle participants to convert an option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2009, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 9,802,565 common shares (comprised of 8,395,645 common shares relating to options issued but unexercised and 1,406,920 common shares relating to options available to be issued), being 6.26% of the Company's 156,714,381 common shares issued and outstanding as at March 22, 2010.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2009

Name	Options-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	(C$)	(C$)	(C$)
Sean Boyd	1,726,250	n/a	1,175,000
Eberhard Scherkus	510,188	n/a	596,000
David Garofalo	323,813	n/a	314,000
Alain Blackburn	323,813	n/a	260,000
Daniel Racine	748,100	n/a	175,000

        The following table sets out the outstanding option awards of the Named Executive Officers as at December 31, 2009.

Outstanding Incentive Plan Awards Table

					Share-Based Awards
						Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
					Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	(C$)		(C$)	(#)	(C$)
Sean Boyd	40,000	23.02	1/3/2011	1,356,000	nil	nil
	100,000	48.09	1/2/2012	883,000
	200,000	54.42	1/2/2013	500,000
	250,000	62.77	1/2/2014	nil
Eberhard Scherkus	75,000	48.09	1/2/2012	662,250	nil	nil
	125,000	54.42	1/2/2013	312,500
	175,000	62.77	1/2/2014	nil
David Garofalo	50,000	48.09	1/2/2012	441,500	nil	nil
	75,000	54.42	1/2/2013	187,500
	100,000	62.77	1/2/2014	nil
Alain Blackburn	22,500	48.09	1/2/2012	198,675	nil	nil
	75,000	54.42	1/2/2013	187,500
	100,000	62.77	1/2/2014	nil
Daniel Racine	3,000	15.96	10/26/10	122,882	nil	nil
	30,000	23.02	1/3/2011	1,017,000
	40,000	48.09	1/2/2012	353,200
	35,000	39.18	5/8/2012	620,900
	50,000	54.42	1/2/2013	125,000
	10,000	66.74	6/26/2013	nil
	75,000	62.77	1/2/2014	nil

(1)
Based on a closing price of the Company's shares on the TSX of C$56.92 on December 31, 2009. On December 31, 2009 the Noon Buying Rate was C$1.00 equals US$0.9555.

        The following table shows, as at December 31, 2009, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options		Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	5,707,940	C$	53.85	4,155,750
Equity compensation plans not approved by shareholders	Nil		Nil	Nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. In 2009, the Employee Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues common shares which have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 common shares. Of the 5,000,000 common shares approved, Agnico-Eagle has, as of March 22, 2010, reserved 2,740,504 common shares for issuance under the Employee Share Purchase Plan.

Pension Plan Benefits

        Two individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's basic defined contribution pension plan (the "Basic Plan"). The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd and Mr. Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement and with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and Mr. Scherkus and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plans Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End
	(#)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Sean Boyd	24	663,331	924,991	2,979,205	794,877	212,389	3,986,471
Eberhard Scherkus	24	325,235	361,881	2,616,889	203,010	283,551	3,103,450

(1)
As at December 31, 2009

        The Basic Plan provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes 15% of the pensionable earnings (including salary and short-term bonus) of each designated executive (at the level of Vice-President or above) to the Basic Plan. Previously, 5% was contributed under the Basic Plan, with the balance contributed under the Supplemental Plan (discussed below) to reach 15%. Currently, 15% is contributed under the Basic Plan, up to the maximum governmental allowance, and the balance required to reach 15% of pensionable earnings is contributed under the Supplemental Plan. The Company's contributions, together with the participant's contributions, cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of the participant's employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted the Supplemental Defined Contribution Plan (the "Supplemental Plan") for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's pensionable earnings for the year (including salary and short-term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) a lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The following tables set forth summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2009.

Defined Contributions Table — Basic Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	(C$)	(C$)	(C$)	(C$)
Sean Boyd	272,813	nil	72,664	345,477
Eberhard Scherkus	294,606	nil	28,652	323,258
David Garofalo	147,933	nil	51,958	199,891
Alain Blackburn	160,142	nil	72,141	232,283
Daniel Racine	121,142	nil	24,355	145,497

Defined Contributions Table — Supplemental Plan

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	(C$)	(C$)	(C$)	(C$)
Sean Boyd(1)	nil	nil	nil	nil
Eberhard Scherkus(1)	nil	nil	nil	nil
David Garofalo	65,550	89,274	nil	154,824
Alain Blackburn	50,250	70,050	nil	120,300
Daniel Racine	47,850	57,202	nil	105,052

(1)
Messrs. Boyd and Scherkus do not participate in the Supplemental Plan.

        In 2008 the Compensation Committee retained Mercer (Canada) Limited to provide consulting services on the Company's executive and director compensation and to provide support for the implementation of (i) the Supplemental Plan and (ii) Agnico-Eagle's restricted share unit program for Agnico-Eagle's staff worldwide.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all of its executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years but not including options) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2009, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows: Mr. Boyd — C$4,814,410; Mr. Scherkus — C$2,969,860; Mr. Garofalo — C$1,957,610; Mr. Blackburn — C$1,627,360; and Mr. Racine — C$1,471,735.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, and Mr. Garofalo, who is a director and the Senior Vice-President, Finance and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The tables below summarize the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2009.

Compensation during the period between January 1, 2009 and June 30, 2009(1)
Annual Board retainer (base)	C$55,000
Additional Annual retainer for Chairman of the Board	C$70,000
Additional Annual retainer for Chairman of the Audit Committee	C$25,000
Additional Annual retainer for Chairpersons of other Board Committees	C$10,000
Board/Committee meeting attendance fee	C$1,500
(C$2,500 maximum per day, if more than one meeting)

(1)
Retainers prorated for six months.

        Director compensation was reviewed and adjusted in July 2009 as set out in the table below.

Compensation during the period between July 1, 2009 and December 31, 2009(1)
Annual Board retainer (base)	C$115,000
Additional Annual retainer for Chairman of the Board	C$125,000
Additional Annual retainer for Chairman of the Audit Committee	C$25,000
Additional Annual retainer for Chairpersons of other Board Committees	C$10,000
Meeting attendance fees were eliminated

(1)
Retainers prorated for six months.

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in common shares of Agnico-Eagle. Directors have a period of three years to achieve this ownership level through open market purchases. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director and are subject to an annual limit of the lesser of: (a) 1% of the common shares outstanding at any point in time; and (b) an annual equity award value per director of C$100,000.

        The table below sets out the number and the value of common shares held by each director of the Company as of March 22, 2010 based on the closing price of the common shares of C$58.50 on the TSX on such day.

	Aggregate common shares owned by directors and aggregate value thereof as of March 22, 2010
Name	Aggregate Common Shares	Aggregate Value of Common Shares (C$)
Leanne M. Baker	4,000	234,000
Douglas R. Beaumont	14,167	828,770
Sean Boyd	100,820	5,897,970
Clifford J. Davis	2,900	169,650
David Garofalo	26,191	1,532,174
Bernard Kraft	12,656	740,376
Mel Leiderman	4,000	234,000
James D. Nasso	18,189	1,064,057
John Merfyn Roberts	5,500	321,750
Eberhard Scherkus	59,743	3,494,966
Howard Stockford	5,568	325,728
Pertti Voutilainen	11,500	672,750

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, for the Company's most recently completed financial year.

Director Compensation and Table

Name	Fees Earned	Share-Based Awards	Option-Based Awards(1)(2)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(3)
	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)	(C$)
Leanne M. Baker	113,500	n/a	98,360	n/a	n/a	n/a	211,860
Douglas R. Beaumont	114,500	n/a	98,360	n/a	n/a	n/a	212,860
Clifford J. Davis	104,500	n/a	98,360	n/a	n/a	n/a	202,860
Bernard Kraft	103,500	n/a	98,360	n/a	n/a	n/a	201,860
Mel Leiderman	125,000	n/a	98,360	n/a	n/a	n/a	223,360
James D. Nasso	202,000	n/a	98,360	n/a	n/a	n/a	300,360
John Merfyn Roberts	103,500	n/a	98,360	n/a	n/a	n/a	201,860
Howard Stockford	114,500	n/a	98,360	n/a	n/a	n/a	212,860
Pertti Voutilainen	103,500	n/a	98,360	n/a	n/a	n/a	201,860

(1)
For a discussion of the key assumptions underlying the value of the option-based awards see Note 1 to the "Summary Compensation Table".

(2)
Option-based awards given to non-executive directors will be limited to the lesser of: (a) 1% of the outstanding shares at any given point in time; and (b) an annual equity award value of C$100,000.

(3)
Presented in Canadian dollars. On December 31, 2009 the Noon Buying Rate was C$1.00 equals US$0.9555.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2009

Name	Options-Based Awards — Value Vested During the Year		Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	(C$)		(C$)	(C$)
Leanne M. Baker	60,688	(1)	n/a	n/a
Douglas R. Beaumont	378,988		n/a	n/a
Clifford J. Davis	53,208		n/a	n/a
Bernard Kraft	378,988		n/a	n/a
Mel Leiderman	157,013		n/a	n/a
James D. Nasso	377,794		n/a	n/a
John Merfyn Roberts	53,208		n/a	n/a
Howard Stockford	157,013		n/a	n/a
Pertti Voutilainen	157,013		n/a	n/a

(1)
Value of Dr. Baker's awards are in United States dollars.

        The following table sets out the outstanding option awards of the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, as at December 31, 2009.

Outstanding Incentive Plan Awards Table

							Share-Based Awards
								Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
							Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	(C$)			(C$)		(#)	(C$)
Leanne M. Baker	25,000	41.24	(2)	1/2/2012	319,000	(2)	nil	nil
	35,000	54.63	(2)	1/2/2013	nil
	4,000	51.33	(2)	1/2/2014	10,680	(2)
Douglas R. Beaumont	7,000	10.40		1/5/2010	325,640		nil	nil
	7,500	23.02		1/3/2011	254,250
	25,000	48.09		1/2/2012	220,750
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
Clifford J. Davis	7,200	33.26		11/3/2013	170,352		nil	nil
	4,000	62.77		1/2/2014	nil
Bernard Kraft	7,500	10.40		1/5/2010	348,900		nil	nil
	6,250	48.09		1/2/2012	55,188
	17,500	54.42		1/2/2013	43,750
	4,000	62.77		1/2/2014	nil
Mel Leiderman	8,000	48.09		1/2/2012	70,640		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
James D. Nasso	1,875	23.02		1/3/2011	63,563		nil	nil
	25,000	48.09		1/2/2012	220,750
	65,000	54.42		1/2/2013	162,500
	4,000	62.77		1/2/2014	nil
John Merfyn Roberts	7,200	33.26		11/3/2013	170,352		nil	nil
	4,000	62.77		1/2/2014	nil
Howard Stockford	17,500	48.09		1/2/2012	154,525		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil
Pertti Voutilainen	25,000	48.09		1/2/2012	220,750		nil	nil
	35,000	54.42		1/2/2013	87,500
	4,000	62.77		1/2/2014	nil

(1)
Based on a closing price of the Company's shares on the TSX of C$56.92 on December 31, 2009.

(2)
Value is United States dollars and based on a closing price of the Company's shares on the New York Stock Exchange ("NYSE") of US$54.00 on December 31, 2009.

        In 2009, shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to prohibit participation by non-executive directors, formalizing a practice that had been adopted in April 2008 at the time of certain undertakings given to RiskMetrics Group. During the year ended December 31, 2009, Agnico-Eagle issued a total of 3,330 common shares to the following executive directors under its Employee Share Purchase Plan as follows:

•	Mr. Boyd	1,805
•	Mr. Scherkus	1,525

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board of Directors.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board of Directors committee meetings held in 2009.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	7 of 7	10 of 10
Douglas R. Beaumont	7 of 7	9 of 9
Sean Boyd	7 of 7	N/A
Clifford J. Davis	7 of 7	9 of 9
David Garofalo	7 of 7	N/A
Bernard Kraft	7 of 7	9 of 9
Mel Leiderman	7 of 7	10 of 10
James D. Nasso	7 of 7	13 of 13
John Merfyn Roberts	7 of 7	9 of 9
Eberhard Scherkus	7 of 7	N/A
Howard Stockford	7 of 7	9 of 9
Pertti Voutilainen	7 of 7	8 of 8

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its directors or officers. Agnico-Eagle does not make loans to its directors and officers under any circumstances.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2009 to December 31, 2010 is C$899,053. The policies provide coverage of up to C$100 million per occurrence to a maximum of C$100 million per annum. There is no deductible for directors and officers and a C$250,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Board Practices

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2009, can be found under "— Directors and Senior Management" and "— Compensation of Directors and Other Information".

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that nine of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Messrs. Boyd, Scherkus and Garofalo, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Messrs. Boyd, Scherkus and Garofalo are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees and option grants. Messrs. Boyd, Scherkus and Garofalo are considered related because they are officers of the Company. All directors, other than Messrs. Boyd, Scherkus and Garofalo, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board regularly meets independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2009, the Board met without management at each Board meeting, being seven separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Technical Services report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnico-eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is

responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 3: Compensation and Other Information — Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso and Mr. Roberts), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft while retired, remains active in the profession and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Election of Directors". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met five times in 2009.

Compensation Committee

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, option and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Davis, Mr. Leiderman and Mr. Stockford). The Compensation Committee met five times in 2009.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso, Mr. Roberts and Mr. Voutilainen). The Corporate Governance Committee met four times in 2009.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is responsible for, among other things:

  •
  monitoring and reviewing health, safety and environmental policies, principles, practices and processes;

  •
  overseeing health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to health, safety and the environment.

        The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee charter provides that a majority of the members of the Committee be unrelated and independent.

        The Health, Safety and Environment Committee is comprised of four outside directors who are unrelated to and independent from the Company (currently Mr. Stockford (Chair), Mr. Davis, Mr. Nasso and

Mr. Voutilainen) and one non-independent director (Mr. Scherkus, President and Chief Operating Officer of the Company). The Health, Safety and Environment Committee met four times in 2009.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

Employees

        As of December 31, 2009, the Company had 4,578 employees comprised of 2,781 permanent employees and 1,797 contractors of which 702 permanent employees were employed at LaRonde, 231 at Goldex, 133 at Lapa, 728 at Pinos Altos, 316 at Kittila, 19 in the Exploration group worldwide, 425 for the Meadowbank Mine with 412 at Baker Lake, 9 in Vancouver and 4 in Quebec, 139 at the regional technical office in Abitibi and 88 in Toronto. The number of permanent employees of the Company at the end of 2009, 2008 and 2007 was 2,781, 1,917 and 1,303, respectively.

Share Ownership

        As of March 22, 2010, the Named Executive Officers and directors as a group (14 persons) beneficially owned or controlled (excluding options to purchase 2,879,605 common shares, of which 1,686,845 are currently exercisable and 1,192,760 are currently unexercisable) an aggregate of 278,897 common shares or about 0.178% of the 156,714,381 issued and outstanding common shares. See also "— Compensation of Executive Officers".

Security Ownership of Directors and Executive Officers

        The following table sets forth certain information concerning the direct and beneficial ownership by each director and Named Executive Officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)		Expiry Date
Leanne M. Baker Director	4,000	65,120	6,120 4,000 35,000 20,000	US$ US$ US$ US$	54.00 51.33 54.63 41.24	1/4/2015 1/2/2014 1/2/2013 1/3/2012
Douglas R. Beaumont Director	14,167	77,620	6,120 4,000 35,000 25,000 7,500		56.92 62.77 54.42 48.09 23.02	1/4/2015 1/2/2014 1/2/2013 1/2/2012 1/3/2011
Sean Boyd Director, Vice Chairman and Chief Executive Officer	100,820	890,000	300,000 250,000 200,000 100,000 40,000		56.92 62.77 54.42 48.09 23.02	1/4/2015 1/2/2014 1/2/2013 1/2/2012 1/3/2011

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)	Expiry Date
Clifford J. Davis Director	2,900	17,320	6,120 4,000 7,200	56.92 62.77 33.26	1/4/2015 1/2/2014 11/3/2013
David Garofalo Director, Senior Vice-President, Finance and Chief Financial Officer	26,191	325,000	100,000 100,000 75,000 50,000	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/3/2012
Bernard Kraft Director	12,656	33,870	6,120 4,000 17,500 6,250	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/3/2012
Mel Leiderman Director	4,000	53,120	6,120 4,000 35,000 8,000	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/2/2012
James D. Nasso Director and Chairman of the Board	18,189	101,995	6,120 4,000 65,000 25,000 1,875	56.92 62.77 54.42 48.09 23.02	1/4/2015 1/2/2014 1/3/2013 1/2/2012 1/3/2011
J. Merfyn Roberts Director	5,500	17,320	6,120 4,000 7,200	56.92 62.77 33.26	1/4/2015 1/2/2014 11/3/2013
Eberhard Scherkus Director, President and Chief Operating Officer	59,743	550,000	175,000 175,000 125,000 75,000	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/2/2012
Howard Stockford Director	5,568	62,620	6,120 4,000 35,000 17,500	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/2/2012
Pertti Voutilainen Director	11,500	70,120	6,120 4,000 35,000 25,000	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/2/2012
Alain Blackburn Senior Vice-President, Exploration	2,834	297,500	100,000 100,000 75,000 22,500	56.92 62.77 54.42 48.09	1/4/2015 1/2/2014 1/2/2013 1/2/2012

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$, except as noted)	Expiry Date
Daniel Racine Senior Vice-President, Operations	10,829	318,000	75,000 75,000 10,000 50,000 35,000 40,000 30,000 3,000	56.92 62.77 66.74 54.42 39.18 48.09 23.02 15.96	1/4/2015 1/2/2014 6/26/2013 1/2/2013 5/8/2012 1/2/2012 1/3/2011 10/26/2010

Notes:

(1)
As of March 22, 2010. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes less than 0.178% of the issued and outstanding common shares of the Company.

(2)
As of March 22, 2010.

ITEM 7   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        To the knowledge of the directors and senior officers of the Company, as of March 22, 2010, no person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
T. Rowe Price Associates, Inc.(1)	8,496,245	5.4%
BlackRock, Inc.(2)	13,615,005	8.7%
FMR LLC(3)	11,277,742	7.2%

Notes:

(1)
Prior to filing its report with applicable securities regulators on February 12, 2010, T. Rowe Price Associates, Inc. had not previously filed a report indicating its percentage ownership of common shares of the Company.

(2)
According to reports filed with applicable securities regulators on February 9, 2009, March 10, 2009 and January 20, 2010, the percentage ownership of common shares of the Company held by BlackRock, Inc. has varied from 5.16% to 4.88% to 8.7%, respectively.

(3)
FMR LLC and FIL Limited (collectively, "Fidelity") filed a report with applicable securities regulators on February 16, 2010 stating that, while they are of the view that they are not acting as a "group" for the purposes of Section 13(d) under the Securities Exchange Act of 1934, they have filed the report on a voluntary basis as if all of the shares are beneficially owned by them on a joint basis. Previously, FMR LLC filed reports with applicable securities regulators on September 9, 2008 and February 13, 2009 stating that Fidelity had control over 10.92% and 7.63%, respectively, of the common shares of the Company.

        None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

        As of March 22, 2010, there were 3,850 holders of record of Agnico-Eagle's 156,714,381 outstanding common shares, of which 3,248 holders of record were in the United States and held 47,772,611 common shares or about 30.48% of the outstanding common shares.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

 Related Party Transactions

        The Company has not entered into any material related party transactions since January 1, 2009.

ITEM 8    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP.

        During the period under review, inflation has not had a significant impact on the Company's operations.

        The Company is not aware of any legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on the Company's financial position or profitability.

Dividend Policy

        The Company's policy is to pay annual dividends on its common shares and, on December 16, 2009, the Company announced that it had declared a dividend of C$0.18 per common share payable on March 26, 2010. In each of 2009 and 2008, the dividend paid was C$0.18 per common share, in 2007, the dividend paid was C$0.12 per common share and, in 2006, the dividend paid was C$0.03 per common share, unchanged since 2003. Although the Company expects to continue paying an annual cash dividend, future dividends will be at the discretion of the Board and will be subject to such factors as the Company's earnings, financial condition and capital requirements. The Company's Credit Facilities each contain covenants that restrict the Company's ability to declare or pay dividends if a default under a Credit Facility has occurred or would result from the declaration or payment of the dividend.

ITEM 9    THE OFFER AND LISTING

Market and Listing Details

        The Company's common shares are listed and traded in Canada on the TSX and in the United States on the New York Stock Exchange ("NYSE").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2009 and for each quarter during the two fiscal years ended December 31, 2009.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2005	23.13	13.63	366,937	19.86	10.80	774,393
2006	52.03	23.31	911,132	45.67	19.94	2,006,680
2007	55.86	35.70	913,173	59.45	33.25	2,076,082
2008	82.80	26.60	1,184,654	83.45	20.87	3,842,836
2009	77.32	50.80	979,369	74.00	42.65	4,172,474
2008
First Quarter	82.80	54.00	1,111,563	83.45	52.81	3,369,910
Second Quarter	77.11	59.16	797,764	76.17	58.49	2,438,551
Third Quarter	80.74	54.25	1,236,244	80.79	43.30	4,339,345
Fourth Quarter	63.15	26.60	1,564,915	58.41	20.87	5,201,371
2009
First Quarter	73.64	55.03	1,249,427	59.19	44.12	5,523,872
Second Quarter	73.71	50.80	944,884	63.29	42.65	3,534,497
Third Quarter	77.32	55.09	748,628	72.32	47.31	3,387,937
Fourth Quarter	76.65	55.52	926,079	74.00	51.38	4,138,909

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2009
March	73.64	57.70	1,33,473	58.89	44.66	4,975,051
April	73.71	50.80	1,165,705	58.20	42.65	3,787,256
May	69.00	51.53	690,114	62.92	43.29	3,776,486
June	68.58	56.07	709,525	63.29	48.46	3,050,748
July	64.20	55.09	549,415	59.00	47.31	2,254,729
August	65.75	58.12	499,574	61.30	52.38	2,582,746
September	77.32	61.61	1,194,628	72.32	55.82	5,341,243
October	76.65	55.52	958,654	74.00	51.38	4,329,270
November	68.16	57.49	950,184	65.12	53.12	4,233,996
December	71.50	55.60	872,913	68.43	52.30	3,870,007
2010
January	63.10	54.05	730,985	61.15	50.61	3,060,068
February	64.12	53.16	731,600	61.53	49.64	3,390,753
March (to March 22)	63.45	57.11	735,881	61.80	55.84	2,562,613

        On March 22, 2010 the closing price of the common shares was C$58.50 on the TSX and $57.49 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices for the Company's common share purchase warrants (the "Warrants") on the TSX since they began trading on April 30, 2009.

	TSX (C$)
	High	Low	Average Daily Volume
2009
April	18.00	16.50	55,531
May	27.50	17.00	12,102
June	27.00	19.00	4,349
July	25.10	18.50	18,830
August	26.00	20.25	2,598
September	34.40	22.00	12,536
October	35.01	19.00	10,814
November	29.60	21.01	3,857
December	31.23	19.90	3,992
2010
January	25.50	18.50	1,957
February	25.65	18.03	3,336
March (to March 22)	26.22	22.22	1,370

        On March 22, 2010, the closing price of the Warrants was $23.00 on the TSX. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

ITEM 10    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amendment filed as Exhibit 1.01 to this Form 20-F.

Certain Powers of Directors

        The Business Corporations Act (Ontario) (the "OBCA") requires that every director who is a party to, or who is a director or officer of, or has a material interest in, any person who is a party to, a material contract or transaction or a proposed material contract or transaction with the Company, must disclose in writing to the Company or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and must refrain from attending any part of a meeting of directors during which the contract or transaction is discussed and from voting in respect of the contract or transaction unless the contract or transaction is: (a) one relating primarily to his or her remuneration as a director of the corporation or an affiliate; (b) one for indemnity of or insurance for directors as contemplated under the OBCA; or (c) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

        The Company's by-laws provide that the Board will from time to time determine the remuneration to be paid to the directors, which will be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also, by resolution, award special remuneration to any director for undertaking any special services on the Company's behalf, other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company's shareholders is not required.

        The Company's by-laws also provide that the directors may: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (c) to the extent permitted by the OBCA, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible property of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company.

        The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Retirement of Directors

        Effective as of February 21, 2007, the Board discontinued the mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual Board, Committee and individual director evaluations, the Board approved and adopted a resignation policy primarily based on directors' performance, commitment, skills and experience. As set out in greater detail under "Item 6 Directors, Senior Management and Employees — Board Practices — Assessment of Directors", each director's performance is evaluated annually.

Directors' Share Ownership

        Directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Employee Share Purchase Plan.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition the directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials are also filed with Canadian securities regulatory authorities and furnished to the SEC. The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy at least 25% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Authorized Capital

        The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Company's common shares do not have pre-emptive rights to purchase additional shares.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008, the Board adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a news release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered.

Disclosure of Share Ownership

        The Securities Act (Ontario) currently provides that the directors and officers of an issuer and its subsidiaries and any person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (a "significant shareholder"), as well as the directors and officers of any significant shareholder, (each an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer or who enters into, materially amends or terminates an arrangement the effect of which is to alter the insider's economic interest in a security of the issuer or the insider's economic exposure to the issuer. These reports must be filed within ten days after the reportable event. Amendments to the insider reporting provisions of the Securities Act (Ontario) anticipated to be in effect on April 30, 2010 will require these reports to be filed by reporting insiders within five days after the applicable event, though will also limit persons that must file to the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, directors, any person or company responsible for a principal business unit and significant shareholders of an issuer.

        The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, offer to acquire or subscription from treasury) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing certain prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a news release and file a report each time it acquires, in the aggregate, an additional 2% or more of the outstanding securities of the same class and every time there is a change to any material fact in the news release and report previously issued and filed.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within ten days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13(d) of the Exchange Act and promptly file an amendment to such report to disclose any material change to the information reported, including any acquisition or disposition of 1% or more of the outstanding securities of the registered class.

Material Contracts

        The Company believes the following contracts constitute the only material contracts to which it is a party.

Credit Agreements

        The Company entered into the First Credit Facility on June 15, 2009 with a group of financial institutions providing for a $300 million unsecured revolving bank credit facility that replaced the Company's previous secured revolving bank credit facility. The First Credit Facility matures and all indebtedness thereunder is due and payable on January 10, 2013. The Company, with the consent of lenders representing at least 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for additional one-year terms. The First Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 2.00% to 3.00% depending on certain financial ratios and through LIBOR advances, bankers' acceptances and letters of credit, priced at the applicable rate plus a margin that ranges from 3.00% to 4.00% depending on the financial ratios. The lenders under the First Credit Facility are each paid a standby fee at a rate that ranges from 0.900% to 1.200% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the First Credit Facility are guaranteed by certain material subsidiaries of the Company (the "Guarantors" and, together with the Company, each an "Obligor").

        The Company entered into the Second Credit Facility on June 15, 2009 with a group of financial institutions providing for a $600 million unsecured revolving bank credit facility on substantially the same terms as the First Credit Facility. The Second Credit Facility matures and all indebtedness thereunder is due and payable on June 14, 2012. The Second Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 2.00% to 3.00% depending on certain financial ratios and through LIBOR advances and bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 3.00% to 4.00% depending on the financial ratios. The lenders under the Second Credit Facility are each paid a standby fee at a rate that ranges from 0.900% to 1.200% of the undrawn portion of the facility, depending on the financial ratios. Payment and performance of the Company's obligations under the Second Credit Facility are guaranteed by the Guarantors.

        The Second Credit Facility contains restrictive covenants and events of default identical to those in the First Credit Facility. The Company is also required to maintain the same financial ratios as well as the same minimum tangible net worth under both facilities. Both facilities require the Company to utilize funds available under the First Credit Facility and the Second Credit Facility on a pro rata basis (excluding funds advanced under the First Credit Facility by way of letters of credit or swing line advances) such that at any time the amount outstanding under either the First Credit Facility or Second Credit Facility, as a percentage of the aggregate amount available under such facility, does not differ by more than 10 percentage points of the amount outstanding under the other Credit Facility, as a percentage of the amount available thereunder.

        The facilities contain covenants that restrict, among other things, the ability of an Obligor to:

  •
  incur additional indebtedness;

  •
  pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's equity securities after a default or an event of default that is continuing;

  •
  make sales or other dispositions of material assets;

  •
  create liens on its existing or future assets;

  •
  enter into transactions with affiliates other than the Obligors, except on arm's length terms;

  •
  make any loans to or investments in businesses other than those related to mining or a business ancillary or complementary to mining;

  •
  amalgamate or otherwise transfer its assets; and

  •
  carry on business other than those related to mining or a business ancillary or complementary to mining.

        The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the Credit Facilities include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within five business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant;

  •
  the breach by any Obligor of any other term, covenant or other agreement that is not cured within 30 business days after written notice of the breach has been given to the Company;

  •
  a default under any other indebtedness of the Obligors if the effect of such default is to accelerate, or to permit the acceleration of, the due date of such indebtedness in an aggregate amount of $50 million or more;

  •
  a change in control of the Company which is defined to occur upon (a) the acquisition, directly or indirectly, by any means whatsoever, by any person, or group of persons acting jointly or in concert, (collectively, an "offeror") of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Company carrying in aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Company, or (b) the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the board of directors of the Company, or the election or appointment of new directors comprising one-half or more of the total number of members of the board of directors in office immediately following such election or appointment; unless, in any such case, the nomination of such directors for election or their appointment is approved by the board of directors of the Company in office immediately preceding such nomination or appointment in circumstances where such nomination or appointment is made other than as a result of a dissident public proxy solicitation, whether actual or threatened; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution or cessation of business of any Obligor.

        As at March 22, 2010 there was approximately $657.5 million in the aggregate drawn under the Credit Facilities, including $22.5 million in letters of credit.

Warrant Indenture

        The Company issued common share purchase warrants (the "Warrants") as part of a private placement on December 3, 2008. Effective April 4, 2009, the Warrants were amended and are governed by a warrant indenture (the "Indenture") between the Company and Computershare Trust Company of Canada (the "Trustee").

        Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $47.25, subject to adjustment as summarized below. The Warrants are exercisable at any time prior to 4:30 p.m. (Eastern Standard Time) on December 2, 2013, after which the Warrants will expire and become void and of no effect. Warrants may be surrendered for exercise or transfer at the principal office of the Trustee in Toronto.

        The Indenture provides for adjustment in the number of common shares issuable on the exercise of the Warrants and/or the exercise price per Warrant on the occurrence of certain events, including:

  •
  the declaration of a dividend or making of a distribution on the common shares payable in common shares or securities exchangeable for or convertible into common shares to the holders of the common shares in proportion to their respective ownership of common shares;

  •
  the subdivision, consolidation or change of the outstanding common shares into a different number of common shares;

  •
  the fixing of a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the common shares under which such holders are entitled, during a period expiring not more than 45 days after such record date, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at a conversion or exchange price per share) of less than 95% of the Current Market Price (as defined in the Indenture) on such record date; and

  •
  the fixing of a record date for the issue or distribution to all or substantially all of the holders of the common shares of securities of the Company (including rights, options or warrants to purchase any securities of the Company), evidences of the Company's indebtedness or any property or assets (including cash or shares of any other corporation but excluding any dividends paid in accordance with a dividend policy established by the board of directors of the Company) and such issue or distribution does not constitute an event listed in (a) to (c) above.

        The Indenture also provides for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) reorganization, reclassification or other change of the common shares into other securities; (ii) consolidation, amalgamation, arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the common shares or a change of the common shares into other shares); (iii) exchange of common shares for other shares or other securities or property, including cash, pursuant to the exercise of a statutory compulsory acquisition right; or (iv) sale, conveyance or transfer of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity or the completion of a take-over bid (as such term is defined under the Securities Act (Ontario)) resulting in the offeror, together with any persons acting jointly or in concert with the offeror, holding at least two-thirds of the then outstanding common shares in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

        No adjustment in the exercise price or the number of common shares purchasable on the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent or the number of common shares purchasable on exercise by at least one one-hundredth of a share; provided however, that any such adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

        The Company covenanted in the Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of any event that requires or may require an adjustment in any of the exercise rights pursuant to any of the Warrants at least ten days prior to the record date or effective date, as the case may be, of such event.

        No fractional common shares will be issuable on the exercise of any Warrants. The Company will not pay cash or other consideration to the holder of a Warrant in lieu of fractional common shares. Holders of Warrants will not have any voting rights or any other rights which a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants will have no pre-emptive rights to acquire securities of the Company.

        From time to time, the Company and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Indenture for certain purposes, including curing defects or inconsistencies or making any change that, in the opinion of the Trustee, does not prejudice the rights of the Trustee or the holders of the Warrants. Any amendment or supplement to the Indenture that prejudices the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the then outstanding Warrants (at least 50% for any amendment that would increase the exercise price per security, decrease the number of securities issuable upon the exercise of Warrants or shorten the term of the Warrants), or such lesser percentage constituting a quorum for this purpose under the Indenture, and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants represented at the meeting and voted on the poll on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

        The Warrants may not be exercised by or on behalf of a "U.S. Person" (a "U.S. Person"), as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a person in the United States or for the account or benefit of a U.S. Person or a person in the United States (each a "Restricted Person") unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Company does not intend to register the Warrants, or the common shares issuable upon exercise of the Warrants, in the United States. The Company and Trustee will not accept subscriptions for common shares pursuant to the exercise of Warrants from any holder of Warrants who does not certify that it is not a Restricted Person.

        Notwithstanding the foregoing, a Warrant may be exercised by or on behalf of Restricted Person if:

  (a)
  the Warrant is a U.S. Warrant (as defined in the Indenture) and is exercised by an Initial U.S. Holder (as defined in the Indenture);

  (b)
  the Warrant is a U.S. Warrant and the holder delivers a letter in the form of Schedule B to the Indenture to the Trustee; or

  (c)
  the holder delivers to the Trustee a written opinion of United States counsel reasonably acceptable to the Company to the effect that either the Warrants and the common shares have been registered under the U.S. Securities Act or, that upon exercise of the Warrant, the common shares may be issued to the holder without registration under the U.S. Securities Act and any applicable securities laws of any state of the United States.

        Warrants may not be transferred except under circumstances that will not result in a violation of the U.S. Securities Act, any applicable state securities laws or any applicable Canadian securities laws. Warrants may only be transferred:

  (a)
  outside the United States in accordance with Regulation S under the U.S. Securities Act; or

  (b)
  in the United States in compliance with the exemption from registration provided by Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act.

Stock Option Plan

        The Company has a stock option plan for directors, officers, employees and service providers to the Company. See "Item 6 Directors, Senior Management and Employees — Compensation of Executive Officers — Stock Option Plan". A copy of the stock option plan filed as Exhibit 4.03 to this Form 20-F.

Employee Share Purchase Plan

        The Company has an Employee Share Purchase Plan for officers and full-time employees of the Company. See "Item 6 Directors, Senior Management and Employees — Compensation of Executive Officers — Employee Share Purchase Plan". A copy of the Employee Share Purchase Plan filed as Exhibit 4.04 to this Form 20-F.

Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "— Canadian Federal Income Tax Considerations" below.

Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in the constating documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of "control" is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen or a permanent resident of Canada, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Corporate Governance

        The Company is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the CSA and the NYSE and by the SEC under its rules and those mandated by SOX. Today, the Company meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. The Company is listed on the NYSE and, although the Company is not required to comply with the vast majority of the NYSE corporate governance requirements to which the Company would be subject if the Company were a U.S. corporation, the Company's governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of any transaction or series of related transactions that results in the issuance of common shares, or securities convertible into or exercisable for common shares, that has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, is, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules.

 Canadian Federal Income Tax Considerations

        The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian federal income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

        Under the Act and the Treaty, a U.S. holder of common shares (including an individual or estate) who is entitled to full benefits under the Treaty will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities. A U.S. holder who is not entitled to full benefits under the Treaty (or to the benefits of the Dividends Article of the Treaty) will generally be subject to Canadian withholding tax at the rate of 25% on such dividends.

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company at a time that the Company's shares are listed on the TSX or the NYSE unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder and such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

United States Federal Income Tax Considerations

        The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Company, who deals at arm's length with the Company, holds the shares as a capital asset and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code") and the Treaty, is at all relevant times a U.S Stockholder (as defined below).

        As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust if either (i) such trust has validly elected to be treated as a U.S. person or (ii) is subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

        This summary is based on the Code, final and temporary Treasury Regulations promulgated thereunder, United States court decisions, published rulings and administrative positions of the U.S. Internal Revenue Service (the "IRS") interpreting the Code, and the Treaty, as applicable and, in each case, as in effect and available as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary does not describe United States federal estate and gift tax considerations, nor does it describe regional, state and local tax considerations within the United States. The following summary does not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the common shares. In particular, this summary only deals with a holder who will hold the common shares as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold common shares as a position in a "straddle", hedge, constructive sale or "conversion transaction" for U.S. tax purposes, persons who have a "functional currency" other than the U.S. dollar or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for United States federal income tax purposes.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends

        For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only a portion of the gross amount (after giving effect to the Canadian withholding tax as potentially reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

        In the case of certain non-corporate U.S. Stockholders including individuals and certain estates and trusts, gains recognized prior to 2011 from the sale of a capital asset held for longer than 12 months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2011 to certain non-corporate U.S. Stockholders, including individuals and certain estates and trusts, generally are also subject to the 15% maximum rate. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

        For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollars at the exchange rate in effect on the date the dividend is properly included in income, whether or not the Canadian dollars are converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of the Canadian dollars will generally be United States source ordinary income or loss.

        The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit. U.S. Stockholders that do not elect to claim foreign tax credit for a taxable year, may be eligible to deduct such withholding tax imposed by Canada.

Capital Gains

        Subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations", gain or loss recognized by a U.S. Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition.

        Gain on the sale of common shares held for more than one year by certain non-corporate U.S. Stockholders, including individuals and certain estates and trusts, will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

        Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common shares will generally be sourced in the United States.

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company (a "PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case.

        If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be subject to special rules including interest charges.

        If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would generally be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

        A U.S. Stockholder who makes a QEF Election would generally be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, even if no dividend distributions were received.

        If for any year the Company determines that it is properly classified as a PFIC, it will comply with all reporting requirements necessary for a U.S. Stockholder to make a QEF Election and will, promptly following the end of such year and each year thereafter for which the Company is properly classified as a PFIC, provide to U.S. Stockholders the information required by the QEF Election.

        Under current U.S. law, if the Company is a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company, any gain realized on a disposition of common shares and certain other information.

Information Reporting; Backup Withholding Tax

        Dividends on and proceeds arising from a sale of common shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a U.S. Stockholder fails to furnish the U.S. Stockholder's correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the U.S. Stockholder furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the U.S. Stockholder has previously failed to properly report items subject to backup withholding tax, or (d) the U.S. Stockholder fails to certify, under penalty of perjury, that the U.S. Stockholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Stockholder that it is subject to backup withholding tax. However, U.S. Stockholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Amounts withheld as backup withholding may be credited against a U.S. Stockholder's United States federal income tax liability, and a U.S. Stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Audit Fees

        Fees paid to Ernst & Young LLP for 2009 and 2008 are set out below.

	Year ended December 31, 2009 (C$ thousands)	Year ended December 31, 2008 (C$ thousands)
Audit fees	1,735	1,815
Audit-related fees	18	35
Tax consulting fees	233	721
All other fees	64	70

Total	2,050	2,641

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus-related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2009. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, the review of documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of SOX.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Documents on Display

        The Company's filings with the SEC, including exhibits and schedules filed with this Form 20-F, may be reviewed and copied at prescribed rates at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Agnico-Eagle began to file electronically with the SEC in August 2002.

        Any reports, statements or other information that the Company files with the SEC may be read at the addresses indicated above and may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        The Company also files reports, statements and other information with the CSA and these can be accessed electronically at the CSA's System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

        The Company's filings with the SEC and CSA may also be accessed electronically from the Company's website at www.agnico eagle.com.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar and Euro/US dollar exchange rates. For the purpose of the sensitivities set out in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $950 per ounce;

  •
  Silver — $14.00 per ounce;

  •
  Zinc — $1,800 per tonne;

  •
  Copper — $6,100 per tonne; and

  •
  Canadian dollar/US dollar — C$1.10 per $1.00.

  •
  Euro/US dollar — $1.40 per €1.00.

        Changes in the market price of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the exchange rates are due to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2009, the ranges of metal prices and exchange rates were:

  •
  Gold: $810 — $1,212 per ounce averaging $972 per ounce;

  •
  Silver: $10.51 — $19.18 per ounce averaging $14.67 per ounce;

  •
  Zinc: $1,059 — $2,570 per tonne averaging $1,660 per tonne;

  •
  Copper: $3,050 — $7,372 per tonne averaging $5,162 per tonne;

  •
  Canadian dollar/US dollar: C$1.02 — C$1.3065 per $1.00 averaging C$1.1415 per $1.00; and

  •
  Euro/US dollar: €0.6603 — €0.8028 per $1.00 averaging €0.7171 per $1.00.

        The following table sets out the estimated impact on 2010 total cash costs per ounce of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2009 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2010.

Changes in variable	Impact on total cash costs per ounce
Canadian dollar/US dollar	$37
Euro/US dollar	$7
Zinc	$6
Silver	$7
Copper	$2

        In order to mitigate the impact of fluctuating precious and base metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold and silver production. However, the policy does allow the Company to use other hedging strategies where appropriate to ensure an adequate return on new projects. Agnico-Eagle occasionally buys put options and forward contracts to protect minimum base metal prices while maintaining full participation to gold and silver price increases. In 2009, the Risk Management Committee approved the strategy of using short-term call options in an attempt to enhance the realized base metal prices. During 2009, six call options were written of which two expired out of the money and the net premium loss amounted to $0.7 million. The Company will continue to monitor the market and pricing to determine appropriate months to carry on with the strategy. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. From time to time the Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company's foreign currency derivative strategy consisted of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars to Canadian dollars. All of these derivative transactions expired prior to the year end such that no derivatives were outstanding on December 31, 2009. Throughout 2009, the Company's foreign currency derivative strategy generated $4.5 million in call option premiums.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to the drawdown on the Credit Facilities and its investment portfolio. Drawdowns on the Credit Facilities are used, primarily, to fund a portion of the capital expenditures related to the Company's development projects. As of December 31, 2009, the Company had drawn down $715 million on the Credit Facilities. In addition, the Company usually invests its cash in investments with short maturities or with frequent interest reset terms with a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As of December 31, 2009, short-term investments amounted to $3.3 million.

        Amounts drawn under the Credit Facilities are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2009, there were no interest rate derivative instruments in place.

Derivatives

        The Company, from time to time, enters into derivative contracts to limit the risk associated with decreased byproduct metal prices. The contracts act as economic hedges of underlying exposures to byproduct metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital requirements.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as major stable banks. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value will affect income. For a description of the accounting treatment of derivative contracts, please see "Item 5 Operating and Financial Review and Prospects — Critical Accounting Estimates — Financial Instruments".

        In addition to writing US dollar call options with short maturities to enhance the spot transaction rate when exchanging US dollars to Canadian dollars, the Company also entered into three zero cost collar contracts in October 2008. The purpose of entering into these zero cost collar contracts was to mitigate the risks associated with fluctuating foreign exchange rates by hedging the functional-currency-equivalent cash flows associated with the Canadian dollar capital expenditures on the Meadowbank mine project. The purchase of US dollar put options was financed through selling US dollar call options at higher exercise prices such that the net premium payable to the different counterparties by the Company is nil. The hedged items represent monthly forecasted Canadian dollar cash outflows pertaining to its Canadian projects during 2009. The cash flow hedging relationship meets all requirements of ASC 815 — Derivatives and Hedging (Prior authoritative literature: FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities"), to be perfectly effective, while unrealized gains and losses are recognized within other comprehensive income. There were no outstanding zero cost collar contracts as of December 31, 2009.

        The risk hedged in 2009 was the variability in expected future cash flows arising from changes in foreign currency exchange risk below and above the levels of C$1.1546 and C$1.2095 per US$. The hedged items represented C$15 million of unhedged forecast Canadian dollar denominated cash outflows per month arising from Canadian dollar denominated capital expenditures in 2009. As of December 31, 2009, all positions had expired and the strategy resulted in an overall realized gain of C$7.4 million which was applied to reduce capital expenditures.

        Also during 2009, the Company sold call options against the shares and warrants of Goldcorp to hedge its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle. As of December 31, 2009, the Company had outstanding written call option contracts in respect of its Goldcorp warrants at a strike price of C$46 per share and a March 2010 expiration date. These call option contracts generated approximately $0.7 million in premium proceeds net of the mark-to-market adjustment during 2009 and upon expiration will be recognized in the "Interest and sundry income" line item of the Consolidated Statements of Income and Comprehensive Income.

        Since the Company's holdings of Goldcorp shares were liquidated in 2009 and only the warrants remain, the Company expects the total premiums generated by writing call options on these holdings will be significantly less in 2010 as compared to 2009.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        None/not applicable.

 PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None/not applicable.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None/not applicable.

ITEM 15    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

        The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

        The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Attestation report of the registered public accounting firm

        Please see "Item 18 Financial Statements — Report of Independent Registered Public Accounting Firm" included in the Company's Consolidated Financial Statements.

Changes in internal control over financial reporting

        Management regularly reviews its system of internal control over financial reporting and makes changes to the Company's processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

        There was no change in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that was materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 15T    CONTROLS AND PROCEDURES

        Not applicable.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that the Company shall have at least one "audit committee financial expert" (as defined in Item 16A of Form 20-F) and that Messrs. Bernie Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the Audit Committee financial experts is "independent" under applicable listing standards.

ITEM 16B    CODE OF ETHICS

        The Company has adopted a "code of ethics" (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto. The code of ethics is available on the Company's website at www.agnico-eagle.com or by request from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212).

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2009 and 2008 can be found under "Item 10 Additional Information — Audit Fees". All fees paid to Ernst & Young LLP in 2009 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2009 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None/Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None/Not applicable.

ITEM 16F    CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None/Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        See "Item 10 Additional Information — Corporate Governance" which is incorporated by reference into this Item 16G.

 PART III

ITEM 17    FINANCIAL STATEMENTS

        The Company has elected to provide financial statements and related information pursuant to Item 18.

ITEM 18    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 26, 2010, expressed an unqualified opinion thereon.

Toronto, Canada March 26, 2010	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

 MANAGEMENT CERTIFICATION

        Management of Agnico-Eagle Mines Limited (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based upon its assessment, management concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective.

        The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Toronto, Canada March 26, 2010	By:	/s/ SEAN BOYD Sean Boyd Vice Chairman and Chief Executive Officer
	By:	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with United States generally accepted accounting principles.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2010 expressed an unqualified opinion thereon.

Toronto, Canada March 26, 2010	/s/ ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants

 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars", "US$" or "$"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests of which the Company is the primary beneficiary.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are designated as held to maturity for accounting purposes and are carried at amortized cost, which approximates market value given the short-term nature of these investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

Inventories

        Inventories consist of ore stockpiles, concentrates, gold dore bars and supplies. Amounts are removed from inventory based on average cost. The current portion of stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next 12 months. Stockpiles, ore on leach pads and inventories not expected to be processed within the next 12 months are classified as long-term.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground or delivered from the open pit that is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the tonnage, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with mining operations and are allocated to each tonne of stockpiled ore. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and are generally processed within twelve months of extraction with the exception of the Goldex Mine ore stockpile. Due to the structure of the Goldex Mine ore body, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly as a result.

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine.

Concentrates and dore bars

        Concentrates and dore bar inventories consist of concentrates and dore bars for which legal title has not yet passed to custom smelters. Concentrates and dore bar inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Financial instruments

        From time to time, Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in byproduct metal prices, interest rates and foreign currency exchange rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statement of income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Revenue recognition

        Revenue is recognized when the following conditions are met:

    (a)
    persuasive evidence of an arrangement to purchase exists;

    (b)
    the price is determinable;

    (c)
    the product has been delivered; and

    (d)
    collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of Asset Retirement Obligations ("ARO") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset. AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor whereas when expected cash flows decrease the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows, and then in both cases any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico- Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in other (income) expense. Other environmental remediation costs that are not AROs as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 410-20 — Asset Retirement Obligations (Prior authoritative literature: FASB Statement No. 143) are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxation authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state, and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Employee Share Purchase Plan is described in note 7(b) to the consolidated financial statements. The Company issues new common shares to settle its obligations under both plans.

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statement of income or in the consolidated balance sheet if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted income net per share.

Net Income per share

        Basic net income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. For years in which the Convertible Debentures were outstanding, diluted net income per share was calculated on the weighted average number of common shares that would have been outstanding during such year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions were dilutive. In addition, the weighted average number of common shares used to determine diluted net income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        In Canada, Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for sustaining capital costs related to property, plant and equipment and underground mine development or reserve development.

Other Accounting Developments

Recently Adopted Accounting Pronouncements

        In June 2009, the Financial Accounting Standards Board ("FASB") issued statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("FAS 168"). FAS 168 replaces FASB Statement No. 162 and establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Under the new codification FAS 168 is referred to as the ASC 105. The adoption of this pronouncement does not have an impact on the financial statements as the ASC does not change US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place.

        In March 2008, the FASB issued ASC 815-10-15 — Derivatives and Hedging ("ASC 815") (Prior authoritative literature: FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133"). ASC 815 provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. The new guidance is effective for the Company's fiscal year beginning January 1, 2009. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 15.

        In December 2008, the FASB modified ASC 715 — Compensation – Retirement Benefits (Prior authoritative literature: FASB Staff Position No. FAS 132(R)-1, "Employers' Disclosures about Post-Retirement Benefit Plan Assets", which amends FASB Statement No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits"), to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The objective of the amendment is to require more detailed disclosures about an employer's plan assets, including the employer's investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. The amendment is effective for the Company's fiscal year beginning January 1, 2009. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 5(c).

        In May 2009, the FASB issued ASC 855-10-05 — Subsequent Events (Prior authoritative literature: FASB Statement No. 165, "Subsequent Events") to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Company adopted the disclosure requirements beginning in the interim period ended June 30, 2009.

In February 2010, the FASB issued an Accounting Standards Update ("ASU") to amend ASC 855 — Subsequent Events, which no longer requires SEC registrants to disclose the date through which management evaluated subsequent events in the financial statements. As a result of the ASU, the Company's considerations with respect to evaluating subsequent events will be consistent with those before the issuance of the subsequent events accounting guidance.

        In September 2006, the FASB issued ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" ("FAS 157")). ASC 820 defines fair value, establishes a framework for measuring fair value in US GAAP, and expands required disclosures about fair value measurements. The provisions of ASC 820 were adopted January 1, 2008. In February 2008, FASB modified ASC 820 (Prior authoritative literature: FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" that delayed the effective date of ASC 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The new provisions of ASC 820 were effective for the Company's fiscal year beginning January 1, 2009.

        Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices, where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

        The three levels of the fair value hierarchy under ASC 820 are:

  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

  Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

        The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	$160,280	$158,240	$2,040	—
Available-for-sale securities(2)(3)	111,967	101,907	10,060	—
Accounts receivable(1)	93,571	—	93,571	—
Short-term investments(1)	3,313	—	3,313	—
Fair value of defined benefit pension plan assets(4)	1,635	1,635	—	—

	$370,766	$261,782	$108,984	—

Financial liabilities:
Bank debt(5)	$716,666	$—	$716,666	—
Accounts payable and accrued liabilities(1)	136,677	—	136,677	—
Dividends Payable(1)	28,199	28,199	—	—
Derivative liabilities(3)	662	—	662	—

	$882,204	$28,199	$854,005	—

(1)
Fair value approximates the carrying amounts due to the short-term nature.

(2)
Recorded at fair value using quoted market prices.

(3)
Recorded at fair value based on broker-dealer quotations.

(4)
Assets for the defined benefit pension plan consists of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

(5)
Recorded at cost. This line item also includes accrued interest.

        Cash equivalents and short-term investments are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

        The Company's available-for-sale equity securities valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants. The fair value of these Level 2 securities are calculated based on the broker-dealer quotation multiplied by the quantity of equity warrants held by the Company.

        In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

        In December 2007, the FASB issued ASC 805 — Business Combinations (Prior authoritative literature: FASB Statement No. 141(R), "Business Combinations"). ASC 805 establishes how an entity accounts for the identifiable assets acquired, liabilities assumed, and any non-controlling interests acquired, how to account for goodwill acquired and determines what disclosures are required as part of a business combination. ASC 805 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

Recently Issued Accounting Pronouncements and Developments

        Under the SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. The Company is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial position, results of operations and disclosures.

Variable Interest Entities

        In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in variable interest entity (a "VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics:

  (i)
  The power to direct the activities of a VIE that most significantly impact the entity's economic performance; and

  (ii)
  The obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE.

        The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company's fiscal year beginning January 1, 2010. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

Fair Value Accounting

        In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to:

  (i)
  Transfers in and out of level 1 and 2 fair value measurements; and

  (ii)
  Enhanced detail in the level 3 reconciliation.

        The guidance was amended to provide clarity about:

  (i)
  The level of disaggregation required for assets and liabilities; and

  (ii)
  The disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3.

        The updated guidance is effective for the Company's fiscal year beginning January 1, 2010, with the exception of the level 3 disaggregation which is effective for the Company's fiscal year beginning January 1, 2011. The Company is evaluating the potential impact of adopting this guidance on the Company's consolidated financial position, results of operations and cash flows.

International Financial Reporting Standards

        An IFRS project group and a steering committee has been established and a high level project plan has been formulated. The implementation of IFRS will be done through three distinct phases:

  (i)
  diagnostics;

  (ii)
  detailed IFRS analysis and conversion; and

  (iii)
  implement IFRS in daily business.

        The first phase is complete and the second phase was started in 2009. A report has been finalized with the primary objective to understand, identify and assess the overall effort required by the Company to produce financial information in accordance with the IFRS. The key areas for the diagnostics work was to review the 2007 consolidated financial statements of the Company and obtain a detailed understanding of the differences between IFRS and US GAAP to be able to identify potential system and process changes required as a result of converting to IFRS.

        Based on recent announcements from the Canadian Securities Administrators and the Securities Exchange Commission, it is currently anticipated that as a Canadian issuer and existing US GAAP filer, the earliest date at which the Company will be required to adopt International Financial Reporting Standards ("IFRS") as its principal basis of accounting is for the year ending December 31, 2015. Therefore, financial statement comparative figures prepared under IFRS would be required for fiscal year 2013.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$160,280	$68,382
Short-term investments	3,313	—
Restricted cash (note 14)	—	30,999
Trade receivables (note 1)	93,571	45,640
Inventories:
Ore stockpiles	41,286	24,869
Concentrates and dore bars	31,579	5,013
Supplies	100,885	40,014
Available-for-sale securities (note 2(a))	111,967	70,383
Other current assets (note 2(a))	61,159	65,994

Total current assets	604,040	351,294
Other assets (note 2(b))	33,641	8,383
Future income and mining tax assets (note 8)	27,878	21,647
Property, plant and mine development, net (note 3)	3,581,798	2,997,500

	$4,247,357	$3,378,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 10)	$155,432	$139,795
Dividends payable	28,199	28,304
Income taxes payable	4,501	4,814
Interest payable	1,666	146
Fair value of derivative financial instruments (note 15)	662	12,823

Total current liabilities	190,460	185,882

Bank debt (note 4)	715,000	200,000

Reclamation provision and other liabilities (note 5)	96,255	71,770

Future income and mining tax liabilities (note 8)	493,881	403,416

SHAREHOLDERS' EQUITY
Common Shares (note 6(a))	2,378,759	2,299,747
Stock options (note 7(a))	65,771	41,052
Warrants (note 6(c))	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	216,158	157,541
Accumulated other comprehensive income (loss) (note 6(e))	51,049	(20,608)

Total shareholders' equity	2,751,761	2,517,756

	$4,247,357	$3,378,824

Contingencies and commitments (notes 5, 12 and 13(b))

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars, except per share amounts, US GAAP basis)

	Years ended December 31,
	2009	2008	2007
REVENUES
Revenues from mining operations (note 1)	$613,762	$368,938	$432,205
Interest and sundry income	16,172	11,721	25,142
Gain on sale of available-for-sale securities (note 2(a))	10,142	25,626	4,088

	640,076	406,285	461,435
COSTS AND EXPENSES
Production	306,318	186,862	166,104
Exploration and corporate development	36,279	34,704	25,507
Amortization of plant and mine development	72,461	36,133	27,757
General and administrative	63,687	47,187	38,167
Write-down of available-for-sale securities	—	74,812	—
Loss on derivative financial instruments	—	—	5,829
Provincial capital tax	5,014	5,332	3,202
Interest (note 4)	8,448	2,952	3,294
Foreign currency translation (gain) loss	39,831	(77,688)	32,297

Income before income, mining and federal capital taxes	108,038	95,991	159,278
Income and mining tax (note 8)	21,500	22,824	19,933

Net income for the year	$86,538	$73,167	$139,345

Net income per share — basic (note 6(f))	$0.55	$0.51	$1.05

Net income per share — diluted (note 6(f))	$0.55	$0.50	$1.04

Comprehensive income:
Net income for the year	$86,538	$73,167	$139,345

Other comprehensive income (loss):
Unrealized gain (loss) on hedging activities	16,287	(8,888)	—
Unrealized gain (loss) on available-for-sale securities	76,037	(911)	(5,436)
Adjustments for derivative instruments maturing during the year	(7,399)	—	1,653
Adjustments for realized loss (gain) on available-for-sale securities due to dispositions and write-downs during the year	(10,142)	8,997	(1,918)
Change in unrealized gain (loss) on pension liability (note 5(c))	(727)	1,822	(16)
Tax effect of other comprehensive income items	(2,399)	2,084	4

Other comprehensive income (loss) for the year	71,657	3,104	(5,713)

Comprehensive income for the year	$158,195	$76,271	$133,632

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants
Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)
Shares issued under Employee Stock Option Plan (note 7(a))	536,116	10,232	—	—	—	—	—
Stock options	—	—	17,689	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	167,378	7,100	—	—	—	—	—
Shares issued for purchase of Cumberland Resources Ltd. (note 9)	13,768,510	536,556	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	32,550	812	—	—	—	—	—
Shares issued on exercise of warrants	6,873,190	146,313	—	(15,723)	38	—	—
Net income for the year	—	—	—	—	—	139,345	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(25,633)	—
Future tax asset adjustment upon the adoption of FIN 48 (note 8)	—	—	—	—	—	(4,487)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(5,713)

Balance December 31, 2007	142,403,379	1,931,667	23,573	—	15,166	112,240	(23,712)

Shares issued under Employee Stock Option Plan (note 7(a))	1,340,484	41,392	—	—	—	—	—
Stock options	—	—	17,479	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	154,998	9,545	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	779,250	22,042	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	30,807	2,210	—	—	—	—	—
Shares issued under public offering (note 6(d))	900,000	34,200	—	—	—	—	—
Shares issued under private placement of units (note 6(c))	9,200,000	258,691	—	24,858	—	—	—
Net income for the year	—	—	—	—	—	73,167	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,866)	—
Other comprehensive income for the year	—	—	—	—	—	—	3,104

Balance December 31, 2008	154,808,918	2,299,747	41,052	24,858	15,166	157,541	(20,608)

Shares issued under Employee Stock Option Plan (note 7(a))	1,238,000	48,313	—	—	—	—	—
Stock options	—	—	24,719	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	196,649	11,290	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	358,900	19,153	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	18,764	912	—	—	—	—	—
Shares issued for purchase of mining property (note 6(c))	33,825	894	—	—	—	—	—
Net income for the year	—	—	—	—	—	86,538	—
Dividends declared ($0.18 per share) (note 6(a))	—	—	—	—	—	(27,921)	—
Other comprehensive income for the year	—	—	—	—	—	—	71,657
Restricted share unit plan (note 7(c))	(29,882)	(1,550)	—	—	—	—	—

Balance December 31, 2009	156,625,174	$2,378,759	$65,771	$24,858	$15,166	$216,158	$51,049

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2009	2008	2007
Operating activities
Net income for the year	$86,538	$73,167	$139,345
Add (deduct) items not affecting cash:
Amortization of plant and mine development	72,461	36,133	27,757
Future income and mining taxes	20,309	16,681	16,380
Loss (gain) on sale of securities, net	(20,677)	49,186	(4,088)
Stock-based compensation	28,753	16,061	12,155
Foreign currency translation loss (gain)	39,831	(77,688)	32,297
Other	5,321	4,642	14,921
Changes in non-cash working capital balances
Trade receivables	(47,930)	33,779	5,568
Income taxes (payable)/recoverable	(313)	4,814	(14,231)
Inventories	(90,772)	(45,904)	(1,187)
Other current assets	4,834	(24,334)	(39,055)
Accounts payable and accrued liabilities	28,552	34,492	55,661
Prepaid royalty	(13,321)	—	—
Interest payable	1,520	146	—

Cash provided by operating activities	115,106	121,175	245,523

Investing activities
Additions to property, plant and mine development	(657,175)	(908,853)	(523,793)
Purchase of gold derivatives (note 9)	—	—	(15,875)
Cash acquired on acquisition of Cumberland Resources Ltd. net of transaction costs (note 9)	—	—	84,207
Recoverable value-added tax on acquisition of Pinos Altos property	—	—	9,750
Sale (purchase) of Stornoway Diamond Corporation debentures	—	10,720	(8,519)
Decrease (increase) in short-term investments	(3,313)	78,770	91,272
Net proceeds on available-for-sale securities	48,258	43,583	5,393
Purchase of available-for-sale securities	(6,380)	(113,225)	(13,079)
Decrease (increase) in restricted cash	30,999	(28,544)	(2,455)

Cash used in investing activities	(587,611)	(917,549)	(373,099)

Financing activities
Dividends paid	(27,132)	(23,779)	(13,406)
Repayment of capital lease obligations	(13,177)	(16,178)	(3,418)
Sale-leaseback financing	21,389	—	—
Proceeds from bank debt	625,000	300,000	—
Repayment of bank debt	(110,000)	(100,000)	—
Credit facility financing costs	(4,784)	(3,094)	—
Common shares issued	68,522	376,265	144,138
Warrants issued	—	24,858	—

Cash provided by financing activities	559,818	558,072	127,314

Effect of exchange rate changes on cash and cash equivalents	4,585	(8,110)	26,481

Net increase (decrease) in cash and cash equivalents during the year	91,898	(246,412)	26,219
Cash and cash equivalents, beginning of year	68,382	314,794	288,575

Cash and cash equivalents, end of year	$160,280	$68,382	$314,794

Supplemental cash flow information:
Interest paid during the year	$17,189	$6,345	$2,406

Income, mining and capital taxes paid during the year	$8,792	$3,802	$22,138

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

1.     TRADE RECEIVABLES AND REVENUES FROM MINING OPERATIONS

  Agnico-Eagle is a gold mining company with operations in Canada, Finland, Mexico and an advanced-stage construction project in northern Canada. The Company earns a significant proportion of its sales revenues from the production and sale of gold in both dore bars and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals. The revenue from byproduct metals are mainly generated by production at the LaRonde Mine in Canada (silver, zinc, copper and lead) and the Pinos Altos Mine in Mexico (silver).

  Sales revenues are generated from operations in Canada, Finland, and Mexico. The cash flow and profitability of the Company's operations are significantly affected by the market price of gold, and to a lesser extent, silver, zinc, copper, and lead. The prices of these metals can fluctuate widely and are affected by numerous factors beyond the Company's control.

  As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

  Trade receivables are recognized once the transfer of ownership for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of bullion or concentrates to third parties prior to the satisfaction in full of payment obligations of the third parties.

	2009	2008
Bullion awaiting settlement	$3,488	$—
Concentrates awaiting settlement	90,083	45,640

	$93,571	$45,640

	2009	2008	2007
Revenues from mining operations (thousands):
Gold	$474,875	$227,576	$171,537
Silver	59,155	59,398	70,028
Zinc	57,034	54,364	156,340
Copper	22,571	27,600	34,300
Lead	127	—	—

	$613,762	$368,938	$432,205

  In 2009, precious metals accounted for 87% of Agnico-Eagle's revenues from mining operations (2008 — 78%; 2007 — 56%). The remaining revenues from mining operations consisted of net byproduct metals revenues. In 2009, these net byproduct revenues as a percentage of total revenues from mining operations were 9% from zinc (2008 — 15%; 2007 — 36%) and 4% from copper (2008 — 7%; 2007 — 8%).

2.     OTHER ASSETS

  (a)
  Other current assets

	2009	2008
Federal, provincial and other sales taxes receivable	$37,847	$52,669
Interest receivable	163	154
Prepaid expenses	4,797	3,880
Employee loans receivable	3,640	2,530
Government refundables for local community improvements	1,764	572
Prepaid royalty	5,377	—
Other	7,571	6,189

	$61,159	$65,994

    In 2009, the Company realized $41.0 million (2008 — $40.5 million; 2007 — $5.4 million) in proceeds and recorded a gain of $10.1 million (2008 — $25.6 million; 2007 — $4.1 million) in the consolidated statements of income on the sale of available-for-sale

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

2.     OTHER ASSETS (Continued)

    securities. Available-for-sale securities consist of equity securities whose cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value determined as follows:

	2009	2008
Cost	$44,470	$68,691
Unrealized gains	67,508	1,692
Unrealized losses	(11)	—

Estimated fair value of available-for-sale securities	$111,967	$70,383

  (b)
  Other assets

	2009	2008
Deferred financing costs, less accumulated amortization of $2,732 (2008 — $1,192)	$7,516	$5,126
Non-current ore in stockpile(i)	11,684	—
Prepaid royalty(ii)	13,321	—
Finnish government grants	—	2,981
Other	1,120	276

	$33,641	$8,383

    (i)
    Due to the structure of the Goldex Mine ore body, a significant amount of drilling and blasting is incurred in the early years of its mine life resulting in a long-term stockpile.

    (ii)
    The prepaid royalty relates to the Pinos Altos Mine in Mexico.

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2009			2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$1,221,646	$27,865	$1,193,781	$1,192,079	$24,469	$1,167,610
Plant and equipment	1,389,081	197,794	1,191,287	541,081	135,794	405,287
Mine development costs	445,628	111,674	333,954	288,923	94,465	194,458
Construction in progress:
Goldex Mine	—	—	—	—	—	—
LaRonde Mine extension	121,102	—	121,102	83,340	—	83,340
Pinos Altos Mine	—	—	—	212,751	—	212,751
Meadowbank Mine	741,674	—	741,674	479,392	—	479,392
Kittila Mine	—	—	—	302,954	—	302,954
Lapa Mine	—	—	—	151,708	—	151,708

	$3,919,131	$337,333	$3,581,798	$3,252,228	$254,728	$2,997,500

  Geographic Information

	Net Book Value 2009	Net Book Value 2008
Canada	$2,592,704	$2,217,634
Europe	568,620	494,574
Latin America	418,214	283,032
U.S.A	2,260	2,260

Total	$3,581,798	$2,997,500

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

3.     PROPERTY, PLANT AND MINE DEVELOPMENT (Continued)

  In 2009, Agnico-Eagle capitalized $0.4 million of costs (2008 — $0.8 million) and recognized $0.8 million of amortization expense (2008 — $0.6 million) related to computer software. The unamortized capitalized cost for computer software at the end of 2009 was $5.2 million (2008 — $5.6 million).

  The unamortized capitalized cost for leasehold improvements at the end of 2009 was $2.5 million (2008 — $2.7 million), which is being amortized straight-line over the life of the lease plus one renewal period.

  The amortization of assets recorded under capital leases is included in the amortization of property, plant and mine-development component of the consolidated statements of income.

4.     BANK DEBT

  The Company entered into a credit agreement on January 10, 2008 with a group of financial institutions relating to a new $300 million unsecured revolving credit facility (the "First Credit Facility"); the Company's previous $300 million secured revolving credit facility was terminated. The First Credit Facility matures on January 10, 2013, however, the Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of this facility for additional one-year terms.

  On September 4, 2008, the Company entered into a further credit agreement with a separate group of financial institutions relating to an additional $300 million unsecured revolving credit facility (the "Second Credit Facility" and together with the First Credit Facility, the "Credit Facilities"). The Second Credit Facility was scheduled to mature on September 4, 2010.

  On June 15, 2009, the Company amended and restated the Credit Facilities. The amounts available under the Second Credit Facility was increased by $300 million to $600 million and the maturity date extended to June 2012.

  Payment and performance of the Company's obligations under each of the Credit Facilities are guaranteed by certain material subsidiaries of the Company. The restrictive covenants and events of default under each of the Credit Facilities are identical. Each of the Credit Facilities contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. In addition, each of the Credit Facilities requires the Company to utilize funds available under the Credit Facilities on a pro rata basis, subject to a permitted utilization differential threshold and exclusion of advances under the First Credit Facility that are letters of credit or swing line advances. At December 31, 2009, the Credit Facilities were drawn down by $715 million (2008 — $200 million). These drawdowns, together with outstanding letters of credit under the First Credit Facility, decrease the amounts available under the Credit Facilities such that $162.5 million was available for future drawdowns at December 31, 2009.

  In addition, on June 2, 2009, Agnico-Eagle executed an unsecured C$95 million financial security issuance agreement with Export Development Canada. This agreement matures June 2014 and will be used to provide letters of credit for environmental obligations or in relation to license or permit bonds relating to the Meadowbank Mine. As at December 31, 2009, outstanding letters of credit drawn against this agreement totalled C$60.4 million.

  For the year ended December 31, 2009, interest expense was $8.4 million (2008 — $3.0 million; 2007 — $3.3 million) and total cash interest payments were $17.2 million (2008 — $6.3 million; 2007 — $2.4 million). In 2009, cash interest on the Credit Facilities was $14.0 million (2008 — $4.6 million; 2007 — nil) and cash standby fees on the Credit Facilities were $2.4 million (2008 — $1.2 million; 2007 — $2.3 million). In 2009, $15.5 million (2008 — $4.6 million; 2007 — nil) of the interest expense was capitalized to construction in progress. The Company's weighted average interest rate on all of its bank debt as at December 31, 2009 was 3.18% (2008 — 3.77%; 2007 — n/a).

  Subsequent to year-end, on March 19, 2010 the Company announced it had received non-binding commitments from institutional investors in the United States and Canada to purchase in a private placement $600 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "Notes"). The Notes are expected to have a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of Notes will be used to repay amounts under the credit facilities. Closing of the transaction is expected to occur in April 2010.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

  Reclamation provision and other liabilities consist of the following:

	2009	2008
Reclamation and closure costs (note 5(a))	$62,847	$52,125
Long-term portion of capital lease obligations (note 13a)	21,981	12,079
Pension benefits (note 5(c))	8,109	5,153
Goldex Mine government grant and other (note 5(b))	3,318	2,413

	$96,255	$71,770

  (a)
  Reclamation and closure costs

    Reclamation estimates are based on current legislation, third party estimates and feasibility study calculations. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs has been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

    The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2009	2008
Asset retirement obligations, beginning of year	$52,125	$44,690
Current year additions and changes in estimate	—	13,698
Current year accretion	2,916	1,363
Foreign exchange revaluation	7,806	(7,626)

Asset retirement obligations, end of year	$62,847	$52,125

  (b)
  Goldex Mine grant

    The Company has received funds (the "Grant") from the Quebec government in respect of the construction of the Goldex Mine. The Company has agreed to repay a portion of the Grant to the Quebec government, to a maximum amount of 50% of the Grant. The repayment amount is calculated and paid annually for fiscal years 2010, 2011 and 2012 if the agreed criteria are met. For each of these three years, if the yearly average gold price is higher than $620 per ounce, 50% of one third of the grant must be repaid. The Company believes the gold price will be higher than $620 per ounce during the years 2010, 2011 and 2012 and that the criteria for recognition of a loss contingency accrual in accordance with FASB ASC 450 — Contingencies (Prior authoritative literature: FASB Statement No. 5, "Accounting for Contingencies") have been met.

  (c)
  Pension benefits

    Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees (the "Employees Plan") was converted to a defined contribution plan. Employees who retired prior to that date remained in the Employees Plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers (the "Executives Plan"). The funded status of the Executives Plan is based on actuarial valuations as of July 1, 2008 and projected to December 31, 2009. The funded status of the Employees Plan in 2007 was based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2007. During 2008 however, the Employees Plan was closed as a result of annuities having been purchased for all remaining members. Recognition of the settlement has been reflected in the 2008 net periodic pensions cost.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The components of Agnico-Eagle's net pension plan expense are as follows:

	2009	2008	2007
Service cost — benefits earned during the year	$509	$452	$429
Interest cost on projected benefit obligation	448	550	466
Amortization of net transition asset, past service liability and net experience gains	148	(11)	(25)
Prior service cost	23	24	24
Recognized net actuarial loss	(142)	—	—
Gain due to settlement	—	760	—
Return on plan assets	—	(156)	(171)

Net pension plan expense	$986	$1,619	$723

    Assets for the Executives Plan consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2009 was $6.4 million (2008 — $4.5 million). At the end of 2009, the remaining unamortized net transition obligation was $0.8 million (2008 — $0.8 million) for the Executives Plan and the net transition asset was nil (2008 — $0.1 million) for the Employees Plan.

    The following table provides the net amounts recognized in the consolidated balance sheets as at December 31:

	2009		2008
	Employees Plan	Executives Plan	Employees Plan	Executives Plan
Liability (asset)	$—	$—	$(110)	$—
Accrued employee benefit liability	—	6,036	—	4,895
Accumulated other comprehensive income (loss):
Initial transition obligation	—	809	—	830
Past service liability	—	122	—	126
Net experience (gains) losses	—	(604)	—	(1,356)

Net liability (asset)	$—	$6,363	$(110)	$4,495

    The following table provides the components of the expected recognition in 2010 of amounts in accumulated other comprehensive income (loss):

Executives Plan
Transition obligation	$161
Past service cost or credit	25

$186

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    The funded status of the Employees Plan and the Executives Plan for 2009 and 2008 is as follows:

	2009		2008
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$110	$1,142	$2,487	$1,226
Agnico-Eagle's contribution	—	598	—	349
Actual return on plan assets	—	—	96	—
Benefit payments	—	(299)	(178)	(174)
Other	(117)	—	—	—
Divestitures	—	—	(2,096)	—
Effect of exchange rate changes	7	194	(199)	(259)

Fair value of plan assets, end of year	$—	$1,635	$110	$1,142

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$—	$5,637	$2,252	$8,012
Service costs	—	509	—	452
Interest costs	—	448	110	440
Actuarial losses (gains)	—	734	78	(1,561)
Benefit payments	—	(401)	(178)	(284)
Settlements	—	—	(2,096)	—
Effect of exchange rate changes	—	1,071	(166)	(1,422)

Projected benefit obligation, end of year	$—	$7,998	$—	$5,637

Excess (deficiency) of plan assets over projected benefit obligation	$—	$(6,363)	$110	$(4,495)

Comprised of:
Unamortized transition asset (liability)	$—	$(809)	$—	$(830)
Unamortized net experience gain (loss)	—	482	—	1,230
Accrued assets (liabilities)	—	(6,036)	110	(4,895)

	$—	$(6,363)	$110	$(4,495)

Weighted average discount rate	n.a.	7.00%	n.a.	7.00%
Weighted average expected long-term rate of return	n.a.	n.a.	n.a.	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	n.a.	5.0 (i)	n.a.	6.0 (i)

    Notes:

    (i)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    The estimated benefits to be paid from each plan in the next ten years are presented below. As the Employees Plan was settled in 2008, no benefits are payable:

Executives
2010	$112
2011	$112
2012	$371
2013	$422
2014	$422
2015 - 2019	$2,746

    In addition to the Employees Plan and the Executives Plan, the Company has two defined contribution pension plans. Under the basic plan (the "Basic Plan"), Agnico-Eagle contributes 5% of each employee's base employment compensation to a defined

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

5.     RECLAMATION PROVISION AND OTHER LIABILITIES (Continued)

    contribution plan. The expense in 2009 was $6.5 million (2008 — $5.3 million; 2007 — $4.3 million). In addition to the Basic Plan, effective January 1, 2008 the Company adopted the supplemental plan for designated executives at the level of Vice-President or above. Under this plan, an additional 10% of the designated executives' earnings for the year (including salary and short-term bonus) are contributed by the Company. In 2009, $0.9 million (2008 — $0.7 million) was contributed to the supplemental plan.

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

    The Company's authorized capital stock includes an unlimited number of common shares with issued common shares of 156,655,056 (2008 — 154,808,918), less 29,882 treasury shares related to the restricted share unit plan (2008 — nil).

    In 2009, the Company declared dividends on its common shares of $0.18 per share (2008 — $0.18 per share; 2007 — $0.18 per share).

  (b)
  Flow-through common share private placements

    In 2009, Agnico-Eagle issued 358,900 (2008 — 779,250; 2007 — nil) common shares under flow-through share private placements that increased share capital by $19.2 million (2008 — $43.5 million; 2007 — nil), net of share issue costs. Effective December 31, 2009, the Company renounced to its investors C$30.6 million (2008 — C$54.5 million; 2007 — C$10.1 million) of such expenses for income tax purposes. The Company does not have an obligation to incur any exploration expenditures related to the expenditures previously renounced.

    The difference between the flow-through share issuance price and the market price of Agnico-Eagle's shares at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability terminates when the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Private placements

    On December 3, 2008, the Company closed a private placement of 9.2 million units. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $47.25 per share at any time during the five-year term of the warrant. As consideration for the lead purchaser's commitment, the Company issued to the lead purchaser an additional 4 million warrants. The net proceeds of the private placement were approximately $281 million, after deducting share issue costs of $8.8 million. If all outstanding warrants are exercised, the Company would issue an additional 8.6 million common shares.

    On May 26, 2009, the Company issued 15,825 shares with a market value of $0.9 million in connection with the acquisition of a 100% participating interest in 52 mining claims, located in the Abitibi region of Quebec.

    On July 24, 2009, the Company issued 18,000 shares for consideration of $500 in connection with the exercise of an option granted by a predecessor to the Company relating to the acquisition of certain properties relating to the Goldex Mine.

  (d)
  Public offering of common shares

    In December 2008, the Company issued 900,000 shares at a price of $38 per share under a prospectus supplement to its base shelf prospectus to fund a purchase of surface rights and advance royalty payments in connection with the development of the Pinos Altos property. The net proceeds of the issuance were approximately $34.2 million.

    There were no public offerings of common shares in 2009.

  (e)
  Accumulated other comprehensive income (loss)

    The cumulative translation adjustment in accumulated other comprehensive income (loss) in 2009 and 2008 of $(15.9) million resulted from Agnico-Eagle electing the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

6.     SHAREHOLDERS' EQUITY (Continued)

    applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2009 and 2008.

    The Company has designated certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income (loss).

    The following table sets out the components of accumulated other comprehensive income (loss), net of related tax effects:

	2009	2008
Cumulative translation adjustment from electing US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	67,497	1,602
Unrealized loss on hedging activities	—	(8,888)
Cumulative translation adjustments	(299)	(299)
Unrealized gain (loss) on pension liability	(327)	400
Tax effect of accumulated other comprehensive loss items	85	2,484

	$51,049	$(20,608)

    In 2009, a $10.1 million gain (2008 — $9.0 million gain, 2007 — $1.9 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (f)
  Net income per share

    The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2009	2008	2007
Weighted average number of common shares outstanding — basic	155,942,151	144,740,658	132,768,049
Add: Dilutive impact of employee stock options	1,256,103	1,148,070	1,189,820
Dilutive impact of warrants	1,392,752	—	—
Dilutive impact of treasury shares related to restricted share unit plan	29,882	—	—

Weighted average number of common shares outstanding — diluted	158,620,888	145,888,728	133,957,869

    The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price, for the period outstanding, of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

    Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively. In 2008, the shareholders approved a further 6,000,000 common shares for issuance under the ESOP.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

7.     STOCK-BASED COMPENSATION (Continued)

    Of the 2,276,000 options granted under the ESOP in 2009, 569,000 options granted vested immediately and expire in 2014. The remaining options expire in 2014 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 2,549,400 options granted under the ESOP in 2008, 637,350 options granted vested immediately and expire in 2013. The remaining options expire in 2013 and vest in equal installments, on each anniversary date of the grant, over a three-year period. Of the 1,380,000 options granted under the ESOP in 2007, 345,000 options granted vested immediately and expire in 2012. The remaining options expire in 2012 and vest in equal installments, on each anniversary date of the grant, over a three-year period. As a result of the acquisition of Cumberland Resources Ltd. ("Cumberland"), 326,250 options in Cumberland were converted to options of the Company. All these options vested immediately.

    Upon the exercise of stock options under the ESOP, the Company issues new common shares to settle the obligation.

    The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2009			2008			2007
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	4,752,440	C$	44.57	3,609,924	C$	30.34	2,478,790	C$	19.55
Granted	2,276,000		62.65	2,549,400		54.84	1,706,250		41.74
Exercised	(1,238,000)		34.28	(1,340,484)		25.46	(536,116)		17.56
Cancelled	(82,500)		55.99	(66,400)		51.32	(39,000)		19.16

Outstanding, end of year	5,707,940	C$	53.85	4,752,440	C$	44.57	3,609,924	C$	30.34

Options exercisable at end of year	2,445,615			1,860,890			1,908,049

    Cash received for options exercised in 2009 was $36.6 million (2008 — $33.6 million; 2007 — $8.8 million).

    The total intrinsic value of options exercised in 2009 was C$43.8 million (2008 — C$50.5 million).

    The weighted average grant-date fair value of options granted in 2009 was C$24.52 (2008 — C$16.78; 2007 — C$12.53). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$7.57 — C$10.40	60,798	0.2 years	C$ 9.59	60,798	C$ 9.59
C$15.60 — C$23.02	274,600	1.0 years	22.61	274,600	22.61
C$25.62 — C$36.23	141,207	1.8 years	28.66	125,257	27.99
C$39.18 — C$54.42	3,013,335	2.7 years	52.07	1,500,210	51.28
C$62.77 — C$72.41	2,218,000	4.0 years	62.94	484,750	63.11

C$7.57 — C$72.41	5,707,940	3.1 years	C$53.85	2,445,615	C$48.18

    The weighted-average remaining contractual term of options exercisable at December 31, 2009, was 2.6 years.

    The Company has reserved for issuance 5,707,940 common shares in the event that these options are exercised.

    The number of un-optioned shares available for granting of options as at December 31, 2009, 2008 and 2007 was 4,155,750, 6,349,250 and 2,832,250, respectively.

    On January 4, 2010, 2,735,080 options were granted under the ESOP, of which 683,770 options vested immediately and expire in the year 2015. The remaining options expire in 2015 and vest in equal installments on each anniversary date of the grant, over a three-year period.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

7.     STOCK-BASED COMPENSATION (Continued)

    Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	1.27%	3.65%	4.02%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	64.0%	44.8%	37.6%
Expected dividend yield	0.42%	0.23%	0.29%

    The Company uses historical volatility in estimating the expected volatility of Agnico-Eagle's share price.

    The aggregate intrinsic value of options outstanding at December 31, 2009 was C$17.5 million. The aggregate intrinsic value of options exercisable at December 31, 2009 was C$21.4 million.

    The total compensation expense for the ESOP recognized in the consolidated statements of income for the current year was $27.7 million (2008 — $25.3 million; 2007 — $9.8 million). The total compensation cost related to non-vested options not yet recognized was $33.3 million as of December 31, 2009. Of the total compensation cost for the ESOP, $8.7 million was capitalized as part of construction costs in 2009 (2008 — $9.0 million; 2007 — nil).

  (b)
  Incentive Share Purchase Plan

    On June 26, 1997, the shareholders approved an incentive share purchase plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values. In 2009, the Purchase Plan was amended to remove non-executive directors as eligible participants in the plan

    Under the Purchase Plan, Participants may contribute up to 10% of their basic annual salaries, and the Company contributes an amount equal to 50% of each Participant's contribution. All shares subscribed for under the Purchase Plan are newly issued by the Company. The total compensation cost recognized in 2009 related to the Purchase Plan was $3.8 million (2008 — $3.2 million).

    In 2009, 196,649 common shares were subscribed for under the Purchase Plan (2008 — 154,998; 2007 — 167,378) for a value of $11.3 million (2008 — $9.5 million; 2007 — $7.1 million). In May 2008, shareholders approved an increase in the maximum number of shares reserved for issuance under the Purchase Plan to 5,000,000 from 2,500,000. As at December 31, 2009, Agnico-Eagle has reserved for issuance 2,740,504 common shares (2008 — 2,937,153; 2007 — 592,151) under the Purchase Plan.

  (c)
  Restricted Share Unit Plan

    In 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period of two years.

    The Company funded the plan by transferring $3.0 million to an employee benefit trust (the "Trust") that then purchased shares of the Company in the open market. Compensation costs for RSUs incorporates an expected forfeiture rate. The forfeiture rate is estimated based on the Company's historical employee turnover rates and expectations of future forfeiture rates that incorporate various factors that include historical employee stock option plan forfeiture rates. For 2009, the impact of forfeitures was not material. For accounting purposes, the Trust is treated as a VIE and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust are eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

    Compensation cost related to the RSUs was $1.5 million in 2009, with $0.3 million being capitalized to Property, Plant and Mine Development line item in the consolidated balance sheets. The $1.2 million of compensation expense is included as a component of production, administration and exploration expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

8.     INCOME AND MINING TAXES

  Income and mining taxes recovery is made up of the following geographic components:

	2009	2008	2007
Current provision
Canada	$1,171	$6,143	$3,272
Future provision (recovery)
Canada	27,083	25,580	20,363
Finland	(6,754)	(8,899)	(3,702)

	$21,500	$22,824	$19,933

  Cash income and mining taxes paid in 2009 were $8.8 million (2008 — $3.8 million; 2007 — $22.1 million).

  The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2009	2008	2007
Combined federal and composite provincial tax rates	30.9%	31.1%	32.6%
Increase (decrease) in taxes resulting from:
Provincial mining duties	16.1	6.9	12.3
Tax law change (US$ election)	(24.4)	—	—
Impact of foreign tax rates	(4.9)	—	(2.3)
Permanent differences	2.2	(13.4)	(0.9)
Valuation allowance	—	5.8	—
Effect of changes in income tax rates	—	(6.6)	(29.2)

Actual rate as a percentage of pre-tax income	19.9%	23.8%	12.5%

  As at December 31, 2009 and 2008, Agnico-Eagle's future income and mining tax assets and liabilities were as follows:

	2009		2008
	Assets	Liabilities	Assets	Liabilities
Mining properties	$—	$572,964	$—	$471,553
Net operating and capital loss carry-forwards	27,878	(24,692)	21,647	(14,906)
Mining duties	—	(44,967)	—	(38,669)
Reclamation provisions	—	(20,774)	—	(22,892)
Valuation allowance	—	11,350	—	8,330

Future income and mining tax assets and liabilities	$27,878	$493,881	$21,647	$403,416

  All of Agnico-Eagle's future income tax assets and liabilities were denominated in local currency based on the jurisdiction in which the Company paid taxes and were translated into US dollars using the exchange rate in effect at the consolidated balance sheet dates. The increase in future income tax liabilities was due in part to the weaker US dollar in relation to the Canadian dollar. On December 12, 2008 however, the Company executed a Canadian federal tax election to commence using the US dollar as its functional currency for federal Canadian income tax purposes. This election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $21.0 million for the period ended December 31, 2009. At December 31, 2009, asset and liability amounts were translated into US dollars at an exchange rate of C$1.0466 per $1.00, and at an exchange rate of SEK 7.2125 per $1.00, whereas at December 31, 2008, asset and liability amounts were translated at an exchange rate of C$1.2240 per $1.00, and at an exchange rate of SEK 7.8770 per $1.00.

  The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

8.     INCOME AND MINING TAXES (Continued)

  disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

  A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

	2009	2008
Unrecognized tax benefit, beginning of year	$2,824	$3,390
Additions (reductions)	2,784	(566)

Unrecognized tax benefit, end of year	$5,608	$2,824

  The full amount of unrecognized tax benefits of $5,608, if recognized, would reduce the Company's annual effective tax rate. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

  The Company is subject to taxes in the following significant jurisdictions: Canada, Mexico, Sweden and Finland, each with varying statutes of limitations. The 1999 through 2009 tax years generally remain subject to examination.

9.     ACQUISITIONS

  Cumberland Resources Ltd.

  On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Offer") for all of the outstanding common shares of Cumberland not already owned by the Company. At the time, the Company owned 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis. Under the terms of the Offer, each Cumberland share was to be exchanged for 0.185 common shares of Agnico-Eagle. At the time, Cumberland owned 100% of the Meadowbank gold project, located in Nunavut, Canada. As of July 9, 2007, all common shares of Cumberland were acquired pursuant to the Offer. As of July 9, 2007, a total of 13,768,510 of the Company's shares were issued for the acquisition resulting in an increase of $536.6 million in common shares issued. The total purchase price as of July 9, 2007 amounted to $577.0 million which was allocated to various balance sheet accounts, mainly mining properties. On August 1, 2007, Agnico Acquisition, Cumberland and a wholly-owned subsidiary of Cumberland were amalgamated with Agnico-Eagle.

  The results of operations of Cumberland are included in the income statement for the combined entity from April 17, 2007.

  The purchase price paid through the issuance of 13,768,510 shares of the Company is summarized as follows.

Shares Issued
Total Issuance of the Company's Shares for Cumberland Acquisition:
April 16, 2007	11,610,074
April 30, 2007	932,958
July 9, 2007	1,225,478

Total shares issued	13,768,510

  In addition, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland in February 2007. Prior to announcement of the take-over bid by Agnico-Eagle, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions were for 420,000 ounces of gold and matured on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's policy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. All derivative positions were closed out in late June 2007.

  During 2008 certain tax assets that were not recognized upon the acquisition of Cumberland in 2007 were determined to be more likely than not to be realized. This resulted in a decrease to mineral properties and the future income tax liability of $15 million.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

9.     ACQUISITIONS (Continued)

  The allocation of the total purchase price for the 100% of Cumberland interest owned by the Company to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$536,556
Share of Cumberland previously acquired for cash	9,637
Fair value of options and warrants acquired	18,956
Transaction costs	11,836

Total purchase price to allocate	$576,985

Fair Value of Assets Acquired:
Net working capital acquired (including cash of $96,043)	$81,704
Plant and equipment	40,238
Other net liabilities	(1,399)
Mining properties	736,197
Future income tax liability	(279,755)

Total purchase price	$576,985

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
Trade payables	$86,392	$68,571
Wages payable	14,036	6,484
Accrued liabilities	31,924	32,991
Current portion of capital lease obligations	11,955	9,792
Other liabilities	11,125	21,957

	$155,432	$139,795

  Other liabilities mainly consists of the liability portion of the flow-through shares issuance of $6.8 million (2008 — $17.5 million) (note 6(b)).

11.   RELATED PARTY TRANSACTIONS

  Contact Diamond Corporation ("Contact") was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest". The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan was repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

  In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares. A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during 2006. On February 12, 2007, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. Stornoway acquired the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share. In addition, on March 16, 2007, the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures matured two years after their date of issue and interest was payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments could be paid in cash or in shares of Stornoway. During 2008, the interest payments to the Company amounted to C$0.7 million and consisted of 1,940,614 shares (2007 — C$0.9 million of which C$0.6 million was received in cash and the rest 302,450 shares) of Stornoway.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

11.   RELATED PARTY TRANSACTIONS (Continued)

  On July 31, 2008, the Company purchased from treasury 12,222,222 common shares of Stornoway at a price of C$0.90 per common share. Stornoway used the proceeds of the private placement to redeem the C$10 million principal amount of convertible debentures held by the Company and to pay to the Company a C$1 million amendment fee in connection with the amendment of the debentures to permit early redemption. The Company received an additional 527,947 common shares of Stornoway in satisfaction of accrued but unpaid interest on the debentures prior to their redemption. As a result of these transactions, the Company increased its holdings in Stornoway from 27,520,809 common shares (approximately 13.6% of the issued and outstanding common shares) to 40,270,978 common shares (approximately 15.8% of the issued and outstanding common shares).

  Agnico-Eagle's holdings in Stornoway as at December 31, 2009 remain unchanged at 40,270,978 common shares (approximately 15.3% of the issued and outstanding common shares).

  Subsequent to year-end, the Company purchased 5.0 million common shares of Stornoway at a price of C$0.50 per common share.

12.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2009, the total amount of these guarantees was $85.3 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank Mine. The Nunavut Tunngavik-administered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

  In addition, the Company has purchase commitments related to the Kittila Mine for oxygen and electricity supplies:

Purchase Commitments
2010	$9,987
2011	6,156
2012	3,994
2013	3,457
2014	3,457
Later years	34,576

Total	$61,627

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

13.   LEASES

  (a)
  Capital Leases

    In 2009, the Company entered into five sale-leaseback agreements with third-parties for various fixed and mobile equipment within Canada. These arrangements represent sale-leaseback transactions in accordance with ASC 840-40 — Sale-Leaseback Transactions. The following table provides summarized information related to these transactions:

	Effective Annual Interest Rate	Length of Contract
Sale-leaseback #1	5.95%	5 years
Sale-leaseback #2	5.95%	4 years
Sale-leaseback #3	6.10%	4 years
Sale-leaseback #4	6.06%	4 years
Sale-leaseback #5	6.06%	4 years

    All of the sale-leaseback agreements have end of lease clauses that qualify as bargain purchase options that the Company expects to execute. The total gross amount of assets recorded under sales-leaseback capital leases amount to $21.0 million (2008 — nil).

    The Company has agreements with third-party providers of mobile equipment for the development of the Meadowbank Mine and the Kittila Mine. These arrangements represent capital leases in accordance with the guidance in ASC 840-30 — Capital Leases. The leases for mobile equipment at the Kittila Mine are for five years and the leases for mobile equipment at the Meadowbank Mine are for three years. The effective annual interest rate on the lease for mobile equipment at Meadowbank is 3.15%. The effective annual interest rate on the lease for mobile equipment at Kittila is 4.99%.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as at December 31, 2009.

Year ending December 31:
2010	$13,457
2011	6,529
2012	7,499
2013	8,185
2014	2,092
Thereafter	—

Total minimum lease payments	37,762
Less amount representing interest	3,826

Present value of net minimum lease payments	$33,936

    The Company's capital lease obligations at December 31 are comprised as follows:

	2009	2008
Total future lease payments	$37,762	$23,370
Less: interest	3,826	1,499

	33,936	21,871

Less: current portion	11,955	9,792

Long-term portion of capital leases	$21,981	$12,079

    At the end of 2009, the gross amount of assets recorded under capital leases, including sale-leaseback capital leases was $51.7 million (2008 — $30.7 million; 2007 — $16.1 million). The charge to income resulting from amortization of assets recorded under capital leases is included in the amortization of plant and equipment component of the Consolidated Statements of Income.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

13.   LEASES (Continued)

  (b)
  Operating Leases

    The Company has a number of operating lease agreements involving office space. Some of the leases for office facilities contain escalation clauses for increases in operating costs and property taxes. Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms in excess of one year as at December 31, 2009 are as follows:

    Minimum lease payments:

2010	$2,552
2011	1,847
2012	1,890
2013	1,416
2014	1,415
Thereafter	11,273

Total	$20,393

    Total rental expense for operating leases was $3.7 million in 2009 (2008 — $3.1 million; 2007 — $1.4 million).

14.   RESTRICTED CASH

  In 2008, the Company raised approximately $43.5 million through the issuance of 779,250 flow-through common shares. To comply with the flow-through share agreements, the Company was obligated to incur $31 million of eligible Canadian exploration expenditures in 2009 related to the expenditures renounced in 2008 (note 6(b)). The amount of cash the Company was obligated to spend was designated as restricted cash as at December 31, 2008. In 2009, the Company incurred the full amount of its Canadian exploration expenditures obligation required under the flow-through share agreements.

  In 2009, the Company raised approximately $25.9 million through the issuance of 358,900 flow-through common shares. By December 31, 2009, the Company had incurred all required expenditures on eligible Canadian exploration expenditures related to the 2009 flow-through common share issuance (note 6(b)) and the balance of restricted cash was nil at December 31, 2009.

15.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008 and 2009, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine, the Goldex Mine, the Lapa Mine, and the Meadowbank Mine, have Canadian dollar requirements for capital, operating and exploration expenditures.

  In 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures related to the Meadowbank Mine. In March 2009, the Company entered into another zero cost collar for the same purpose. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly unhedged forecast Canadian dollar cash outflows during 2009. At December 31, 2008, the three zero cost collars hedged $180 million of 2009 expenditures and the additional zero cost collar entered in 2009 hedged $45 million of 2009 expenditures. The cash flow hedging relationship meets all requirements per ASC 815 to be perfectly effective, and unrealized gains and losses is recognized within other comprehensive income ("OCI").

  Gains and losses deferred in accumulated other comprehensive income ("AOCI") are recognized into income as amortization (or depreciation) of the hedged capital asset occurs. Amounts transferred out of accumulated OCI are recorded in the Property, Plant and Mine development line item in the balance sheet and are amortized into income over the same period as the hedged capital asset.

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  In 2009, all of the effective hedges matured and a total of $7.4 million was reclassified from OCI to the balance sheet as a credit to Property, Plant, and mine development line item. The total amount of unrealized loss on the hedges was nil as at December 31, 2009 (2008 — $8.9 million). The Company expects approximately $0.6 million to be reclassified into earnings in 2010 as the net gain is amortized in relation to the hedged capital asset.

  The following table shows the changes in the AOCI balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values, based on Black-Scholes calculated mark-to-market valuations, of recorded derivative related assets and liabilities and their corresponding entries to AOCI reflect the netting of the fair values of individual derivative financial instruments.

	2009	2008
AOCI, beginning of year	$(8,888)	$—
Gain reclassified from AOCI into project development costs	(7,399)	—
Gain (loss) recognized in OCI	16,287	(8,888)

AOCI, end of year	$—	$(8,888)

  As at December 31, 2009, the Company had unmatured covered call options on available-for-sale securities with a premium of $1.1 million (2008 — $3.1 million) and a Black-Scholes calculated mark-to-market gain (loss) of $0.5 million (2008 — $(0.8) million). Premiums received on the sale of covered call options are recorded as a liability in the fair value of derivative financial instrument component of the consolidated balance sheets until they mature or the position is closed. Gains or losses as a result of mark-to-market valuations are taken into income in the period incurred. The Company sold these call options against the shares and warrants of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares and warrants it acquired in connection with Goldcorp's acquisition of Gold Eagle Mines Ltd. During 2009, the Company continued to write covered call options on the shares and warrants of Goldcorp as they expire and/or were repurchased. The amount of $0.6 million (2008 — 3.9 million) recorded as a liability as at December 31, 2009, is expected to be recognized through the consolidated statements of income in 2010.

  During the year-ended December 31, 2009, the Company recognized a net gain of $10.5 million (2008 — $(0.8) million) in the interest and sundry income component of the consolidated statements of income related to the written call options of Goldcorp shares and warrants.

  During the third quarter of 2009, the Company sold its 0.8 million shares of Goldcorp shares but continued to write call options on the 0.8 million warrants it continues to hold. Cash provided by operating activities in the consolidated statements of cash flows are adjusted for gains realized on the consolidated statements of income through the loss (gain) on sale of securities component. Premiums received are a component of proceeds on sale of available-for-sale securities and other within the cash used in investing activities section of the consolidated statements of cash flows.

  As at December 31, 2009 and 2008, there were no metal derivative positions.

  Other required derivative disclosures can be found in note 6(f), "Accumulated other comprehensive income (loss)".

  Agnico-Eagle's exposure to interest rate risk at December 31, 2009 relates to its cash and cash equivalents, short-term investments and restricted cash totalling $163.6 million (2008 — $99.4 million) and its credit facilities. The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 0.59% (2008 — 3.21%).

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2009.

  In September 2006, the FASB issued ASC 820 — Fair Value Measurement and Disclosure (Prior authoritative literature: FASB Statement No. 157, "Fair Value Measurements" ("FAS 157")). ASC 820 defines fair value, establishes a framework for measuring fair value in US GAAP, and expands required disclosures about fair value measurements. The provisions of ASC 820 were adopted January 1, 2008. In February 2008, FASB modified ASC 820 (Prior authoritative literature: FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157" that delayed the effective date of ASC 820 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The new provisions of ASC 820 were effective for the Company's fiscal year beginning January 1, 2009.

  Fair value is the value at which a financial instrument could be closed out or sold in a transaction with a willing and knowledgeable counterparty over a period of time consistent with the Company's investment strategy. Fair value is based on quoted market prices,

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  where available. If market quotes are not available, fair value is based on internally developed models that use market-based or independent information as inputs. These models could produce a fair value that may not be reflective of future fair value.

  The three levels of the fair value hierarchy under ASC 820 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The following table sets out the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents(1)	$160,280	$158,240	$2,040	—
Available-for-sale securities(2)(3)	111,967	101,907	10,060	—
Accounts receivable(1)	93,571	—	93,571	—
Short-term investments(1)	3,313	—	3,313	—
Fair value of defined benefit pension plan assets(4)	1,635	1,635	—	—

	$370,766	$261,782	$108,984	—

Financial liabilities:
Bank debt(5)	$716,666	$—	$716,666	—
Accounts payable and accrued liabilities(1)	136,677	—	136,677	—
Dividends Payable(1)	28,199	28,199	—	—
Derivative liabilities(3)	662	—	662	—

	$882,204	$28,199	$854,005	—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at fair value based on broker-dealer quotations.

  (4)
  Assets for the defined benefit pension plan consists of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan.

  (5)
  Recorded at cost. This line item also includes accrued interest.

  Cash equivalents and short-term investments are classified as Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase. The short-term investments are market securities with remaining maturities of over three months at the date of purchase.

  The Company's available-for-sale equity securities valued using quoted market prices in active markets are classified as Level 1 of the fair value hierarchy. The fair value of these securities are calculated as the quoted market price of the security multiplied by the quantity of shares held by the Company. The Company's available-for-sale securities classified as Level 2 of the fair value hierarchy consist of equity warrants. The fair value of these Level 2 securities are calculated based on the broker-dealer quotation multiplied by the quantity of equity warrants held by the Company.

  In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded in the consolidated statement of income and a new cost basis for the investment is established. The Company assesses whether a decline in value is considered to be other-than-temporary by considering available evidence, including

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

15.   FINANCIAL INSTRUMENTS (Continued)

  changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. New evidence could become available in future periods which would affect this assessment and thus could result in material impairment charges with respect to those investments for which the cost basis exceeds its fair value.

16.   SEGMENTED INFORMATION

  Agnico-Eagle predominantly operates in a single industry, namely exploration for and production of gold. Based on the internal reporting structure and the nature of the Company's activities, the Company identifies its reportable segments as those consolidated mining operations or functional groups that represent more than 10% of the combined revenue, profit or loss or total assets of all reported operating segments. Consolidated mining operations or functional groups not meeting this threshold are aggregated at the applicable geographic region for segment reporting purposes. This structure reflects how the Company manages its business and how it classifies its operations for planning and measuring performance:

Canada:	LaRonde Mine, Lapa Mine, Goldex Mine, Meadowbank Mine, and the Regional Office
Europe:	Kittila Mine
Latin America:	Pinos Altos Mine
USA:	USA Exploration office, Europe Exploration office, Canada Exploration office, and the Latin America Exploration office

  Corporate Head Office assets are included in the Canada category and specific corporate income and expense items are noted separately below.

  On May 1, 2009, both the Lapa Mine and Kittila Mine achieved commercial production. The Pinos Altos Mine achieved commercial production on November 1, 2009. The Goldex Mine achieved commercial production August 1, 2008. The Meadowbank Mine is expected to achieve commercial production in the first quarter of 2010.

Twelve Months Ended December 31, 2009	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$538,123	$252,035	$60,028	$—	$36,499	$189,561
Europe	61,457	42,464	10,909	—	3,582	4,502
Latin America	14,182	11,819	1,524	—	(250)	1,089
Exploration	—	—	—	36,279	—	(36,279)

	$613,762	$306,318	$72,461	$36,279	$39,831	$158,873

Segment income						$158,873
Corporate and Other
Interest and sundry income						16,172
Gain on sale of available-for-sale securities						10,142
General and administrative						(63,687)
Provincial capital tax						(5,014)
Interest expense						(8,448)

Income before income, mining and federal capital taxes						$108,038

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except per share amounts, unless otherwise indicated)
December 31, 2009

16.   SEGMENTED INFORMATION (Continued)

Twelve Months Ended December 31, 2008	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$368,938	$186,862	$36,133	$—	$(70,442)	$216,385
Europe	—	—	—	—	(7,281)	7,281
Latin America	—	—	—	—	35	(35)
Exploration	—	—	—	34,704	—	(34,704)

	$368,938	$186,862	$36,133	$34,704	$(77,688)	$188,927

Segment income						$188,927
Corporate and Other
Interest and sundry income						11,721
Gain on sale of available-for-sale securities						25,626
General and administrative						(47,187)
Write-down on available-for-sale securities						(74,812)
Provincial capital tax						(5,332)
Interest expense						(2,952)

Income before income, mining and federal capital taxes						$95,991

Twelve Months Ended December 31, 2007	Revenues from Mining Operations	Production Costs	Amortization	Exploration & Corporate Development	Foreign Currency Translation Loss (Gain)	Segment Income (Loss)
Canada	$432,205	$166,104	$27,757	$—	$30,291	$208,053
Europe	—	—	—	—	2,009	(2,009)
Latin America	—	—	—	—	(3)	3
Exploration	—	—	—	25,507	—	(25,507)

	$432,205	$166,104	$27,757	$25,507	$32,297	$180,540

Segment income						$180,540
Corporate and Other
Interest and sundry income						25,142
Gain on sale of available-for-sale securities						4,088
General and administrative						(38,167)
Loss on derivative financial instruments						(5,829)
Provincial capital tax						(3,202)
Interest expense						(3,294)

Income before income, mining and federal capital taxes						$159,278

	Capital Expenditures
	2009	2008	2007
Canada	$435,098	$548,555	$1,157,973
Europe	84,955	190,188	92,070
Latin America	136,706	171,438	41,252
Exploration	—	55	—

	$656,759	$910,236	$1,291,295

  There are no transactions between the reported segments affecting revenue. Production costs for the reported segments are net of intercompany transactions.

ITEM 19    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description
1.01	Articles of Amalgamation of the Company (incorporated by reference to Exhibit 1.02 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2007, filed with the SEC on March 28, 2008).	*
1.02	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 99.1 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on March 28, 2008).	*
4.01	Amended and Restated Credit Agreement, dated as of June 15, 2009, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.	*
4.02	Amended and Restated Credit Agreement, dated as of June 15, 2009, between the Company, the guarantors party thereto, the lenders party thereto and The Bank of Nova Scotia.	*
4.03	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 (File No. 333-152004), filed with the SEC on August 19, 2008).**	*
4.04	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-8 (File No. 333-152004) filed with the SEC on August 19, 2008).**	*
4.05	Warrant Indenture, dated as of April 4, 2009, between the Company and Computershare Trust Company of Canada.	*
8.01	List of subsidiaries of the Company.	*
11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Company's Form 6-K (File No. 001-13422) furnished to the SEC on December 21, 2005).	*
12.01	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (Sean Boyd).	*
12.02	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Subsections (A) and (B) of Section 1350, Chapter 63 of Title 18, United States Code) (David Garofalo).	*
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).***	*
15.01	Consent of Independent Registered Public Accounting Firm.	*
15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Company's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2005 filed with the SEC on March 28, 2006).

Exhibit No.	Description
101	The following financial information from Agnico-Eagle Mines Limited's Comparative Audited Consolidated Financial Statements, formatted in XBRL (Extensible Business Reporting Language) and furnished electronically herewith: (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Cash Flow; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Comprehensive Income; and (vi) the Notes to Consolidated Financial Statements, tagged as blocks of text.

*
Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section, may be inspected and copied at prescribed rates at the public reference room maintained by the SEC located at 110 F Street, N.E., Room 1580, Washington, D.C. 20549, U.S.A. or may be accessed electronically at the SEC's website (www.sec.gov).

**
Management contracts or compensatory plan, contract or arrangements required to be filed and herein incorporated as an exhibit.

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Pursuant to the SEC Release No. 33-8212 and 34-47551, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be incorporated by reference into any filing under the U.S. Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 26, 2010
	By:	/s/ DAVID GAROFALO David Garofalo Senior Vice-President, Finance and Chief Financial Officer

senior management shareholder information Louise Grondin Vice-President, Environment & Sustainable Development Ingmar E. Haga Vice-President, Europe Marc Legault Vice-President, Project Development Claudio Mancuso Vice-President, Treasurer David Smith Vice-President, Investor Relations Sean Boyd Vice-Chairman and Chief Executive Officer Eberhard Scherkus President and Chief Operating Officer David Garofalo Senior Vice-President, Finance and Chief Financial Officer Donald G. Allan Senior Vice-President, Corporate Development Alain Blackburn Senior Vice-President, Exploration Tim Haldane Senior Vice-President, Latin America R. Gregory Laing General Counsel, Senior Vice-President, Legal and Corporate Secretary Daniel Racine Senior Vice-President, Operations Jean Robitaille Senior Vice-President, Technical Services Picklu Datta Vice-President, Controller Patrice Gilbert Vice-President, Human Resources Paul-Henri Girard Vice-President, Canada AUDITORS Ernst & Young LLP Chartered Accountants SOLICITORS Davies Ward Philips & Vineberg LLP (Toronto and New York) LISTINGS The New York Stock Exchange and the Toronto Stock Exchange Stock Symbol: AEM TRANSFER AGENT Computershare Trust Company of Canada 1-800-564-6253 INVESTOR RELATIONS Hazel Winchester (416) 947-1212 ANNUAL MEETING OF SHAREHOLDERS Le Royal Meridien King Edward Hotel 37 King Street East Toronto, Ontario, Canada April 30, 2010 11:00 am CORPORATE HEAD OFFICE Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212 agnico-eagle.com

Agnico-Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Canada M5C 2Y7 Tel. 416.947.1212 Fax. 416.367.4681 agnico-eagle.com aemtomorrow